Exhibit 99.1
INFORMATION STATEMENT
PROTECTIVE PRODUCTS OF AMERICA, INC.
Common Stock
(Par Value $0.001 Per Share)
     Protective Products of America, Inc., or PPA, formerly known as Ceramic Protection Corporation, is providing this information statement to you as a stockholder of PPA in connection with the registration of our common stock pursuant to the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act.
     We design, manufacture and market advanced products that provide ballistic protection for personnel and vehicles in the military and law enforcement markets. We were originally incorporated in Alberta, Canada. On July 31, 2008, we completed our domestication process and incorporated in the State of Delaware. We are a reporting issuer in Canada and our common stock is listed and posted for trading on the Toronto Stock Exchange under the trading symbol “PPA.” In connection with our domestication process, we issued shares of our common stock pursuant to the exemption provided by Section 3(a)(10) of the Securities Act of 1933, as amended. By availing ourselves of this exemption, we are required to register our common stock pursuant to the Exchange Act. No vote of PPA stockholders is required in connection with the registration. We are not asking you for a proxy, and you are requested not to send us a proxy.
     We will become subject to the information and periodic reporting requirements of the Exchange Act upon the earlier of May 1, 2009 or the registration statement of which this information statement is a part becoming effective under the Exchange Act. Once we become subject to such reporting requirements, we will file periodic reports, proxy statements and other information with the Securities and Exchange Commission.
     In reviewing this information statement, you should carefully consider the risks under “Risk Factors” beginning on page 5 of this information statement.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.
     This information statement is not an offer to sell, or a solicitation of an offer to buy, any securities.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	ii
SUMMARY	1
RISK FACTORS	5
CAPITALIZATION	16
DIVIDEND POLICY	17
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	18
BUSINESS	30
MANAGEMENT	41
COMPENSATION DISCUSSION AND ANALYSIS	47
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	59
DESCRIPTION OF OUR INDEBTEDNESS	60
DESCRIPTION OF OUR CAPITAL STOCK	63
CERTAIN PROVISIONS OF DELAWARE LAW AND OUR CERTIFICATE OF INCORPORATION AND BYLAWS	65
WHERE YOU CAN FIND MORE INFORMATION	69
INDEX TO FINANCIAL STATEMENTS	F-1
     This information statement is being furnished solely to provide information to stockholders who received shares of PPA common stock following our domestication in Delaware on July 31, 2008. It is not provided as an inducement or encouragement to buy or sell any securities. You should not assume that the information contained in this information statement is accurate as of any date other than the date on which the registration statement of which this information statement is a part becomes effective under the Exchange Act. Changes to the information contained in this information statement may occur after that date, and, except as required by law, we undertake no obligation to update the information.
     Prior to our domestication in July 2008, we reported our financial statements in Canadian dollars. In connection with our domestication, we adopted the U.S. dollar as our reporting currency. Since the time of our domestication, we have furnished all public reports, including our reports to the securities regulatory authorities in Canada, in U.S. dollars, and the financial statements and other financial information presented in this information statement have been translated into U.S. dollars. For a detailed discussion of the methodology we used to translate from Canadian dollars to U.S. dollars, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Foreign Currency Translation and Reporting Currency.” Except as otherwise noted in this information statement, all financial information presented in this information statement is in U.S. dollars. As used in this information statement, “CAD$” means Canadian dollars.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
     We have made forward-looking statements in this information statement, including under “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere. These forward-looking statements include statements regarding both us specifically and the industries in which we operate generally. Statements that include words such as “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “seek,” “may,” “will” and similar statements of a future or forward-looking nature identify forward-looking statements for purposes of the U.S. federal securities laws or otherwise. These statements are subject to risks and uncertainties and include any statements that are not historical facts and statements regarding our financial position, business strategy and other plans and objectives for future operations. Although we believe that these statements are based on reasonable assumptions, they are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those indicated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed under “Risk Factors” and elsewhere in this information statement. These factors include, among others:
•	the availability of financing;

•	customer demands for our products;

•	actions by current and new competitors;

•	the effect of political and economic conditions and geopolitical events in the U.S.;

•	the availability of supplies and raw materials;

•	changes in technology;

•	fluctuations in government tax revenue and budgetary constraints;

•	business cycles;

•	unanticipated developments relating to audits, investigations and lawsuits; and

•	new regulatory requirements.
     Except as required by law, we do not undertake any responsibility to release publicly any revisions to these forward-looking statements to take into account events or circumstances that occur after the date of this prospectus or to update you on the occurrence of any unanticipated events which may cause actual results to differ from those expressed or implied by the forward-looking statements contained in this prospectus. You are cautioned not to unduly rely on such forward-looking statements, which speak only as of the date made, when evaluating the information presented in this information statement.

ii

SUMMARY
     This summary provides highlights from this information statement, but does not contain all details concerning Protective Products of America, Inc. and our common stock, including information that may be important to you. To better understand the business and financial position of our company, you should carefully review this entire document.
     Unless the context requires otherwise or except as otherwise noted, as used in this information statement the words “PPA,” “we,” “our company,” “the Company”, “us” and “our” refer to Protective Products of America, Inc. and its subsidiaries for all periods following the domestication and to Ceramic Protection Corporation and its subsidiaries for all periods prior to the domestication.
Our Business
Our Company
     We design, manufacture and market advanced products that provide ballistic protection for personnel and vehicles in the military and law enforcement markets. Our product portfolio includes a full line of soft armor police and military protective products, including vests, special purpose armor plates, shields and helmets. One of our signature products is the Modular Tactical Vest, or MTV, which was selected in 2006 by the U.S. Marine Corps, or USMC, in a competitive process, to replace its previous Interceptor body armor system. We are a leader in law enforcement vehicle door protection systems and have supplied ballistic door panels for use in the Ford Crown Victoria Interceptor police vehicle. We are one of a few companies capable of providing customers with an integrated armoring system of ceramic plates, soft ballistic material and vests for military personnel.
     Our headquarters and primary manufacturing and research and development facilities are located in Sunrise, Florida and we have an additional manufacturing facility in Granite Falls, North Carolina. Effective September 2008, we classified our manufacturing facility in Newark, Delaware as a discontinued operation.
     Our primary customers include agencies of the U.S. Government, prime government contractors who integrate our products into their armor systems, distributors and law enforcement agencies. Approximately 99% of our products are sold to customers in the U.S. For the first nine months of 2008, our revenues were $65.3 million, representing an increase of 18.7% as compared to the same period in 2007. Our net loss from continuing operations for the first nine months of 2008 was $28.6 million, compared to net income from continuing operations of $2.1 million for the same period in 2007.
     We are a reporting issuer in Canada and our common stock is listed and posted for trading on the Toronto Stock Exchange under the trading symbol “PPA.” We will be a public U.S. company that reports under the Exchange Act upon the earlier of May 1, 2009 or the registration statement of which this information statement is a part becoming effective under the Exchange Act.
History and Development
     We were originally formed on November 1, 1995 in Alberta, Canada through the amalgamation of two Canadian companies. On February 26, 1996, we changed our name to Ceramic Protection Corporation. Prior to 2004, our principal business activities were the manufacture and distribution of alumina and alumina-bonded silicon carbide products and the distribution of polyethylene materials to the industrial wear management and ballistic protection markets. In 2004, we acquired Alanx Wear Solutions, Inc., a manufacturer of boron carbide and silicon carbide products for personal armor systems and industrial wear management applications, and in 2005, we expanded our sales of armor products to include ceramic personal armor plates and vehicular armor panels.
     In May 2006, we acquired Protective Products International Corp., or PPIC, located in Sunrise, Florida. This acquisition expanded our product portfolio to include a variety of soft armor products and provided us with an increased geographic scope and the opportunity for significant growth in the military and police armor markets.

     Following the acquisition of PPIC, we expanded our sales and marketing efforts to military and law enforcement channels and received several significant orders, including an order valued at $36.2 million for MTVs from the USMC. In 2007, we received orders totaling $63.0 million from various branches of the U.S. military.
     On January 2, 2008, we acquired the production facility and manufacturing assets of ForceOne, LLC in North Carolina. This acquisition added to our soft armor capabilities and enabled us to better control our production and delivery schedules of soft armor vests for the U.S. military.
     On July 31, 2008, we completed our U.S. domestication process and incorporated in the State of Delaware under our new name Protective Products of America, Inc.
Our Competitive Strengths
     We believe that the following strengths will contribute to our growth and increase stockholder value over the next few years:
•	Proven products;

•	Strong brand recognition;

•	Collaborative customer relationships;

•	Seasoned leadership team and distinguished Board of Directors; and

•	Scalable manufacturing processes.
     Proven products. Our focus on producing advanced products for ballistics protection has helped move us to the forefront of the marketplace. Products such as our MTV and our ballistic door panel for police vehicles have demonstrated that we have the capability to design, manufacture and provide our customers with a high quality product and our customers have grown to rely on this consistency and dependability.
     Strong brand recognition. Our selection by the USMC as its sole source supplier for the MTV, and the success of our products generally, have contributed to a significant level of brand recognition in our industry. We believe that this recognition provides us with enhanced credibility regarding our ability to successfully design and deliver armor solutions, thereby improving our ability to compete for new business.
     Collaborative customer relationships. We have a successful history of working collaboratively with military customers. We believe that this experience enhances our ability to identify and pursue opportunities and satisfy emerging requirements relating to armor needs of the U.S. military. We also have a successful track record of working with third party manufacturers to integrate our components into their products.
     Seasoned leadership team and distinguished Board of Directors. Our Chief Executive Officer, Stephen Giordanella, has more than 25 years of experience and deep relationships in the armor industry. Our team of senior leaders, manufacturing managers, research and development engineers and sales representatives is talented, motivated and passionate about our products. Our team has developed strategic relationships throughout the industry and, as a result, is knowledgeable about future opportunities and upcoming customer needs. Our Board of Directors includes a number of individuals with long and distinguished careers in military service, including our recently elected Chairman, Brian Stafford, who is a former director of the U.S. Secret Service. These directors guide us in our strategic planning and positioning and provide valuable insight into opportunities and emerging priorities in our industry.
     Scalable manufacturing processes. We believe that our manufacturing processes in Sunrise, Florida and Granite Falls, North Carolina are scalable and capable of meeting our growth projections over the next few years. Our facilities provide us with the flexibility to quickly adjust our operations to changing customer needs in terms of both product type and quantity.

Our Strategy
     Our goal is to be the leading provider of advanced products used for ballistic protection and achieve profitable growth and stockholder value through our focus on the following initiatives:
•	Increase our exposure to all branches of the U.S. military and federal agencies;

•	Expand our market share in the domestic law enforcement market;

•	Focus on advanced research and development and expand our internal testing capability;

•	Build on our capabilities as an integrator of hard armor components; and

•	Enhance operational and manufacturing efficiencies.
     Increase our exposure to all branches of the U.S. military and federal agencies. Since early 2007, we have delivered more than 142,000 MTVs to the USMC as a sole source provider. We also provide MTVs to the U.S. Navy. We are privileged to enjoy favorable working relationships with these branches of the U.S. military and we plan to leverage these relationships to expand product sales to other branches of the military and other agencies of the U.S. Government. We are actively pursuing opportunities to provide personal armor protection to the U.S. Army through the Improved Outer Tactical Vests, or IOTV, solicitation for up to 900,000 vests over three years. Our government sales organization plans to build on existing relationships and partnerships to expand our sales in military markets.
     Expand our market share in the domestic law enforcement market. We currently supply soft armor products to state and local law enforcement agencies, primarily located in the U.S. We believe that law enforcement vests are typically replaced on a five-year cycle and we believe 2009-2010 will yield significant orders due to recent changes in the U.S. Government’s National Institute of Justice, or NIJ, standards for ballistic resistance of body armor. We believe that we are well positioned to capitalize on this expanding market through increased sales representation throughout the U.S. and active participation at nationally recognized tradeshows. We believe that we have established enviable brand recognition over the past few years, and we plan to capitalize on our brand recognition “asset” through our expanded sales and marketing efforts.
     Focus on advanced research and development and expand internal testing capability. Personal armor protection systems, both hard and soft, require extensive research and development time, most of which is dedicated to destructive ballistic tests and statistical analyses. We are planning a state-of-the-art ballistic range and testing facility that we expect will be instrumental in developing and testing new products for the newly published NIJ Standard 0101.06 for the ballistic resistance of body armor. The facility will also allow us to continue to perform vital quality control lot testing for all of our current products while simultaneously developing new technologies and products.
     In addition to enhanced internal testing and development capabilities, we are positioning ourselves to expand our strategic development partnerships within industry and academia. Examples of our current ongoing development partnerships include the design and development of an enhanced maxillofacial ballistic protection system with Eye Safety Systems, a safety eyewear manufacturer, and the design and development of an “intelligent” vest carrier system with an integrated lightweight personal cooling and/or warming system.
     Build on our capabilities as an integrator. Our past experience as a ceramic manufacturer and expertise as a nationally recognized soft armor manufacturer has positioned us to be an effective integrator of hard armor components and enhanced our ability to provide our customers with a complete armor system. According to the Center for Arms Control and Non-Proliferation, in fiscal year 2008, the Department of Defense approved more than $16.8 billion in supplemental funding for Mine Resistant Ambush Protected vehicles. We believe that there is significant potential in the development and deployment of large, lightweight, monolithic, ceramic-based laminate armor systems to defeat small arms, improvised explosive devices and heavy machine gun threats. We believe that the consolidation of our manufacturing capabilities at our Sunrise, Florida manufacturing facility in close proximity to our research and development facility will facilitate the expansion of our integration work.

     Enhance operational and manufacturing efficiencies. We intend to continue focusing on increasing the efficiency of our operations and manufacturing processes. We plan to streamline our operations and reduce our costs by, in part, investing resources in a continuous review process, building on our ISO 9000 certification and implementing process improvements through our information technology platforms.
DIVIDEND POLICY
     We have never declared or paid any dividends on our common stock, and we do not intend to pay dividends in cash or in kind in the foreseeable future. We expect to retain any earnings to finance the further growth of our company. Our Board of Directors will determine if and when dividends should be declared and paid in the future based upon the earnings and financial condition of our company at the relevant time and such other factors as our Board may deem relevant. All of our common stock is entitled to an equal share in any dividends declared and paid.
CORPORATE INFORMATION
     Our company was formed on November 1, 1995 in Alberta, Canada through the amalgamation of two Canadian companies. On February 26, 1996, we changed our name to Ceramic Protection Corporation. On July 31, 2008, we completed our U.S. domestication process and incorporated in the State of Delaware under our new name Protective Products of America, Inc.

RISK FACTORS
     We are subject to various risks and uncertainties in the course of our business. The following summarizes some, but not all, of the risks and uncertainties that may adversely affect our business, financial condition or results of operations.
RISKS RELATING TO OUR BUSINESS AND OPERATIONS
Unless we secure long-term financing, restore positive cash flow and maintain positive working capital, we may not continue as a going concern.
     Our primary operating line of credit is with Canadian Imperial Bank of Commerce, or CIBC, and as of September 30, 2008, we had $10.6 million of debt outstanding under the line of credit. There have been a number of amendments to the credit agreement governing our line of credit over the past 15 months. On June 30, 2008, in connection with the seventh amendment to our credit agreement, we received a waiver for two covenant breaches. A subsequent amendment extended the maturity date of our outstanding debt under the line of credit to October 17, 2008. Effective as of January 30, 2009, we entered into a Forbearance Agreement and an Amended and Restated Credit Agreement with CIBC. Under the Forbearance Agreement, CIBC has agreed not to exercise any remedies with respect to existing defaults by us under the Amended and Restated Credit Agreement until the earliest of (i) June 30, 2009, (ii) any other default by us under the Amended and Restated Credit Agreement or (iii) any breach by us of the Forbearance Agreement. The Amended and Restated Credit Agreement increased the interest rate on our line of credit to the prime rate plus 650 basis points and reduced the maximum borrowing capacity under our line of credit to CAD$9.0 million. The outstanding balance under our line of credit is now due June 30, 2009. However, there can be no assurances that we will be able to secure new replacement financing by June 30, 2009.
     For the nine months ended September 30, 2008, we incurred an operating loss from continuing operations of $28.6 million and used $5.5 million in cash from continuing operations. During the past two years we have relied primarily upon debt and equity financing to fund our operations. As of September 30, 2008, we had an accumulated deficit of $56.9 million. Since December 31, 2007, each of our quarterly financial statements has contained a statement regarding our ability to continue as a going concern. We do not have sufficient cash on hand to repay the amounts due under our Amended and Restated Credit Agreement which are now due on June 30, 2009. Unless we secure future contracts to help restore positive cash flow, there is substantial doubt as to our ability to continue as a going concern.
     In February and March 2008, we completed a private placement of subordinated, convertible debentures for aggregate proceeds of $6.0 million, and a public offering of common stock for net proceeds of $14.1 million. The proceeds from these financings were used to resolve our working capital deficiency, acquire certain manufacturing assets from ForceOne, LLC, repay $5.0 million in outstanding principal of term indebtedness and reduce the outstanding balance on our operating line of credit by $5.0 million. As of September 30, 2008, we had positive working capital of less than $0.1 million as compared to a working capital deficiency of $6.8 million as of December 31, 2007. As of September 30, 2008, we had $0.8 million in cash, compared to $2.8 million in cash as of December 31, 2007.
     Moreover, over the past several months, significant deterioration in the financial condition of large financial institutions has resulted in a severe loss of liquidity and availability in global credit markets, higher short-term borrowing costs and more stringent borrowing terms. Recessionary conditions in the global economy threaten to cause further tightening of the credit markets, more stringent lending standards and terms and higher volatility in interest rates. Persistence of these conditions could have a material adverse effect on our ability to obtain further covenant waivers from our existing lenders, our access to short-term debt and the terms and cost of that debt.
Our cash flows may not be sufficient to service our indebtedness.
     As of September 30, 2008, we had $21.7 million of consolidated indebtedness outstanding which does not reflect loan discounts of $0.4 million. See “Description of Our Indebtedness” for more information. If we do not generate sufficient cash flow from operations to meet our debt service obligations and to fund our working capital requirements, we may be required to, among other things:
•	seek additional financing in the debt or equity markets;

•	seek to refinance or restructure all or a portion of our indebtedness; or

•	reduce or delay planned capital expenditures.
     There can be no assurance that these measures will be sufficient to enable us to service our indebtedness, and any financing, refinancing or sale of assets might not be available on economically favorable terms, if at all.
     As of September 30, 2008, we had $10.6 million in outstanding debt under our operating line of credit that is tied to prime rate loans, which are variable. If interest rates increase, the amount of interest payments on our floating rate indebtedness will also increase. Since our operating line of credit is denominated in Canadian dollars, if the value of the U.S. dollar relative to the Canadian dollar declines, we will have less borrowing capacity on our line of credit, which could have a material adverse impact on our liquidity and operations.
Our substantial indebtedness could adversely impact our financial condition and results of operations.
     As of September 30, 2008, we had $21.7 million of consolidated indebtedness outstanding which does not reflect loan discounts of $0.4 million. The level of our indebtedness will have several important effects on our future operations, including, without limitation:
•	We may be required to use a portion of our cash flow from operations for the payment of principal and interest on outstanding indebtedness;

•	Outstanding indebtedness and leverage will increase the impact of any negative changes in general economic and industry conditions, as well as competitive pressures; and

•	The level of outstanding indebtedness may affect our ability to obtain additional financing for working capital, capital expenditures or general corporate purposes.
     Any of these effects could have a material adverse effect on our business, financial condition, results of operations and liquidity.
The restrictive covenants associated with our outstanding indebtedness may limit our activities.
     Our Amended and Restated Credit Agreement contains restrictive covenants which affect, and in many respects significantly limit or prohibit, among other things, our ability to:
•	incur indebtedness;

•	create liens;

•	make investments or loans;

•	engage in transactions with affiliates;

•	make distributions on, or redeem or repurchase, our capital stock;

•	enter into various types of swap contracts or hedging agreements;

•	make capital contributions;

•	sell assets; or

•	pursue mergers or acquisitions.

     In connection with entering into the Forbearance Agreement and the Amended and Restated Credit Agreement, we agreed to several new restrictive covenants, including achieving targeted internal cash projections, maintaining a minimum level of stockholders' equity and making certain repayments. In order to comply with these covenants, we may be forced to forego other business opportunities that become available to us. In addition, for the nine months ended September 30, 2008, we recorded an impairment of our goodwill. If we are required to record an additional charge in the future, that charge could cause us to breach our covenant to maintain a minimum level of stockholders’ equity. There can be no assurance that CIBC would waive any such breach by us.
     Failure to comply with restrictive covenants in our existing contractual arrangements could accelerate our repayment obligations under our debt. Additionally, as a result of these restrictive covenants, we may be at a disadvantage compared to our competitors that have greater operating and financing flexibility than we do. Our Amended and Restated Credit Agreement also contains various financial covenants and ratios. As of September 30, 2008, we were not in compliance with any of these covenants and ratios.
     Under the Forbearance Agreement, CIBC has agreed not to exercise any remedies with respect to existing defaults by us under the Amended and Restated Credit Agreement until the earliest of (i) June 30, 2009, (ii) any other default by us under the Amended and Restated Credit Agreement or (iii) any breach by us of the Forbearance Agreement. There can be no assurance that CIBC will waive any future default by us, or extend the forbearance period beyond June 30, 2009. Any failure to obtain a waiver of a covenant default in the future could result in an immediate acceleration of the debt outstanding under our Amended and Restated Credit Agreement, which would have a material adverse impact on our liquidity and financial condition.
We depend on the U.S. Government for a substantial amount of our sales, and the loss of, or a significant reduction in, U.S. military business could have a material adverse effect on our business, financial condition, results of operations and liquidity.
     We serve primarily the defense and law enforcement markets and our sales are concentrated within the U.S. Government. Customers for our products include the U.S. Department of Defense, including the USMC and U.S. Navy, as well as the U.S. Department of Homeland Security, or DHS. Approximately 95% of our sales during the year ended December 31, 2007 were made directly to the U.S. Government. For the nine months ended September 30, 2008, approximately 79% of our sales were made directly to the U.S. Government and an additional 9% of our sales were to provide inputs to other manufacturers where the ultimate purchaser was the U.S. Government. U.S. defense spending historically has been cyclical. Defense budgets have received their strongest support when perceived threats to national security raise the level of concern over the country’s safety, such as in Iraq and Afghanistan. As these threats subside, spending on the military may tend to decrease. Our results of operations may be subject to substantial period-to-period fluctuations because of these and other factors affecting military, law enforcement and other governmental spending. Accordingly, while U.S. Department of Defense funding has grown rapidly over the past few years, there can be no assurance that this trend will continue. A decrease in U.S. Government defense spending, including as a result of significant U.S. troop level reductions in Iraq or Afghanistan, or changes in spending allocation, could result in a material decrease in our sales under government contracts.
     Additionally, the U.S. military funds much of its contracts in annual increments, which require subsequent authorization and appropriation that may not occur or that may be greater than or less than the total amount of the contract. Changes in the U.S. military’s budget, spending allocations and the timing of such spending could adversely affect our ability to receive future contracts. Due to our relatively modest size, our winning or losing a large contract may have the effect of substantially changing or distorting our overall financial results.
     Reductions in our sales under government contracts, unless offset by other military and commercial opportunities, could have a material adverse effect on our business, financial condition, results of operations and liquidity.
Many of our contracts are subject to the Federal Acquisition Regulations and contain unfavorable provisions that are typically not found in commercial contracts, which could adversely affect our business.
     Our contracts with the U.S. Government, as well as those with certain suppliers to the U.S. Government, are subject to the Federal Acquisition Regulations, or FAR. The FAR provides the U.S. Government rights and remedies not typically found in commercial contracts, including without limitation, allowing the U.S. Government to:
•	terminate existing contracts for convenience, as well as for default;

•	establish limitations on future services that can be offered to prospective customers based on conflict of interest regulations;

•	reduce or modify contracts or subcontracts;

•	cancel multi-year contracts and related orders if funds for contract performance for any subsequent year become unavailable;

•	decline to exercise an option to renew a multi-year contract;

•	claim intellectual property rights in products provided by us; and

•	suspend or bar us from doing business with the U.S. Government or with a governmental agency.
     Many of these contractual rights may be exercised by the U.S. Government in the absence of any default or wrongdoing by the supplier. Therefore, the likelihood of their occurrence may be difficult to predict. However, if any of these rights were exercised by the U.S. Government, the resulting consequences could have a material adverse effect on our business, financial condition, results of operations and liquidity.
     Our government contracts provide for a pre-determined, fixed price for the products we make, regardless of the costs we incur. Therefore, fixed-price contracts require us to price our contracts by forecasting our expenditures. When making proposals for fixed-price contracts, we rely on our estimates of costs and timing for completing these projects. These estimates reflect management’s judgments regarding our capability to complete projects efficiently and on a more timely basis. Our production costs may, however, exceed forecasts due to unanticipated delays, increased cost of materials, components, labor, capital equipment or other factors. Therefore, we may incur losses on fixed-price contracts that we had expected to be profitable, or such contracts may be less profitable than expected, which could have a material adverse effect on our business, financial condition, results of operations and liquidity.
We are required to comply with complex procurement laws and regulations, and the cost of compliance with these laws and regulations, and penalties and sanctions for any non-compliance, could have a material adverse effect on our business, financial condition, results of operations and liquidity.
     We are required to comply with laws and regulations relating to the administration and performance of U.S. Government contracts, which affect how we do business with our customers and impose added costs on our business. These laws and regulations often require that we agree to contractual provisions that give the U.S. Government rights and remedies not typically found in the general commercial contracting environment.
     Among the more significant laws and regulations affecting our business are the following:
•	The FAR. Along with supplemental agency regulations, the FAR comprehensively regulates the formation, administration and performance of U.S. Government contracts. The accuracy and appropriateness of costs or prices charged under U.S. Government contracts are subject to regulation, audit and possible disallowance or adjustment by the U.S. Department of Defense and other government agencies. Accordingly, costs billed by us under some U.S. Government contracts could be subject to potential adjustment. Additionally, if a government review or investigation uncovers improper or illegal activities, we may be subject to civil or criminal penalties or administrative sanctions, including but not limited to: termination of contracts; forfeitures; costs associated with triggering of price reduction clauses; suspension of payments; fines; and suspension or debarment from doing business with U.S. Government agencies, any of which could have a material adverse effect on our business, financial condition, results of operations and liquidity.

•	The Truth in Negotiations Act. This act requires the certification and disclosure of all cost and pricing data in connection with contract negotiations.

•	The Buy American Act and the Berry Amendment each mandate preferences for the purchase of domestically produced goods in U.S. Government procurements.

     If we fail to comply with these laws and regulations, we may be subject to administratively cumbersome audits and we may suffer harm to our reputation. Our failure to comply with these laws and regulations could impair our ability to win awards of contracts in the future or have an adverse effect on our performance of existing contracts, including an adverse effect on the exercise of contract options. For example, we are being investigated by the U.S. Department of Defense with respect to the production of ballistic ceramic tiles. See “Business—Legal Proceedings.” While we continue to believe that the investigation will conclude without material negative impact on our company or our business, there can be no assurance that the investigation will be resolved in our favor. If we are subject to civil and criminal penalties and administrative sanctions or suffer harm to our reputation, our current business, future prospects, financial condition, operating results or liquidity could be materially harmed.
We are subject to extensive government regulations concerning the sale and export of our products and our failure or inability to comply with these regulations could materially restrict our operations and subject us to substantial penalties.
     We are obligated to comply with a variety of federal, state, local and foreign regulations governing certain aspects of our operations and workplace, including regulations promulgated by, among others, the U.S. Departments of Commerce, Defense, State, Labor and Transportation, and the U.S. Environmental Protection Agency. The failure to obtain applicable governmental approval and clearances could have a material adverse effect on our ability to continue to service the government contracts we maintain.
     Exports of some of our products to certain international destinations may require pre-shipment authorization and licenses from U.S. export control authorities, including the U.S. Departments of Commerce and State, and such authorizations and licenses will often be conditioned on end-use restrictions. Failure to receive these authorizations and licenses could have a material adverse effect on our revenues and, in turn, our business, financial condition, results of operations and liquidity from international sales. We are also subject to routine audits to assure our compliance with these requirements.
     We endeavor to export our products and expertise to customers and national entities around the world. However, with such opportunities come the risks of dealing with business and political systems that are much different than those of North America. Export sales of armor products to countries or entities that are subject to restriction or embargo under U.S. law or regulation are prohibited. In addition, U.S. and international political circumstances may change, leading to changes in the permissibility of sales to certain countries or entities. Such circumstances, should they arise, are difficult to predict and are beyond our control. Also, shipments of materials may involve lengthy routings through complex national and international ground, sea and air transportation systems. These logistical and delivery requirements, all done through third parties, have attendant risks such as proper coordination to meet deliveries, shipment safety, security and “force majeure” events, such as transportation accidents.
     While we seek to comply with laws, regulations and executive orders governing or restricting the use and dissemination of information classified for national security purposes as well as the export and deemed export of defense articles, defense services, and dual-use products that are controlled by U.S. and/or foreign governments, we cannot assure you that we are or will be in full compliance at all times with such laws, regulations and executive orders. In those instances where we have identified non-compliances with applicable laws, regulations or executive orders, we have taken affirmative steps to correct or mitigate such identified failures and, as applicable, to self-report them to the cognizant U.S. or foreign government agencies. Like other companies operating internationally, we are subject to the Foreign Corrupt Practices Act and other laws that prohibit improper payments to foreign governments and their officials by U.S. and other business entities. Violations of laws, regulations or executive orders governing national security information, the export or deemed export of defense articles, services or dual-use products, or the Foreign Corrupt Practices Act, may result in severe civil or criminal penalties, and could include debarment from contracting with the U.S. Government, any of which could have a material adverse effect on our business, financial condition, results of operations and liquidity.
     We are also subject to federal, state, local and foreign laws and regulations governing environment, health and safety matters, including those regulating discharges into the air and water, the management of wastes, the control of noise and odors, and the maintenance of a safe and healthy operating environment for our employees.

Our markets are highly competitive, and if we are unable to compete effectively, we will be adversely affected.
     The markets in which we operate are highly competitive and include a large number of competitors ranging from small businesses to multinational corporations. Certain of our competitors have considerably greater financial, marketing and technological resources than we do, which may make it difficult to win new contracts and adversely affect our ability to compete successfully. If we are unable to differentiate our services from those of our competitors, our revenues may decline. In addition, some of our competitors have established relationships among themselves or with third parties to increase their ability to address customer needs. As a result, new competitors or alliances among competitors may emerge and compete more effectively than we can. There is also a significant industry trend towards consolidation, which may result in the emergence of companies which are better able to compete against us. Any such development could have a material adverse effect on our business, financial condition, results of operations and liquidity.
The failure to adapt to changing technological and industry standards could have a material adverse effect on our business, financial condition and results of operations.
     We are exposed to competitive risks from changing technologies and evolving industry standards. For example, although we test and independently certify our ballistic materials to defined threat levels in accordance with customer requirements and procedures, enhanced ballistic penetrators could render certain ballistic products inadequate to protect against these new threats. Our future success will depend in large part upon our ability to introduce new products, designs, technologies and features to meet changing customer requirements and emerging industry standards. There can be no assurance that products or technologies developed by others will not render our products or technologies non-competitive or obsolete.
     We have adopted a research-based approach to technology and innovation and intend to invest the capital necessary to develop and maintain the competitive positioning of our product portfolio. The success of new products depends on various factors, including utilization of advances in technology, innovative development of new products, and market acceptance of customers’ end products. However, there can be no assurance that we will successfully introduce new products or features to our existing products that will achieve market acceptance. The failure to adapt to changing technological and industry standards could have a material adverse effect on our business, financial condition, results of operations and liquidity.
Our business as a subcontractor is dependent on industry relationships.
     Some of our products are components in our customers’ final products. To gain market acceptance, we must demonstrate that our products will provide advantages to the manufacturers of final products, including increasing the safety of their products, providing such manufacturers with competitive advantages or assisting such manufacturers in complying with existing or new government regulations affecting their products.
     There can be no assurance that our products will be able to achieve any of these advantages for the products of our customers. Furthermore, even if we are able to demonstrate such advantages, there can be no assurance that such manufacturers will elect to incorporate our products into their final products, or if they do, that our products will be able to meet such customers’ manufacturing requirements. Our initiatives as a subcontractor are often dependent on the personal relationships established by our Chief Executive Officer, members of our Board of Directors and key members of our sales team, and the departure of these individuals could interfere with our ability to foster or continue these relationships. Additionally, there can be no assurance that our relationships with our manufacturer customers will ultimately lead to volume orders for our products. The failure of manufacturers to incorporate our products into their final products could have a material adverse effect on our business, financial condition and results of operations.
Any failure to obtain adequate supplies of source materials used in the manufacturing of our products could adversely affect our business.
     We depend upon access to reliable supplies of high quality source materials used in the manufacturing of armor products. Our company must react quickly to market demands by constantly adjusting production and raw material supply levels to meet delivery requirements. We are exposed to risks in the timely access to adequate supplies of aramid fibers used in ballistic solutions which are subject to limited availabilities and cycles of demand. Supply and demand also impact the price of petroleum, which may affect base costs for manufacturers of aramid and polyethylene materials. At times of accelerated market demands, particularly in the case of large military procurements, some materials such as certain types of aramid fibers used in ballistic applications may become limited. There can be no assurance that supplies may, or may not, be diverted, or limited, by world events. Such instances may include circumstances when governments direct that certain supplies be dedicated, or directed, to meet large military requirements or be subject to new regulations for export controls due to political developments. If our supply of any of these materials were materially reduced or cut off, or if there were a material increase in the prices of these materials, our manufacturing operations could be adversely affected and our costs increased, which could have a material adverse effect on our business, financial condition, results of operations and liquidity.
Our dependence on key executives and personnel could impact the development and growth of our company.
     Our success and our business strategy depend in large part on our ability to attract and retain key management and operating personnel. There is intense competition for qualified personnel in our industry, and we cannot be sure that we will be able to continue to attract and retain the qualified personnel necessary for the development and management of our business. Our business could be materially harmed by the loss of key management and operating personnel, as well as the failure to recruit additional key technical, managerial and sales personnel in a timely manner. While we have an employment agreement with our Chief Executive Officer, we do not ordinarily enter into employment agreements with our other key technical, managerial and sales personnel. We do not maintain “key man” life insurance on any of our employees.
Our resources may be insufficient to manage the demands imposed by our growth.
     The continued growth of our customer base, the types of services and products we offer and the geographic markets we serve can be expected to continue to place a significant strain on our management, administrative, operating and financial resources. In addition, we may not be able to identify and hire personnel qualified both in the provision and marketing of our products and systems. Our future performance and profitability will depend in large part on our ability to attract and retain additional management and other key personnel, our ability to implement successful enhancements to our management, accounting and information technology systems and our ability to adapt those systems, as necessary, to respond to growth in our business.
     For example, we are currently bidding on a contract to supply up to 900,000 armor vests to the U.S. Army over a three-year period, which could constitute a much higher volume of production than we have supplied in the past. While we believe that our manufacturing facilities and processes are scalable and could meet such demand, since we have not actually operated at this level of production, there can be no assurance that we would be able to successfully adapt our management, administrative, operating and financial resources in order to do so.
The products we sell are inherently risky and could give rise to product liability, product warranty claims, and other loss contingencies.
     The products that we manufacture are typically used in applications and situations that involve high levels of risk of personal injury. Failure to use our products for their intended purposes, failure to use or care for them properly, or their malfunction, or, in some limited circumstances, even correct use of our products, could result in serious bodily injury or death.
     Claims could arise against us for injuries allegedly caused by our products or arising from the design, manufacture or sale of our products. If these claims are decided against us and we are found to be liable, we may be required to pay substantial damages and our insurance costs may increase significantly, which could have a material adverse effect on our business, financial condition, results of operations and liquidity. Also, a significant or extended lawsuit, such as a class action, could divert significant amounts of management’s time and attention.

     We cannot assure you that our insurance coverage would be sufficient to cover the payment of any potential claim or continue to be available at a reasonable cost. Any material uninsured loss could have a material adverse effect on our business, financial condition, results of operations and liquidity. In addition, our inability to obtain product liability coverage would likely prohibit us from bidding for orders from certain federal and state governmental customers because, at present, many bids from governmental entities require such coverage, and any such inability would have a material adverse effect on our business, financial condition, results of operations and liquidity.
     Furthermore, while our products are rigorously inspected for quality, our products nevertheless do, and may continue to, fail to meet customer expectations from time-to-time. Also, not all defects are immediately detectible. Failures could result from faulty design or problems in manufacturing. In either case, we could incur significant costs to repair and/or replace defective products. Failures could also be associated with raw materials. An example is the historic use of Zylon in ballistic packages and the resulting U.S. Government litigation, as more fully described in “Business—Legal Proceedings.” In some cases, product redesigns and/or rework may be required to correct a defect, and such occurrences could adversely impact future business with affected customers. Our business, financial condition, results of operations and liquidity could be materially and adversely affected by any unexpected significant warranty costs.
If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results. This could have a material adverse effect on our stock price.
     Effective internal controls are necessary for us to provide accurate financial reports. For instance, in connection with preparing our financial statements for the year ended December 31, 2007, we identified certain errors in accounting for inventory, long-term assets, customer deposits and deferred revenue, revenue, costs of sales and other expenses in prior periods, leading us to restate our financial statements for the three-month periods ended March 31, 2007, June 30, 2007 and September 30, 2007 within each of the respective interim reporting periods during 2008. During these periods, we recognized revenue on sales based upon the transfer of title associated with the goods sold to the customer. However, we subsequently determined that the risk of loss associated with the goods sold did not always transfer at the time of sale. We made an adjustment to correct the recognition of revenue in each of the described periods for these sales. Additionally, in certain instances, we recognized revenue on sales billings for which shipment occurred at a later date. As such, we made an adjustment in each instance to properly reclassify such sales billings as deferred revenue, a current liability.
     In the first quarter of 2008, we also experienced difficulties associated with the electronic storage and retention of certain financial data at one our subsidiaries and had to re-enter certain data. Although these deficiencies were detected and remediated, there is no guarantee that improved disclosures and procedures and internal controls over financial reporting will detect or prevent all errors or instances of fraud.
     We are beginning to evaluate how to document and test our internal control procedures to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules of the Securities and Exchange Commission, or SEC, which require, among other things, our management to assess annually the effectiveness of our internal controls over financial reporting and our independent auditors to issue a report on that assessment. During the course of this documentation and testing, we may identify significant deficiencies or material weaknesses that we may be unable to remediate before the deadline for those reports.
     Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. If our controls fail to identify any misreporting of financial information or our management or independent auditors were to conclude in their reports that our internal control over financial reporting was not effective, our financial statements could be materially misstated, investors could lose confidence in our reported financial information and the trading price of our stock could drop significantly. In addition, we could be subject to sanctions or investigations by the Toronto Stock Exchange, the SEC or other regulatory authorities, which would require additional financial and management resources.
As a result of the registration of our common stock under the Exchange Act, we will be subject to U.S. public company financial reporting and other requirements that may result in higher administrative costs.

     As a result of the registration of our common stock under the Exchange Act, we will become a U.S. public reporting company. We will incur significant legal, accounting and other expenses associated with this transition from a Canadian public company. As a U.S. public company, we will be subject to reporting and other obligations under the Exchange Act, including the requirements of the Sarbanes-Oxley Act. We expect these new reporting obligations to significantly increase our legal and financial compliance costs and to make some administrative activities more time consuming.
We have significant operations in Florida, which could be materially and adversely impacted in the event of a hurricane or other natural disaster.
     Our corporate headquarters and certain manufacturing facilities are located in Florida and are therefore vulnerable to the impact of hurricanes and other natural disasters. In the event of a hurricane or other natural disaster, we could experience disruptions or interruptions to our operations or the operations of our suppliers, distributors, resellers or customers; destruction of facilities; and/or loss of life, all of which could materially increase our costs and expenses and have a material adverse impact on our business, revenue and financial condition.
RISKS RELATING TO OUR COMMON STOCK
Our Certificate of Incorporation and Bylaws contain provisions intended to limit possible takeovers.
     Our certificate of incorporation and bylaws contain provisions that could depress the trading price of our common stock by acting to discourage, delay or prevent a change in control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions:
•	establish a classified Board of Directors so that not all members of our Board of Directors are elected at one time;

•	provide that directors may only be removed “for cause”;

•	provide that only our Board of Directors can fill vacancies on our Board of Directors;

•	require super-majority voting to amend specified provisions in our certificate of incorporation;

•	authorize the issuance of “blank check” preferred stock that our Board of Directors could issue to increase the number of outstanding shares and to discourage a takeover attempt;

•	limit the ability of our stockholders to call special meetings of stockholders; and

•	provide that our Board of Directors is expressly authorized to adopt, amend, or repeal our bylaws.
     These and other provisions contained in our certificate of incorporation and bylaws could delay or discourage transactions involving an actual or potential change in control of our company or our management, including transactions in which our stockholders might otherwise receive a premium for their shares over then current prices, and may limit the ability of stockholders to remove our current management or approve transactions that our stockholders may deem to be in their best interests and, therefore, could adversely affect the price of our common stock.
Our certificate of incorporation authorizes the issuance of shares of blank check preferred stock.

     Our certificate of incorporation provides that our Board of Directors will be authorized to issue from time to time, without further stockholder approval, up to 10,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each series, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of any series. Such shares of preferred stock could have preferences over our common stock with respect to dividends and liquidation rights. We may issue additional preferred stock in ways which may delay, defer or prevent a change in control of our company without further action by our stockholders. Such shares of preferred stock may be issued with voting rights that may adversely affect the voting power of the holders of our common stock by increasing the number of outstanding shares having voting rights, and by the creation of class or series voting rights.
Our common stock has been and may continue to be thinly traded and the price of our common stock has been and may continue to be highly volatile, which may make it difficult for stockholders to sell our common stock when desired or at attractive prices.
     Our common stock has been thinly traded and the price of our stock has been highly volatile, and we expect it to continue to be volatile for the foreseeable future. For example, from January 1, 2008 through December 31, 2008, our common stock closed at a high price of CAD$6.63 and a low closing price of CAD$0.17, with an average daily trading volume of 48,487 shares. In general, we believe that a variety of factors could cause the market price of our common stock to fluctuate substantially, including:
•	material announcements by us or our competitors;

•	interest rate changes;

•	current events, such as the wars in Iraq and Afghanistan, or news reports relating to trends in our markets;

•	recent turmoil in worldwide financial markets;

•	changes in the market’s expectations about our operating results;

•	the cyclical nature of defense spending;

•	quarterly variations in financial results;

•	trading volume;

•	changes in financial estimates and recommendations by securities analysts concerning our company or the defense industry in general;

•	sales of substantial amounts of common stock by our directors, executive officers or significant stockholders or the perception that such sales could occur; and

•	other factors.
     Fluctuations in the price of our common stock could contribute to the loss of all or part of your investment in our company.
We currently do not intend to pay dividends on our common stock and consequently your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

     We have never declared or paid any dividends on our common stock and we currently do not plan to declare dividends on our common stock in the foreseeable future. Any payment of cash dividends will depend upon our financial condition, capital requirements, earnings and other factors deemed relevant by our Board of Directors. Further, our credit facility restricts our ability to pay cash dividends. See “Dividend Policy” for more information. Consequently, your only opportunity to achieve a return on your investment in our company will be if the market price of our common stock appreciates and you sell your common stock at a profit.

CAPITALIZATION
     The following table sets forth our cash and our consolidated capitalization as of September 30, 2008. You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and the notes to those statements included elsewhere in this information statement.

As of
(dollars in thousands)	September 30, 2008
(unaudited)
Cash	$800

Debt
Line of credit	10,616
12.0% non-convertible debentures due 2009 (1)	4,674
10.0% convertible debentures due 2011	6,000

Total Debt	21,290

Stockholders’ Equity
Common stock, par value $0.001 per share, 40,000,000 shares authorized, 13,762,557 shares issued and outstanding	14
Paid in capital (1)	60,264
Accumulated other comprehensive income	1,706
Accumulated deficit	(56,856)
Advances and receivables from stockholder	(637)

Total Stockholders’ Equity	4,491

Total Capitalization	$25,781

(1)	Reflects loan discounts of $0.4 million. See “Description of Our Indebtedness.”

DIVIDEND POLICY
     We have never declared or paid cash dividends on our common stock, and we do not intend to pay dividends in cash or in kind in the foreseeable future. We expect to retain any earnings to finance the further growth of our company. Our Board will determine if and when dividends should be declared and paid in the future based upon the earnings and financial condition of our company at the relevant time and such other factors as our Board of Directors may deem relevant. All of the holders of our common stock are entitled to an equal share in any dividends declared and paid.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
     The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our historical consolidated financial statements and related notes included elsewhere in this information statement. Some of the information contained in this discussion and analysis constitutes forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this information statement particularly under “Special Note Regarding Forward-Looking Statements” and “Risk Factors.”
OVERVIEW
     We design, manufacture and market advanced products that provide ballistic protection for personnel and vehicles in the military and law enforcement markets. Our product portfolio includes a full line of soft armor police and military protective products, including vests, special purpose armor plates, shields and helmets. One of our signature products is the Modular Tactical Vest, or MTV, which was selected in 2006 by the U.S. Marine Corps, or USMC, in a competitive process, to replace its previous Interceptor body armor system. We are one of a few companies capable of providing customers with an integrated armoring system of ceramic plates, soft ballistic material and vests for military personnel.
     Our primary customers include agencies of the U.S. Government, international militaries, prime government contractors who integrate our products into their armor systems, distributors and law enforcement agencies. Approximately 99% of our products are sold to customers in the U.S. Our headquarters and primary manufacturing and research and development facilities are located in Sunrise, Florida and we have an additional manufacturing facility in Granite Falls, North Carolina. Effective September 2008, we classified our manufacturing facility in Newark, Delaware as a discontinued operation.
     Due to the decision to discontinue operations at our Newark, Delaware manufacturing facility, all financial data in this information statement reflect our continuing operations only, unless otherwise stated. Certain prior period amounts have been reclassified as a result of the discontinued operations. Additionally, during the second quarter of 2007, we closed our manufacturing facility in Calgary, Canada and consolidated the majority of our armor production into our Newark, Delaware location and recorded a restructuring charge of $0.8 million. Due to the discontinuance of operations at the Newark facility, all financial data in this information statement related to the former manufacturing facility in Calgary, including the $0.8 million restructuring charge, are now also included in discontinued operations for all periods presented. See “—Discontinued Operations” for a further discussion.
     We are a reporting issuer in Canada and our common stock is listed and posted for trading on the Toronto Stock Exchange under the trading symbol PPA. When the registration statement of which this information statement is a part becomes effective, we will be a public U.S. company that reports under the Exchange Act.
OUTLOOK
     We believe that the demand for ballistics protection continues to experience considerable growth within the U.S. military and domestic law enforcement marketplaces. With the decision to discontinue operations at our Newark, Delaware facility, we are now able to focus on driving aggressive growth in our core armor businesses and fully capitalize on these opportunities.
     The Company has identified a number of opportunities for expanded soft armor sales associated with the U.S. military. These opportunities include additional bridge buys and open solicitations for sales to the USMC and U.S. Navy related to the MTV. In addition, a major solicitation for the Improved Outer Tactical Vest was issued by the U.S. Army in early 2008. We bid on the solicitation in April 2008 and believe that we are well positioned to receive a significant portion of the award.
     We currently supply soft armor and other products to federal, state and local law enforcement agencies in the U.S. With the recent change in the National Institute of Justice standard for ballistic resistance of body armor, we anticipate that the domestic law enforcement market will expand significantly in 2009 and 2010. Furthermore, we believe that we are well prepared to capitalize on this opportunity through expanded sales representation throughout the U.S. We are currently supplying products to the Department of Homeland Security and we plan to build on this strategic relationship and seek opportunities with other federal agencies.
     We are increasing our focus on international opportunities in response to growth in demand for personnel and vehicle armor in overseas markets, particularly Latin America and the Middle East. We have focused internal resources on international sales and plan to develop strategic partnerships to leverage our expansion into international markets in 2009 and beyond.
     As a leader in law enforcement door protection systems, we have supplied ballistic door panels for use in the Ford Crown Victoria Interceptor police vehicles. We believe that domestic law enforcement vehicle armor presents another growth opportunity through various platforms for our company in 2009.
     On July 31, 2008, we completed our U.S. domestication process and incorporated in the State of Delaware to further enhance our ability to participate in future contracts and projects with the U.S. military and other agencies of the U.S. Government. The domestication was completed by way of a Plan of Arrangement, pursuant to which we discontinued from the jurisdiction of Alberta, Canada into Delaware under the new name Protective Products of America, Inc. The arrangement was approved by shareholder vote at a special meeting held on July 28, 2008.
GOODWILL AND INTANGIBLE ASSETS
     In accordance with Financial Accounting Standards Board, or FASB, Statement No. 142, “Goodwill and Other Intangible Assets,” or “FASB No. 142,” goodwill and indefinite-lived intangible assets are tested for impairment at least annually or more frequently if events and circumstances indicate that the carrying value may not be recoverable. Indefinite-lived intangible assets are tested by comparing the fair value of the asset to their carrying value. If the carrying value of the asset exceeds its fair value, an impairment charge is recognized. The impairment test for goodwill involves a two-step approach. Under the first step, we compare the fair value of our reporting unit to its carrying value. We determine the fair value of our reporting unit by estimating the present value of the reporting unit’s future cash flows and comparing this result to any market data which indicates the value of the reporting unit. If the fair value exceeds the carrying value, no impairment charge is recognized. If the carrying value exceeds the fair value, the goodwill of the reporting unit is considered potentially impaired and the second step is performed to measure the impairment charge.
     Under the second step, we calculate the implied fair value of goodwill by deducting the fair value of all tangible and intangible net assets, including any unrecognized intangible assets, of the reporting unit from the fair value of the unit as determined in the first step. We then compare the implied fair value of goodwill to the carrying value of goodwill. If the implied fair value of goodwill is less than the carrying value of goodwill, we recognize an impairment charge equal to the difference.
     During the second quarter of 2008, we continued to incur operating and cash flows losses from our manufacturing facility in Newark, Delaware. As a result, we determined that we had a triggering event under FASB No. 142 and performed a goodwill impairment analysis. Based on the results of the interim goodwill impairment test, it was determined that the fair value of the reporting unit’s assets were significantly less than their carrying values. As a result, we recorded a non-cash impairment charge of $22.0 million related to the goodwill and intangible assets associated with discontinued operations (see “—Discontinued Operations”).
     During the third quarter of 2008, we experienced a significant decline in our market capitalization. As a result, we determined that we had a triggering event under FASB 142 and performed a second goodwill impairment analysis. Based on the results of the interim goodwill impairment test, it was determined that the fair value of our assets were significantly less than their carrying values. As a result, we initiated the second step of the impairment test to determine the implied fair value of goodwill. The second step has not yet been completed and as a result, we recorded a non-cash impairment charge, which represents our best estimate, in the amount of $28.3 million resulting in a write-off of all of our goodwill and a portion of our long-lived intangible asset balance as of September 30, 2008. The recorded impairment charge is an estimate based on a preliminary assessment and may differ from the actual impairment once the second step of the analysis is completed. We believe that this non-cash impairment charge will not impact our continuing operations.
     We have one intangible asset with an indefinite life, our trade name. We determined that this asset was not impaired.
DISCONTINUED OPERATIONS
     For the period from January 2007 through September 2008, we incurred significant losses at our Newark, Delaware operations. Due to these substantial operating losses and our belief that our ceramic manufacturing business would not be viable in the future, we determined in the second quarter of 2008 that all goodwill and intangible assets, as well as a significant portion of our property located in Delaware, had been permanently impaired under the guidelines of FASB No. 142 (see “—Goodwill and Intangible Assets”) and FASB Statement No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets.” Accordingly, we recorded an impairment charge of $22.0 million relating to goodwill and long-lived intangible assets and an asset write-down of $5.2 million during the second quarter of 2008. Due to the further deterioration of the business prospects and operations in the third quarter of 2008, we adopted a formal exit plan to discontinue all operations in Delaware by December 31, 2008.
     Additionally, in accordance with FASB Statement No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, during the quarter ended September 30, 2008, we recorded additional asset write-downs of $3.3 million, as well as separation liabilities and the estimated costs associated with the cessation of the use of the facility and equipment under operating leases of $1.4 million. The assets, including those assets held for sale, liabilities, results of operations and cash flows relating to our Newark, Delaware facility, are therefore separately reported as discontinued operations for all periods presented in the financial statements included in this information statement. For the nine-month period ended September 30, 2008, we recorded a net loss of $39.5 million from discontinued operations. We believe that exiting this business will allow us to increase our focus on our core businesses.
FOREIGN CURRENCY TRANSLATION AND REPORTING CURRENCY
     Prior to July 2008, our functional currency was the Canadian dollar, which was the local currency of our predecessor company, Ceramic Protection Corporation. We measured the financial statements of our subsidiaries, all of whom were incorporated in the United States, using the U.S. dollar as the functional currency. The assets and liabilities of these subsidiaries were translated from the U.S. dollar to the Canadian dollar at the exchange rate on the balance sheet date. Revenues, costs and expenses were translated at the rates of exchange prevailing during the year. Translation adjustments resulting from this process are included in stockholders’ equity.
     Effective April 1, 2006, we changed the functional currency of one of our U.S. subsidiaries from the Canadian dollar to the U.S. dollar. In accordance with FASB Statement No. 52, Foreign Currency Translation (“SFAS 52”), this change was reported prospectively.
     Transactions denominated in a currency other than our functional currencies were remeasured at the exchange rate in effect on the dates of the transactions. Monetary assets and liabilities denominated in a currency other than our functional currencies were translated at the exchange rate in effect as of the reporting period and the related gains or losses were included in the results of operations for the period.
     Following our domestication in July 2008, we adopted the U.S. dollar as our reporting currency. In addition, as substantially all of our operations are based out of the U.S., we changed our functional currency to the U.S. dollar. As a result of the change in reporting currency, our financial statements for the years ended December 31, 2007 and 2006, which were previously presented in Canadian dollars, have been translated from Canadian dollars to U.S. dollars in accordance with SFAS 52. Revenues and expenses were translated using weighted-average exchange rates over the relevant periods, assets and liabilities were translated at the exchange rate as of the balance sheet dates, and stockholders’ equity balances were translated at the exchange rates in effect on the date of each transaction. Translation adjustments resulting from this process have been included in stockholders’ equity.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES
     The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported periods. The most significant assumptions made by us in the preparation of our consolidated financial statements include:
•	going concern;

•	revenue recognition;

•	goodwill and other identifiable intangible assets;

•	valuation allowances and impairment assessments for various assets including property, plant and equipment;

•	current and future income taxes;

•	share based compensation;

•	provisions for doubtful accounts to reflect credit exposures; and

•	provisions for obsolescence and slow moving inventory.
The policies described below are considered to be critical accounting estimates, as they require significant estimation or judgment. Actual results could differ from those estimates and such differences may be material to our consolidated financial statements. Management continually evaluates the estimates and assumptions, which are based on historical experience and other factors we believe to be reasonable under the circumstances. These estimates and our actual results are subject to the risks described under “Risk Factors.”
Revenues
     We derive substantially all of our revenues by fulfilling orders under contracts awarded by branches of the U.S. military, the Department of Homeland Security, domestic law enforcement agencies and international militaries. Under these contracts, we provide concealable soft body armor products for law enforcement personnel and ballistic system armor for military personnel.
     We recognize revenue when it is realized or realizable and has been earned. Revenue is recognized when persuasive evidence of an arrangement exists, the product has been delivered and legal title and all risks of ownership have been transferred, the written contract and sales terms are complete, customer acceptance has occurred and payment is reasonably assured.
     Deferred revenue represents the billing of a sale in accordance with the terms of the sales agreement, for which all of the criteria required for revenue recognition have been met. In such instances, we record a current liability which we refer to as “deferred revenue” until the product we shipped has been received at the destination and legal title has passed to the customer. Once this occurs, we debit the deferred revenue liability account and record revenue. No return allowance is made as product returns are insignificant based on historical experience. We estimate warranty reserves based, in part, upon our historical warranty costs (which have been immaterial thus far) as a proportion of sales by product line. In the event we incur more significant warranty-related matters which may require a broad-based correction, we would establish a separate reserve, provided that the cost of correction could be reasonably estimated.

     Customer deposits and pre-payments are recorded as current liabilities until the terms of the sales contract are completed and revenue can be recognized. Customer deposits may or may not be refundable, in whole or in part, based upon the terms of the sales contract. When we bill customers for product we have shipped to them, their deposits are credited back to them on a pro-rata basis based on the size of their shipment compared to the size of their full sales commitment to us.
     Cost of sales consists of parts, direct labor and overhead expense incurred for the fulfillment of orders. Additionally, we allocate certain indirect overhead expenses such as employee benefits, computer supplies, depreciation for computer equipment and production equipment based on personnel and equipment assigned to the job. As a result, indirect overhead expenses are included in both cost of sales and selling, general and administrative expense in our statement of operations. Cost of sales are changed to expense when revenue is recognized.
Goodwill and Other Intangible Assets
     Goodwill represents the excess of the purchase price of an acquired entity over the fair value of net assets acquired and liabilities assumed. The cost of acquiring businesses is allocated to the fair value of related net identifiable tangible and intangible assets acquired. The excess of the cost of acquiring these businesses over the fair value of related net identifiable tangible and intangible assets acquired is allocated to goodwill. On an annual basis, we assess the composition of our assets and liabilities and the events that have occurred and the circumstances that have changed since the most recent fair value determination, which is based on discounted cash flows. If events occur or circumstances change that would more likely than not reduce the fair value of goodwill below its carrying amount, goodwill is tested for impairment. We recognize an impairment charge if the carrying value of the asset exceeds the fair value determination.
     Indefinite life intangible assets are also tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable and exceeds the estimated fair value. Our intangible assets are amortized using the straight-line method over their estimated useful lives.
Impairment of Property, Plant and Equipment
     We review the recoverability of long-lived and intangible assets with definite lives whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. The assessment of possible impairment is based upon our ability to recover the carrying value of the asset or asset group from the expected pre-tax cash flows, undiscounted and without interest charges, of the related operations. If these cash flows are less than the carrying value of such asset or asset group, an impairment loss is recognized for the difference between estimated fair value and carrying value.
Income Taxes
     We account for income taxes under the liability method. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the carrying amounts and tax bases of the assets and liabilities. Future income tax assets are measured using enacted or substantively enacted income tax rates to be in effect for the year in which the differences are expected to reverse.
     We establish a valuation allowance against future income tax assets if, based on available information, it is more likely than not that some or all of the future income tax assets will not be realized. If these estimates and assumptions change in the future, we could be required to reduce or increase the value of the future income tax asset or liability resulting in income tax expense or recovery. We evaluate the valuation allowance quarterly and adjust the amount if necessary.
     We adopted, effective January 1, 2007, the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”, or FIN 48. Pursuant to FIN 48, we periodically assess our tax filing exposures related to periods that are open to examination. Based on the latest available information, we evaluated tax positions to determine whether the position will more likely than not be sustained upon examination by the Internal Revenue Service. As a result of our review, we did not record any FIN 48 adjustments.

Stock-Based Compensation
     We have a non-qualified stock option plan that enables certain officers, directors, employees and service providers to purchase shares of common stock at exercise prices equal to the market price, as defined by the plan, on the date the option is granted. Compensation expense, calculated using the Black-Scholes option pricing model, is measured at the time the stock option is granted and recognized over the stock option’s vesting period. We retroactively adopted, effective January 1, 2006, the fair value recognition provisions of SFAS No. 123R, “Share-Based Payment” (“SFAS 123R”), using the modified prospective transition method. SFAS 123R, among other things, revised SFAS 123 and superseded APB 25. Under the modified prospective transition method, compensation expense is recognized in the financial statements on a go-forward basis for (a) all stock-based payments granted prior to but not vested as of January 1, 2006, based upon the grant-date fair value estimated in accordance with the original provisions of SFAS 123, and (b) stock-based payments granted on or subsequent to January 1, 2006, based upon the grant-date fair value estimated in accordance with the provisions of SFAS 123R. The grant-date fair value of awards expected to vest is expensed on a straight-line basis over the vesting period of the related awards.
Collectibility of Accounts Receivable
     We base our allowance for doubtful accounts on management’s estimates of the creditworthiness of our customers, analysis of delinquent accounts, the payment histories of the accounts and management’s judgment with respect to current economic conditions. We believe the allowances are sufficient to respond to normal business conditions. We review our accounts receivable aging on a regular basis for past due accounts and we write off any uncollectible amounts against the allowance. We maintain an allowance for doubtful accounts based on historic collectibility and specific identification of potential problem accounts. Should business conditions deteriorate or any major customer default on its obligations to us, we may need to significantly increase this allowance, which would have a negative impact on our operations.
Inventories
     Raw materials inventories are valued at the lower of cost (first in, first out) or replacement value. Work in process and finished goods inventories are valued at the lower of cost (on a moving average basis) or net realizable value. An allowance for potential non-saleable inventory due to excess stock or obsolescence is based upon a review of inventory quantities, past history and expected future usage.

RESULTS OF OPERATIONS
     The following tables present the results of operations from our consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles, or GAAP.

	Year Ended December 31,		Nine Months Ended September 30,
			(unaudited)
(thousands of dollars)	2007	2006	2008	2007

Sales	$73,746	$10,940	$65,250	$54,966
Cost of Sales	53,816	6,838	47,018	37,913

Gross Margin	19,930	4,102	18,232	17,053
Operating Expenses
Selling, General and Administrative	19,920	6,461	15,267	12,538
Research and Development	143	95	1,188	62
Impairment of goodwill and intangible assets	—	—	28,288	—

Total Operating Expenses	20,063	6,556	44,743	12,600

Operating Income (Loss)	(133)	(2,454)	(26,511)	4,453
Interest expense	2,280	1,243	1,936	1,475
Other (Income) Expense, net	(223)	—	(94)	(78)

Total other (income) expense, net	2,057	1,243	1,842	1,397

Earnings from continuing operations before income taxes	(2,190)	(3,697)	(28,353)	3,056

Income tax expense (benefit)	(741)	(1,390)	210	989

Net (loss) Earnings from Continuing Operations	(1,449)	(2,307)	(28,563)	2,067
Earnings (loss) from discontinued operations, net of tax	(8,652)	10,319	(39,525)	(8,252)

Net earnings (loss)	$(10,101)	$8,012	$(68,088)	$(6,185)

Basic earnings (loss) per share:

Continuing operations	$(0.14)	$(0.23)	$(2.21)	$0.20
Discontinued operations	(0.85)	1.04	(3.06)	(0.81)

Net earnings (loss)	$(0.99)	$0.81	$(5.27)	$(0.61)

Diluted earnings (loss) per share:

Continuing operations	$(0.14)	$(0.23)	$(2.21)	$0.20
Discontinued operations	(0.85)	1.03	(3.06)	(0.81)

Net earnings (loss)	$(0.99)	$0.80	$(5.27)	$(0.61)

Weighted average common shares outstanding:

Basic	10,216,519	9,949,613	12,925,148	10,221,263
Diluted (1)	10,216,519	10,046,305	12,925,148	10,235,069

(1)	Basic and fully diluted weighted average common shares outstanding used to calculate earnings per share from continuing operations for the periods in which we had an operating loss are the same because inclusion of additional equivalents would be anti-dilutive. For the period ended September 30, 2007, in which we had earnings from continuing operations, diluted weighted average common shares outstanding included equivalents from in-the-money stock options calculated using the treasury method. Inclusion of these equivalents had no impact on earnings per share from continuing operations for the nine-month period ended September 30, 2008.

Nine Months Ended September 30, 2008 compared to Nine Months Ended September 30, 2007
Revenue
     Revenues for the nine-month period ended September 30, 2008 were $65.3 million, representing an increase of 18.7%, compared to revenue of $55.0 million during the corresponding period in the prior year. The increase was primarily attributable to increased military sales to two branches of the military in 2008, compared to one military customer during the same period in the prior year, as well as to increased domestic law enforcement sales. These increases were due, in part, to our expanded sales force in the U.S. Sales made directly to the military accounted for approximately 77% and 84% of our revenues for the nine-month periods ended September 30, 2008 and September 30, 2007, respectively.
Gross Margin and Gross Margin Percentage
     Gross margin for the nine months ended September 30, 2008 totaled $18.2 million, representing an increase of $1.1 million from the $17.1 million achieved during the comparable period of the prior year. Gross margin percentage, which we calculate by dividing gross margin by revenue, decreased to 27.9% for the nine months ended September 30, 2008 from the 31.0% achieved in the comparable period of the previous year. The decrease in gross margin percentage for the nine-month period ended September 30, 2008 was primarily attributable to the types of contracts that were in effect in 2007, as compared to the same period in 2006. The gross margin, and gross margin percentage, we earn on the products we sell will vary depending on the terms of the contract, volume of sales, pricing expectations of the customer, our cost of materials, capacity of our manufacturing facility at the time we receive an order, and the timeline for the delivery of products.
Selling, General and Administrative Expense
     Selling, general and administrative expenses, or SG&A expenses, for the nine months ended September 30, 2008 increased to $15.3 million from $12.5 million during the comparable period of the prior year. This increase was primarily attributable to professional fees associated with our domestication process, travel expenses, stock-based compensation, and insurance costs associated with the start-up of the new facility in North Carolina, partially offset by a decrease in sales commission expense due to a change in our commission structure in 2008.
     SG&A expenses as a percentage of sales for the nine months ended September 30, 2008 was 23.4%, compared to 22.8% for the comparable period of the prior year. This increase in SG&A expenses in 2007 as a percentage of sales in 2008 was attributable to significantly higher SG&A expenses in 2008, as noted above, and was partially offset by an increase in revenues in 2008.
Research and Development
     Research and development expenses for the nine months ended September 30, 2008 increased to $1.2 million, compared to $0.1 million incurred during the comparable period of the prior year.
     The substantial increase for the nine-month period ended September 30, 2008 was a result of our increased focus in 2008 on the research and development of future products and technology, principally directed towards the U.S. defense and law enforcement marketplaces.
Interest Expense
     Interest expense increased for the nine months ended September 30, 2008 to $1.9 million from $1.5 million incurred during the comparable period of the prior year. The increase was primarily attributable to a significant increase in our effective interest rate as a result of our issuance of subordinated debentures and other financing costs, offset partially by the reduction in term indebtedness.
     For the nine months ended September 30, 2008, our average rate of borrowing on our bank indebtedness ranged between 8% and 10%. During the same period, our effective rate of borrowing on our subordinated debentures ranged between 10% and 22%, partially attributable to the accretion associated with warrants and conversion feature of certain of our subordinated debentures. These subordinated debentures bear coupon interest in the range of 10% to 12%.
Income Taxes
     We recorded income tax expense of $0.2 million for the nine-month period ended September 30, 2008, compared to $1.0 million during the same period in the prior year. Our effective tax rate was a negative 0.7% for the nine-month period ended September 30, 2008, compared to 32.4% for the same period in the prior year. The primary reason for the change in the effective tax rates was the valuation allowance of $0.2 million we recorded during the third quarter ended September 30, 2008. This valuation allowance was recorded based on our current assessment that it is more likely than not that the future benefit of net operating losses (NOLs) will not be realized. If we incur future operating losses, we cannot record any tax benefits from these losses until we begin generating operating profits.
Earnings (loss) per share
     For the nine months ended September 30, 2008, net loss from continuing operations was $28.6 million, or ($2.21) per basic and fully diluted share, as compared with net income of $2.1 million, or $0.20 per basic and fully diluted share in the comparable period of 2007.
     For the nine-month period ended September 30, 2008, net loss from discontinued operations was $39.5 million, or ($3.06) per basic and fully diluted share, as compared with net a loss of $8.3 million, or ($0.81) per basic and fully diluted share in the comparable period of 2007.
     The weighted average number of basic and fully diluted shares outstanding for the nine-month period ended September 30, 2008 was 12,925,148. There were no dilutive equivalents included in our calculation of fully diluted shares during this period since their inclusion would be anti-dilutive due to our operating losses. For the nine-month period ended September 30, 2007, the number of basic shares outstanding was 10,221,263. The number of fully diluted shares outstanding for the same period was 10,235,069. The nine-month period ended September 30, 2007 included 13,086 shares of fully diluted equivalents for in-the-money stock options calculated using the treasury method. Inclusion of these equivalents had no impact on earnings per share. The significant change in the number of fully diluted shares outstanding was attributable to the issuance of 3,530,000 shares in connection with our public offering of shares in March 2008. See “—Liquidity and Capital Resources—Public Offering of Common Stock.”
Year Ended December 31, 2007 Compared To Year Ended December 31, 2006
Revenues
     Revenues for year ended December 31, 2007 were $73.7 million, representing an increase of $62.8 million from $10.9 million for the year ended December 31, 2006. The increase in revenue on a comparable basis was attributable to substantial new military contracts that commenced in the second quarter of 2007, compared to a partial year of non-military contracts that were completed as part of the PPIC acquisition in the second quarter of 2006. All revenues from continuing operations during both periods came from PPIC operations.
Gross Margin and Gross Margin Percentage
     Gross margin for the year ended December 31, 2007 was $19.9 million, representing an increase of $15.8 million from the $4.1 million in gross margin achieved during the comparable period of the year ended December 31, 2006. The increase in gross margin on a comparable basis was due to substantially higher levels of revenue in 2007 as noted above. Gross margin percentage which we calculated by dividing gross margin by revenue, decreased to 27.0% in the year ended December 31, 2007, from the 37.6% achieved in the year ended December 31, 2006. The decrease in gross margin percentage for the year ended December 31, 2007 was primarily attributable to the types of contracts that were in effect in 2008, as compared to the same period in 2006. The gross margin we earn on the products we sell will vary depending on the terms of the contract, volume of sales, pricing expectations of the customer, our cost of materials, capacity of our manufacturing facility at the time we receive an order, and the timeline for the delivery of products.

Selling, General and Administrative Expense
     SG&A expenses for the year ended December 31, 2007 were $19.9 million, representing an increase of $13.4 million from the $6.5 million incurred during the year ended December 31, 2006. This increase was primarily attributable to substantially higher levels of revenue in 2007 compared to 2006, the build-up of infrastructure to support these higher sales levels, and a full year of SG&A expenses in 2007 compared to less than half a year of SG&A expenses in the prior year due to the acquisition of PPIC in the second quarter of 2006.
     SG&A expenses as a percentage of sales for the year ended December 31, 2007 were 27.0%, compared to 59.6% for the year ended December 31, 2006. The decrease in 2007 was attributable to substantially higher revenue levels partially offset by an increase in SG&A expenses.
Research and Development
     Research and development expenses for the years ended December 31, 2007 and December 31, 2006 were $0.1 million.
Interest Expense
     Interest expense for the year ended December 31, 2007 increased to $2.3 million, from the $1.2 million incurred during the prior year. The increase was primarily attributable to a significant increase in our indebtedness and to a lesser extent attributable to an increase in our effective interest rate on borrowings.
Income Taxes
     We recorded an income tax benefit of ($0.7) million for the year ended December 31, 2007, compared to income tax benefit of ($1.4) million in the prior year. Our effective tax rate was 33.8% for the year ended December 31, 2007, compared to 37.6% for the same period in the prior year. The effective tax rate was substantially the same for both periods due to similar tax attributes in both periods and due to our operations being located in jurisdictions with the same tax rates.
Earnings (loss) per share
     Net loss from continuing operations for the year ended December 31, 2007 was $1.4 million, or ($0.14) per basic and fully diluted share, compared with a net loss of $2.3 million, or ($0.23) per basic and fully diluted share in the year ended 2006.
     Net loss from discontinued operations for the year ended December 31, 2007 was $8.7 million, or ($0.85) per basic and fully diluted share, compared with a net income of $10.3 million, or $1.04 per basic share and $1.03 per fully diluted share for the year ended December 31, 2006.
     The weighted average number of basic and fully diluted shares outstanding used to calculate loss per share from continuing operations for the years ended December 31, 2007 and December 31, 2006 were 10,216,519 and 9,949,613, respectively. There were no dilutive equivalents in either period since their inclusion would be anti-dilutive in calculating loss per share, due to operating losses.
LIQUIDITY AND CAPITAL RESOURCES
Summary
     Since 2006, we have completed the following financing transactions which have significantly impacted our liquidity:
•	In May 2006, we secured a $25.0 million term loan;

•	In August 2007, we issued $3.4 million of non-convertible debentures;

•	In September 2007, we issued $1.7 million of non-convertible debentures;

•	In February 2008, we issued $6.0 million of convertible debentures; and

•	In March 2008, we successfully completed a public offering of our common stock and raised $14.1 million in net proceeds.

•	In January 2009, we entered into a Forbearance Agreement with CIBC.
     These transactions, along with the usage of our line of credit, have helped us finance our operations and complete our acquisitions of PPIC and ForceOne. As of September 30, 2008, we had, net of loan discounts, $21.3 million of consolidated indebtedness outstanding, consisting of: $4.7 million aggregate principal amount of our subordinated, non-convertible debentures due 2009, which bear interest at 12.0% per annum; $6.0 million aggregate principal amount of our subordinated, convertible debentures due 2011, which bear interest at 10.0% per annum; and $10.6 million outstanding on our line of credit, which bears interest at the prime rate plus a spread of 400 basis points (equal to 8.75% as of September 30, 2008). See “Description of Our Indebtedness.”
     Under the Forbearance Agreement, CIBC agreed not to exercise any remedies with respect to existing defaults until June 30, 2009. If we are unable to negotiate new financing, our company could be materially and adversely affected and there is substantial doubt as to our ability to continue as a going concern.
Cash
     As of September 30, 2008, we had $0.8 million in cash and positive working capital of less than $0.1 million, compared to $2.8 million in cash and a working capital deficiency of $6.8 million at December 31, 2007. The primary reason for the improvement in our working capital position was due to our $14.1 million public offering completed in March 2008. See “—Public Offering of Common Stock” below.
     Cash used in operations during the nine months ended September 30, 2008 was $7.2 million, compared with $5.5 million of cash used in operations during the comparable period of the prior year. The primary reason for the increase in cash used from the comparable period in the prior year was a decrease in our profit levels from continuing operations from a profit of $2.1 million in 2007 to a loss of $0.3 million from continuing operations excluding goodwill impairment in 2008.
     Cash used in investing activities during the nine months ended September 30, 2008 was $2.7 million, compared with $0.9 million used in investing activities during the comparable period in the prior year. The principal reason for the increase in cash consumed by investing activities for the nine months ended September 30, 2008 was our acquisition of certain manufacturing assets from ForceOne, LLC totaling $2.0 million in cash used, offset by a decrease of $0.7 million in capital assets purchased in the period ended September 30, 2008 compared to the same period in 2007.
     Cash provided by financing activities for the nine months ended September 30, 2008 was $10.3 million, as compared with $13.6 million provided by financing activities during the comparable period in the prior year. The decrease in cash provided by financing activities was attributable to our $14.1 million public stock offering and $6.0 million debt issuance in 2008 offset by $9.8 million in net debt repayments, as compared to $13.3 million in net debt issuances in 2007.
Credit Agreement with CIBC
     On September 24, 2004, we entered into a credit agreement, which we refer to as the Credit Agreement, with Canadian Imperial Bank of Commerce, or CIBC. As of September 30, 2008, the Credit Agreement provides us with an operating line of credit with a borrowing capacity equal to the lesser of CAD$13.0 million ($12.3 million as of September 30, 2008) or an amount, which we refer to as the Borrowing Base, equal to the sum of:
(i)	75% of our eligible accounts receivable; plus

(ii)	the lesser of (a) 50% of our eligible raw material and finished goods inventory and (b) 40% of CIBC’s total commitment for the operating line of credit.
     The outstanding balance on the operating line of credit was $10.6 million and $12.4 million at September 30, 2008 and December 31, 2007, respectively, and the unutilized amount available under the operating line of credit was $0.8 million as of September 30, 2008. As of September 30, 2008, the operating line of credit bears interest at the prime rate plus a spread of 400 basis points, or 8.75%. For a more detailed description of the Credit Agreement, see “Description of Our Indebtedness.”

Subordinated, Non-Convertible Debentures and Common Stock Purchase Warrants
     On August 29, 2007, we issued $3.4 million aggregate principal amount of subordinated, non-convertible debentures, or Non-Convertible Debentures, to certain of our directors. Additionally, on September 28, 2007, we issued $1.7 million Non-Convertible Debentures to a significant stockholder. See “Management—Related Party Transactions” and “Description of Our Indebtedness.” The Non-Convertible Debentures carry an interest rate of 12.0% per annum, payable monthly, for a two-year term and with no penalty for prepayment. The proceeds from the Non-Convertible Debentures were used to fund all amounts owed by us in a certain legal settlement as well as general working capital needs.
     Each of the holders of the Non-Convertible Debentures received a pre-emptive right to participate in any future issuance for cash by us of common stock or any securities exercisable, exchangeable or convertible into common stock, other than securities issued pursuant to our stock option plan, to ensure that such holder’s equity ownership interest (determined on a fully-diluted basis) is not reduced after any such issuance. In addition, for each $10.00 of principal amount of Non-Convertible Debenture, the holder was granted one common stock purchase warrant with an exercise price of CAD$7.50. See “Description of Our Capital Stock—Warrants,” for a description of the warrants.
     We utilized a Black-Scholes option pricing model to determine the fair value of the warrants issued in connection with the Non-Convertible Debentures. As a result, we recorded a reduction to long term debt, in the form of a loan discount, and an increase to stockholders’ equity equal to the fair value of the warrants, or $0.8 million. The discount is being amortized as interest expense using the effective interest rate method over the terms of the Non-Convertible Debentures.
Subordinated, Convertible Debentures
     On February 4, 2008, we issued $6.0 million aggregate principal amount of subordinated, convertible debentures, or Convertible Debentures, of which $2.4 million was issued to certain of our officers and directors, in a private placement transaction. See “Management—Related Party Transactions” and “Description of Our Indebtedness.” The Convertible Debentures carry an interest rate of 10.0% per annum, payable monthly, for a three-year term with a conversion price of the Canadian dollar equivalent of $6.57, or 913,242 shares of our common stock. We have the option to force conversion if, after the first year of the term of the Convertible Debentures, our common stock trades at or above the Canadian dollar equivalent of $9.10 for 30 or more consecutive trading days. We used the net proceeds from the issuance of the Convertible Debentures, together with the net proceeds from our public offering of common stock in March 2008, to resolve our working capital deficiency, acquire manufacturing assets from ForceOne, LLC, repay $5.0 million in outstanding term indebtedness and reduce the balance on our line of credit by $5.0 million.
Public Offering of Common Stock
     On March 6, 2008, we completed a Canadian public offering of 3,530,000 shares of our common stock at a price to the public of CAD$4.25 per share. We received net proceeds of $14.1 million from the offering after deducting offering expenses of $1.1 million. We used the net proceeds from the offering as described above under “—Subordinated, Convertible Debentures.”
Outlook
     During the past three years we relied primarily on debt and equity financing to provide liquidity for our operations. Due to our lack of profitability and the general condition of the financial markets in the U.S., our ability to obtain additional financing on favorable terms is limited. However, we believe that our need for financing for operating activities will decline with the designation of our Delaware facility as a discontinued operation. On January 27, 2009, we completed the sale of substantially all of our Delaware assets for $3.2 million in cash. We used $3.0 million of the proceeds from this sale to reduce indebtedness outstanding under our line of credit.
     Additionally, we have a carry-back tax claim for $5.0 million relating to federal and state income taxes paid on prior year tax returns. We are currently undergoing an IRS tax audit which prevents us from filing for this claim. We believe that the IRS tax audit will not result in any material charges to our company; however, there can be assurances as to the timing of when we will receive this refund, or the amount of the refund we will receive.

     Effective as of January 30, 2009, we entered into the Forbearance Agreement and Amended and Restated Credit Agreement with CIBC. Under the Forbearance Agreement, CIBC has agreed not to exercise any remedies with respect to existing defaults by us under the Amended and Restated Credit Agreement until the earliest of (i) June 30, 2009, (ii) any other default by us under the Amended and Restated Credit Agreement or (iii) any breach by us of the Forbearance Agreement. The Amended and Restated Credit Agreement increased the interest rate on our line of credit to the prime rate plus 650 basis points and reduced the maximum borrowing capacity under our line of credit to CAD$9.0 million. The outstanding balance under our line of credit is now due June 30, 2009. Currently, we do not have available cash to repay all of our indebtedness when it becomes due. We have increased our focus on generating positive cash flows from operations as the primary source of our liquidity. In order to accomplish this, we have to be successful in obtaining significant new business awards. If we are unsuccessful in obtaining such awards or in negotiating new financing to replace the Amended and Restated Credit Agreement after June 30, 2009, our company could be materially and adversely affected, and we may not be able to continue as a going concern.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest rate and market risk
     We are exposed to some market risk, primarily related to interest rates. Financial instruments subject to interest rate risk include fixed-rate long-term debt obligations, variable-rate short-term borrowings under the Amended and Restated Credit Agreement and short-term investments. As of September 30, 2008, we had, net of loan discounts, $21.3 million of consolidated indebtedness outstanding. As of September 30, 2008, $10.6 million of our total consolidated debt was variable rate debt, and $10.7 million of our total indebtedness was subject to fixed interest rates for a minimum of 5 years. If the prime rate were to increase by 100 basis points, the increase in interest expense on our variable rate debt would decrease future earnings and cash flows by $0.1 million on an annual basis. Interest rate risk amounts were determined by considering the impact of hypothetical interest rates on our financial instruments. These analyses do not consider the effect of any change in overall economic activity that could occur in that environment. Further, in the event of a change of that magnitude, we may take actions to further mitigate our exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, these analyses assume no changes in our financial structure.
     We do not use derivative financial instruments to manage, or hedge, interest rate risks related to our borrowings, or maintain any off balance sheet arrangements.
Currency risk
     As of September 30, 2008, $5.0 million of our credit facility is denominated in Canadian dollars. Depending on the relative strength of the Canadian dollar against the U.S. dollar, we could suffer foreign exchange losses if we convert Canadian dollars to U.S. dollars. We closely monitor exchange rates and believe that this risk is not material to our operations.
INTERNAL CONTROLS
     In connection with preparing our financial statements for the year ended December 31, 2007, we identified certain errors in accounting for inventory, long-term assets, customer deposits and deferred revenue, revenue, costs of sales and other expenses in prior periods, leading us to restate our financial statements for the three-month periods ended March 31, 2007, June 30, 2007 and September 30, 2007. During these periods, we recognized revenue on sales based upon the transfer of title associated with the goods sold to the customer. However, we subsequently determined that the risk of loss associated with the goods sold did not always transfer at the time of sale. We made an adjustment to correct the recognition of revenue in each of the described periods for these sales. Additionally, in certain instances, we recognized revenue on sales billings for which shipment occurred at a later date. As such, we made an adjustment in each instance to properly reclassify such sales billings as deferred revenue, a current liability. We have enhanced our internal controls to better identify that the criteria for revenue recognition have been met. Beginning in 2008, our policy is to confirm third party receipt of the products we have shipped prior to recognizing revenue.
     In the first quarter of 2008, we also experienced difficulties associated with the electronic storage and retention of certain financial data at one of our subsidiaries and had to re-enter certain data. These deficiencies were detected and remediated; we have been specifically focused on improving our internal control procedures since this event, including establishing redundant back-up procedures for financial data.

BUSINESS
OUR COMPANY
     We design, manufacture and market advanced products that provide ballistic protection for personnel and vehicles in the military and law enforcement markets. Our product portfolio includes a full line of soft armor police and military protective products, including vests, special purpose armor plates, shields and helmets. One of our signature products is the Modular Tactical Vest, or MTV, which was selected in 2006 by the U.S. Marine Corps, or USMC, in a competitive process, to replace its previous Interceptor body armor system. We are a leader in the law enforcement vehicle door protection systems and have supplied ballistic door panels for use in the Ford Crown Victoria Interceptor police vehicle. We are one of a few companies capable of providing customers with an integrated armoring system of ceramic plates, soft ballistic material and vests for military personnel.
     Our headquarters and primary manufacturing and research and development facilities are located in Sunrise, Florida and we have an additional manufacturing facility in Granite Falls, North Carolina. Effective September 2008, we classified our manufacturing facility in Newark, Delaware as a discontinued operation.
     Our primary customers include agencies of the U.S. Government, prime government contractors who integrate our products into their armor systems, distributors and law enforcement agencies. Approximately 99% of our products are sold to customers in the U.S. For the first nine months of 2008, our revenues were $65.3 million, representing an increase of 18.7% as compared to the same period in 2007. Our net loss from continuing operations for the first nine months of 2008 was $28.6 million, compared to net income from continuing operations of $2.1 million for the same period in 2007.
     We are a reporting issuer in Canada and our common stock is listed and posted for trading on the Toronto Stock Exchange under the trading symbol “PPA.” We will be a public U.S. company that reports under the Exchange Act upon the earlier of May 1, 2009 or the registration statement of which this information statement is a part becoming effective under the Exchange Act.
HISTORY AND DEVELOPMENT
     We were originally formed on November 1, 1995 in Alberta, Canada through the amalgamation of two Canadian companies. On February 26, 1996, we changed our name to Ceramic Protection Corporation.
     Prior to 2004, our principal business activities were the manufacture and distribution of alumina and alumina-bonded silicon carbide products and the distribution of polyethylene materials to the industrial wear management and ballistic protection markets. In 2004, we acquired Alanx Wear Solutions, Inc., or Alanx, a manufacturer of boron carbide and silicon carbide products for personal armor systems and industrial wear management applications.
     In 2005, we greatly expanded our sales of armor products, including ceramic personal armor plates and vehicular armor panels. A significant long-term supply agreement and other orders for the manufacture of ceramic personal armor plates led us to expand our manufacturing facilities in Newark, Delaware. As a result of our expansion of armor manufacturing capabilities in Delaware, we chose to shift allocations of floor space, manufacturing assets and key personnel from some lower margin ceramic metal composite, or CMC, wear products to our more profitable ballistic product lines. We ultimately ceased production of the CMC wear product line in 2006.
     In May 2006, we acquired PPIC located in Sunrise, Florida. This acquisition expanded our product portfolio to include a variety of soft armor products and provided us with an increased geographic scope and the opportunity for significant growth in the military and police armor markets through an extensive distribution network.
     Following the acquisition of PPIC, we expanded our sales and marketing efforts to military and law enforcement channels and received several significant orders including a $36.2 million order for MTVs from the USMC.
     In the second quarter of 2007, after evaluating our operations, market demand and future production requirements, we decided to close our manufacturing facility in Calgary, Alberta and shift production of profitable ceramic products to our Newark, Delaware facility. In December 2007, we sold the Calgary facility for net proceeds of $7.1 million, which we used to reduce term bank debt. See “—Discontinued Operations.”
     On January 2, 2008, we acquired the production facility and certain other manufacturing assets of ForceOne, LLC in North Carolina. This acquisition added to our soft armor capabilities and enabled us able to better control our production and delivery schedules of soft armor vests for the U.S. military.
     On July 31, 2008, we completed our U.S. domestication process and incorporated in the State of Delaware under our new name Protective Products of America, Inc.
DISCONTINUED OPERATIONS
     During the second quarter of 2008, we evaluated the operations associated with our Newark, Delaware facility. Our assessment, combined with a significantly less favorable outlook for awards under certain ceramic armor bids and the substantial delays in activity under a previously disclosed purchase order for ceramic plates, indicated that certain impairments were warranted. Accordingly, after an impairment analysis was conducted, we concluded that all of the goodwill, long-lived intangible assets and certain other assets allocated to our Newark, Delaware facility were impaired. As a result, we recorded a non-cash charge of $27.2 million during the second quarter of 2008. Additionally, we took immediate actions to curtail operations and reduce staffing levels at this facility.
     After further deterioration of the Delaware operations during the third quarter of 2008, we decided to discontinue operations at our Newark, Delaware facility and exit the ceramics manufacturing business under a formal plan approved and authorized by our Board of Directors. As a result we recorded $3.3 million in additional asset write-downs and $1.4 million of other costs associated with exit activities during the three months ended September 30, 2008.
     During the second quarter of 2007, we closed our manufacturing facility in Calgary, Canada, consolidated the majority of our armor production into our Newark, Delaware location and recorded a restructuring charge of $0.8 million. Due to the discontinuance of operations at the Newark facility as described above, all financial data in this information statement related to the former manufacturing facility in Calgary, including the $0.8 million restructuring charge, are now presented in discontinued operations for all periods presented.
OUR COMPETITIVE STRENGTHS
     We believe that the following strengths will contribute to our growth and increase stockholder value over the next few years:
•	Proven products;

•	Strong brand recognition;

•	Collaborative customer relationships;

•	Seasoned leadership team and distinguished Board of Directors; and

•	Scalable manufacturing processes.
     Proven products. Our focus on producing advanced products for ballistics protection has helped move us to the forefront of the marketplace. Products such as our MTV and our ballistic door panel for police vehicles have demonstrated that we have the capability to design, manufacture and provide our customers with a high quality product and our customers have grown to rely on this consistency and dependability. Our products have proven capabilities that generally meet or exceed our customers’ expectations.
     Strong brand recognition. Our selection by the USMC as its sole source supplier for the MTV and the success of our products generally, have contributed to a significant level of brand recognition in our industry. We believe that this recognition provides us with enhanced credibility regarding our ability to successfully design and deliver armor solutions, thereby improving our ability to compete for new business.
     Collaborative customer relationships. We have a successful history of working collaboratively with military customers, such as the USMC. We believe that this experience enhances our ability to identify and pursue, through teaming relationships and research and development, opportunities and satisfy emerging requirements relating to armor needs of the U.S. military. We also have a successful track record of working with third party manufacturers to integrate our components into their products.
     Seasoned leadership team and distinguished Board of Directors. Our Chief Executive Officer, Stephen Giordanella, has more than 25 years of experience and deep relationships in the armor industry. Our team of senior leaders, manufacturing managers, research and development engineers and sales representatives is talented, motivated and passionate about our products. Our team has developed strategic relationships throughout the industry and, as a result, is knowledgeable about future opportunities and upcoming customer needs and priorities. Our Board of Directors includes a number of individuals with long and distinguished careers in military service, including our recently elected Chairman, Brian Stafford, who is a former director of the U.S. Secret Service. These directors guide our company in its strategic planning and positioning and provide valuable insight into opportunities and emerging priorities in our industry.
     Scalable manufacturing processes. We believe that our manufacturing processes in Sunrise, Florida and Granite Falls, North Carolina are scalable and capable of meeting our growth projections over the next few years. Our facilities provide us with the flexibility to quickly adjust our operations to changing customer needs in terms of both product type and quantity.
OUR STRATEGY
     Our goal is to be the leading provider of advanced products used for ballistic protection and achieve profitable growth and stockholder value through our focus on the following initiatives:
•	Increase our exposure to all branches of the U.S. military and federal agencies;

•	Expand our market share in the domestic law enforcement market;

•	Focus on advanced research and development and expand our internal testing capabilities;

•	Build on our capabilities as an integrator of hard armor components; and

•	Enhance operational and manufacturing efficiencies.
     Increase our exposure to all branches of the U.S. military and federal agencies. Since early 2007, we have delivered more than 142,000 MTVs to the USMC as a sole source provider. We also provide MTVs to the U.S. Navy. We are privileged to enjoy favorable working relationships with these branches of the U.S. military and we plan to leverage these relationships to expand product sales to other branches of the military. We also plan to build on our existing relationships with the Federal Air Marshals and Department of Homeland Security and develop relationships with the Drug Enforcement Agency, Federal Bureau of Investigation and Central Intelligence Agency, among others. We are actively pursuing opportunities to provide personal armor protection to the U.S. Army through the Improved Outer Tactical Vests, or IOTV, solicitation for up to 900,000 vests over three years. As a recognized provider of proven ballistic protection products, our government sales organization plans to build on existing relationships and partnerships to expand our sales in military markets.
     Expand our market share in the domestic law enforcement market. We currently supply soft armor, such as vests and related accessories, to state and local law enforcement agencies, primarily located in the U.S. We believe that law enforcement vests are typically replaced on a five-year cycle, and we believe 2009-2010 will yield significant orders due to recent changes in the U.S. Government’s National Institute of Justice, or NIJ, standards for ballistic resistance of body armor. We believe that we are well positioned to capitalize on this expanding market through increased sales representation throughout the U.S. and active participation at nationally recognized tradeshows and other important marketing events. We are enhancing our website and plan to expand our public and investor relations efforts. Furthermore, we believe that we have established enviable brand recognition over the past few years, and we plan to capitalize on our brand recognition “asset” through our expanded sales and marketing efforts.
     Focus on advanced research and development and expand internal testing capability. Personal armor protection systems, both hard and soft, require extensive research and development time, most of which is dedicated to destructive ballistic tests and statistical analyses. We are planning a state-of-the-art ballistic range and testing facility in order to further improve our understanding of the ballistic qualities and performance of high strength materials. We expect that this facility will be instrumental in developing and testing new products for the newly published NIJ Standard 0101.06 for the ballistic resistance of body armor, which requires rigorous conditioning and testing for all armor systems. Furthermore, it will enable us to develop and test armor systems that can withstand up to 20 millimeter fracture-simulating projectiles at extremely high velocities. This expanded ballistic testing facility will allow us to continue to perform vital quality control lot testing for all of our current products while simultaneously developing new technologies and products.
     In addition to enhanced internal testing and development capabilities, we are positioning ourselves to expand our strategic development partnerships within industry and academia. Examples of our current ongoing development partnerships include the design and development of an enhanced maxillofacial ballistic protection system with Eye Safety Systems, a safety eyewear manufacturer, and the design and development of an “intelligent” vest carrier system with an integrated lightweight personal cooling and/or warming system. Our design team utilizes the latest in Computer Aided Design technology to develop ergonomically and functionally improved vehicle and personal protection shapes and forms. Our research and development efforts are aligned with our mission statement: “Performance, Protection, Innovation.”
     Build on our capabilities as an integrator. Our past experience as a ceramic manufacturer and expertise as a nationally recognized soft armor manufacturer has positioned us to be an effective integrator of hard armor components and enhanced our ability to provide our customers with a complete armor system, presenting a compelling package to market to new customers. We plan to continue to strengthen our research and development efforts in this area. According to the Center for Arms Control and Non-Proliferation, in fiscal year 2008, the Department of Defense approved more than $16.8 billion in supplemental funding for Mine Resistant Ambush Protected vehicles. We believe that there is significant potential in the development and deployment of large, lightweight, monolithic, ceramic-based laminate armor systems to defeat small arms, improvised explosive devices, or IEDs, and heavy machine gun threats. We believe that the consolidation of our manufacturing capabilities at our Sunrise, Florida manufacturing facility in close proximity to our research and development facility will facilitate the expansion of our integration work.
     Enhance operational and manufacturing efficiencies. We intend to continue focusing on increasing the efficiency of our operations and manufacturing processes. We plan to streamline our operations and reduce our costs by, in part, investing resources in a continuous review process, building on our ISO 9000 certification and implementing process improvements through our information technology platforms. We strive to produce the highest quality products as efficiently as possible, and our quality control efforts are guided by the recognition that our products protect lives.
INDUSTRY OVERVIEW AND TRENDS
     Military Body Armor Market. The type and extent to which U.S. forces are provided body armor is changing. In 1998, the U.S. Army and the USMC adopted a new body armor ensemble called the Interceptor system. This ensemble was made up of a soft armor vest for fragmentation protection (using similar materials and design concepts as the law enforcement vests) and hard, ceramic body armor plates, known as SAPI, inserted into the soft vest to provide rifle protection over vital organs. The concept was deployed in a combat zone in Afghanistan with success measured in the reduction of life-threatening chest wounds. During the invasion of Iraq, many front line U.S. forces were equipped with the Interceptor system. The use of the Interceptor system was extended to cover all deployed troops in the combat zone by order of the Secretary of the Army in mid-2003, and the U.S. Army and the USMC engaged in procurement efforts to outfit a substantial percentage of its deployable active, Reserve and

National Guard troops. The need for body armor by U.S. Soldiers and Marines received significant media and Congressional interest in 2006, resulting in increased demand, which strained industry capacity to meet. In late 2006, the total SAPI requirement was increased due to the introduction of side SAPI plates. The USMC and the U.S. Army continue to look for ways to improve personnel protection. In 2006, the USMC selected the MTV to replace the Interceptor body armor system. Similarly, the U.S. Army conducted trials of several products to improve or replace the Outer Tactical Vest product, the end result of which was the solicitation of the IOTV. We expect that the U.S. military, as well as many military forces around the world, will seek to outfit their troops with enhanced body armor systems.
     Competition
     We compete in this market by providing superior design, engineering and production expertise in our line of fully-integrated ballistic products. We believe the principal competitive factors for all of our products are the quality of engineering and design, reputation in the industry, production capability and capacity, price and ability to meet delivery schedules. The collaborative customer relationships established by our management and key sales personnel are also important factors in our ability to compete.
     Some of our competitors in the soft armor and hard armor integration markets include the following companies:
•	BAE Systems/Armor Holdings;

•	US Armor;

•	First Choice;

•	Armor Express; and

•	MSA.
     We have an experienced sales and marketing team, many of whom have a substantial military background in addition to extensive government contract sales experience. Many of our senior managers and technical experts have long-standing customer relationships and knowledge of our customers’ mission-critical requirements. We believe this experience and these relationships give us a competitive advantage.
     Law Enforcement Security Products Market. According to the most recent data available from the Department of Justice, direct expenditures for police protection services in the U.S. grew at a compound annual growth rate of 6.9% from 1982 through 2005, to a total of $94.4 billion in 2005. We believe that this growth rate will continue, as will the growth in the number of police officers and other first responders in the U.S. Many institutions within the government and private sector have redefined their strategies to protect against, respond to, and combat terrorism. While it is impossible to quantify the effects that spending by the U.S. Government on homeland security will have on our businesses, we expect to benefit to the extent that this spending is allocated to increase the number of law enforcement personnel, and to purchase security equipment and consumables used in equipping and training these personnel.
     Demand for our armor products is also affected by national demand resulting from such factors as conflicts, police activities or events such as natural disasters. Also, military and police spending budgets impact the procurement of certain products and may involve competitive tenders involving lengthy product evaluation and testing programs. Large government agencies and national militaries, such as the U.S. Army and the USMC, have lengthy procurement cycles which may be affected by demands created by military deployments and regional or international conflicts. Procurement cycles are affected by spending cycles of governments. Military organizations, and their rate of use of such materials, may be affected by demands due to conflicts or peace keeping operations.
     Our competitors and the competitive factors affecting success in this market are similar to those for the military body armor market.

PRODUCTS
     We offer a variety of products that provide ballistic protection for personnel and vehicles in the military and law enforcement markets. Our customers seek improved ballistic performance at the lowest possible weight. Advanced composite materials provide performance advantages and lower weights in comparison to traditional composite materials.
Current Products
     Our ballistic product portfolio includes a full line of soft armor protective products for law enforcement and military use including vests, special purpose armor plates, shields and helmets.
     Our principal military products are the MTV and its accessories, which we sell primarily to the USMC and the U.S. Navy. The MTV is a modular soft armor system designed to protect the wearer from fragmentation and small arms fire threats in an ergonomically designed carrier system with quick-release functionality. The design is intended to distribute the loads carried by Marines on their armor vest systems over a greater part of their bodies rather than resting completely upon their shoulders. We received a contract to be the sole source provider of the MTV to the USMC in September 2006 and commenced delivery in March 2007. The MTV and related accessories have accounted for approximately 80% of our revenues since the program’s inception.
     Sales of tactical and concealable armor systems to the Department of Homeland Security and domestic enforcement agencies account for approximately 15% of our revenues.
     We are a leader in law enforcement vehicle door protection systems. For the past two years, we have successfully manufactured and sold ballistic door panels as part of a supply agreement to provide vehicular ballistic door panels for use in the Ford Crown Victoria Interceptor police vehicle. Developed in conjunction with major police departments, our ballistic door panels offer a level of protection unmatched by other OEM police vehicles. The panels are lightweight and are certified to withstand most NIJ 3A rifle round threats.
Products in Development
     Due to the recent release of a new ballistic standard for body armor (NIJ Standard 0101.06 compliant ballistic packages for the commercial law enforcement market), we are re-engineering new lines of hard and soft armor ballistic packages designed to meet the new, more stringent armor standard.
     We have a strategic partnership with Eye Safety Systems to design and develop a ballistic protection panel that can be added to commercially available safety goggles for supplemental maxillofacial protection.
     We are currently enhancing and re-engineering our police vehicle armor door system to improve product performance and increase manufacturing efficiencies. We are also designing new vehicle armor door systems for vehicle platforms, which we expect will include the Dodge Charger, GMC Yukon, and Chevy Tahoe.
     Based on customer feedback regarding our current USMC MTV design, we have initiated a product enhancement and improvement process for the MTV.
     Most body armor applications offer limited coverage and protection for the upper and lower extremities. Our research and development team is working toward a personal extremity protection systems, focused on the design and development of articulating rigid or semi-rigid armor protection for both the upper and lower extremities.
     Finally, we are exploring with our strategic partners the possibility of developing microchip-controlled active cooling systems, and expect to eventually develop armor carrier systems with active cooling based on the strategic placement of micro-cooling units.
Product Testing

     All of our finished products containing armor are validated against specific performance requirements prior to officially being released to production. The performance requirements vary from one product line to another. For example, our USMC, MTV soft armor vest package is first certified by a “First Article Test” by an authorized independent testing facility pursuant to specifications supplied by the military. In the First Article Test, several representative panels are subjected to a series of ballistic and fragmentation threats under a variety of environmental conditions. After successful completion of the First Article Test, the package is approved for production. Each production lot is subjected to lot acceptance testing.
     The armor products we sell to the commercial law enforcement market are certified to the latest NIJ body armor standards. Prior to large-scale production, ballistic packages for both hard and soft armor product lines are subjected to initial NIJ certification tests in which representative ballistic products are subjected to specific bullet threats and velocities. Upon successful completion of the certification test procedure, the NIJ issues a certification letter for each unique product model. We also perform random in-house testing of all certified models to ensure consistent performance. In addition, we evaluate all incoming ballistic raw materials for consistency.
SUPPLIERS
     We believe that our suppliers have a sufficient supply of the raw materials that we use to manufacture our products, including aramid materials, and we have long-term relationships with key vendors of ballistic fabrics and other raw materials. Aramid materials are sourced from major weavers and manufacturers in the U.S., Canada and Europe. Polyethylene products have been sourced from European and other manufacturers. In general, we maintain strong relationships with our suppliers.
MANUFACTURING AND OPERATIONS
     In the second quarter of 2008, after a thorough evaluation of our ceramic manufacturing business, we determined that we should focus on our core capabilities as a soft armor manufacturer and integrator. As an integrator, we purchase bare ceramic tiles from a number of manufacturers and integrate a backing material on the ceramic plates. For example, we bond aramid fabric materials onto the back of ceramics to form door panels for police vehicle applications, or onto slip-cast and pressure-cast ballistic ceramic plates for personal protective applications. The latter are bonded to make protective plates for use in carrier vests. This bonding process is carried out using either ovens or high temperature autoclaves. Through the application of resin binding materials, the aramid fabrics are strongly bonded to the ceramic. Our ballistic products are often finished with the application of a nylon covering material to protect the backing fabrics from light and humidity. Our integration operations take place in our Sunrise, Florida manufacturing facility.
     We manufacture soft armor systems as a standard cut and sew operation with two major components. The first major component of a soft armor system is the manufacturing of a ballistics package, which we manufacture primarily at our Sunrise, Florida facility. The ballistic material (aramid fibers) is manufactured in accordance with an engineered configuration of multiple piles of fabric designed to defeat specific ballistic threats. The ballistic material is then cut into specific sizes and shapes. These ballistic packages may then be sewn or stitched in a specific manner in order to help meet the ballistic performance requirements. Once the packages are stitched they are inserted into a nylon protective cover.
     The second major component of a soft armor system is the outer carrier. We manufacture two types of outer carrier systems, concealable and tactical. These outer carrier systems can be made in various colors and materials (such as polycotton or nylon) and are cut and sewn to a specific size, shape and functional design. Carrier systems are manufactured at both our Sunrise, Florida and Granite Falls, North Carolina facilities.

CUSTOMERS AND DISTRIBUTION
Our sales are heavily concentrated to branches of the U.S. military, as reflected in the table below:

	Year ended		Nine months ended
	December 31,		September 30,
	2007	2006	2008	2007
USMC	92%	—	44%	84%
U.S. Navy	1%	—	33%	—
Atlantic Diving Supply (1)	0%	—	5%	—
Defense Intelligence Agency and DHS	2%	20%	2%	2%
Source One	1%	49%	4%	—
BlackWater	—	9%	—	—
All others combined	4%	22%	12%	14%

	100%	100%	100%	100%

(1)	Atlantic Diving Supply is a distributor to the U.S. military.
     We maintain commercial and law enforcement sales channels through an established network of independent sales representatives complemented by internal sales representatives who are based primarily in our Sunrise, Florida facility. Our government sales are primarily managed from our Fredericksburg, Virginia sales office.
     While our business is generally not seasonal, the impact of the U.S. Government’s fiscal year ending September 30 has, on occasion, caused revenues to increase in the latter part of the year.
BACKLOG
     We define backlog as the future revenue we expect to receive from our contracts. Such contracts may either be in process and not completed, or not started but anticipated to begin in the future. Our total backlog, which consists primarily of contracts with the U.S. Government and the Department of Homeland Security, was $37.2 million as of September 30, 2008 and $80.8 million as of September 30, 2007. Although we are aware of appropriations made with respect to our U.S. Government contracts, our primary government customers have the ability to reallocate the funds within such appropriations among various projects and contracts included in a given appropriation. Substantially all of our backlog is subject to termination and rescheduling, and backlog does not always result in future revenue.
REGULATORY AND LEGISLATIVE DEVELOPMENTS
Provisions Associated With U.S. Government Contracts
     Approximately 95% of our revenues for the year ended December 31, 2007 were derived from U.S. Government contracts, either directly or through a distributor. U.S. Government contracts contain provisions and are subject to laws and regulations that give the U.S. Government rights and remedies not typically found in commercial contracts, including without limitation, allowing the U.S. Government to:
•	terminate existing contracts for convenience, as well as for default;

•	establish limitations on future services that can be offered to prospective customers based on conflict of interest regulations;

•	reduce or modify contracts or subcontracts;

•	cancel multi-year contracts and related orders if funds for contract performance for any subsequent year become unavailable;

•	decline to exercise an option to renew a multi-year contract;

•	claim intellectual property rights in products provided by us; and

•	suspend or bar us from doing business with the U.S. Government or with a governmental agency.

     Many of these contractual rights may be exercised by the U.S. Government in the absence of any default or wrongdoing by us.
     Our sales in connection with U.S. Government contracts are also subject to higher costs as a result of our compliance with the following laws and regulations relating to the administration and performance of U.S. Government contracts:
•	The FAR. Along with supplemental agency regulations, the FAR comprehensively regulates the formation, administration and performance of U.S. Government contracts. The accuracy and appropriateness of costs or prices charged under U.S. Government contracts are subject to regulation, audit and possible disallowance or adjustment by the U.S. Department of Defense and other government agencies. Accordingly, costs billed by us under some U.S. Government contracts could be subject to potential adjustment. Additionally, if a government review or investigation uncovers improper or illegal activities, we may be subject to civil or criminal penalties or administrative sanctions, including: termination of contracts; forfeitures; costs associated with triggering of price reduction clauses; suspension of payments; fines; and suspension or debarment from doing business with U.S. Government agencies.

•	The Truth in Negotiations Act. This act requires the certification and disclosure of all cost and pricing data in connection with contract negotiations.

•	The Buy American Act and the Berry Amendment each mandate preferences for the purchase of domestically produced goods in U.S. Government procurements.
Fixed Price Government Contracts
     Substantially all of our total revenues in the year ended December 31, 2007 were derived from government contracts providing for a pre-determined, fixed price for the products we make regardless of the costs we incur. Fixed-price contracts require us to price our contracts by forecasting our expenditures. When making proposals for fixed-price contracts, we rely on our estimates of costs and timing for completing these projects. These estimates reflect our judgment regarding our capability to complete projects efficiently and on a timely basis. Our production costs may, however, exceed forecasts due to unanticipated delays or increased cost of materials, components, labor, capital equipment or other factors.
Workplace and Manufacturing Related Regulations
     We are obligated to comply with a variety of federal, state, local and foreign regulations governing certain aspects of our operations and workplace, including regulations promulgated by, among others, the U.S. Departments of Commerce, Defense, State, Labor and Transportation, and the U.S. Environmental Protection Agency. Exports of some of our products to certain international destinations may require pre-shipment authorization and licenses from U.S. export control authorities, including the U.S. Departments of Commerce and State, and such authorizations and licenses will often be conditioned on end-use restrictions.
RESEARCH AND DEVELOPMENT
     We rely on assisted in-house research and development activities, as well as associations with alliance partners, to develop new products. Our design team utilizes the latest in Computer Aided Design technology to develop ergonomically and functionally improved vehicle and personal protection shapes and forms. We maintain a strong relationship with research and testing laboratories as part of our strategy to continually assess and improve our products, and plan to develop and invest in new product lines for ballistic soft and hard armor products, provided that we receive necessary customer commitments to do so.
     We are planning on improving our current research and development facility in Sunrise, Florida by adding a state-of-the-art ballistic shooting and testing range in order to further improve our understanding of the ballistic qualities and performance of high strength materials. We expect that this facility will be instrumental in developing new products for the newly published NIJ standards for body armor and enable us to develop and test armor systems that can withstand up to 20 millimeter fracture-simulating projectiles at extremely high velocities.
     We are also positioning ourselves to expand our strategic development partnerships within industry and academia.
EMPLOYEES
     We employ permanent professional staff, engineering, and technical personnel, as well as permanent and temporary primary (hourly) workers. Staffing levels are dependent on factors such as product demand, manufacturing cycles and expansion requirements. As of January 19, 2009, we employed 283 full-time employees in our facilities.
PROPERTIES
     Our headquarters and primary manufacturing and research and development facilities are located in Sunrise, Florida, and we have an additional manufacturing facility in Granite Falls, North Carolina. Effective September 2008, we classified our manufacturing facility in Newark, Delaware as a discontinued operation. We do not own any real property. We believe that our current offices and manufacturing facilities are adequate for our present and future operations.
     The table below summarizes information regarding our primary leased properties.

	Approximate
Location	square footage	Use
Sunrise, Florida	21,500	Administrative Offices
Sunrise, Florida	128,100	Manufacturing
Sunrise, Florida(1)	12,000	Engineering & Development
Newark, Delaware	48,900	Discontinued operations
Newark, Delaware	29,000	Discontinued operations
Granite Falls, North Carolina	48,000	Manufacturing
Fredericksburg, Virginia	2,000	Sales Office

(1)	We plan to improve the facility by adding a state-of-the-art ballistic shooting and testing range. We estimate that our capital expenditures will be $0.8 million and anticipate that the shooting range will be completed during the first quarter of 2009.
LEGAL PROCEEDINGS
     We are currently being investigated by the U.S. Department of Defense with respect to the production of ballistic ceramic tiles we previously manufactured at our Newark, Delaware facility. The investigation is ongoing and we are actively negotiating resolution of the matter.
     On March 25, 2008, ArmorWorks Enterprises, LLC filed a Statement of Claim in the Ontario Superior Court of Justice in Toronto against us and our directors. The Statement of Claim sought damages in the amount of $64.3 million and alleged, among other things, that we failed to perform under the terms of a settlement agreement we entered into with ArmorWorks on August 2, 2007. On July 3, 2008, the lawsuit was discontinued by ArmorWorks Enterprises, LLC through the filing of a Notice of Discontinuance with the Ontario Superior Court.
     In May 2007, we received correspondence from the Civil Division of the U.S. Department of Justice related to alleged violations of the False Claims Act through the sale of bulletproof vests containing Zylon, a ballistic fiber, to various U.S. government agencies and directly to the U.S. Government. We settled the claim with the Civil Division of the U.S. Department of Justice. Under the terms of the settlement agreement, the U.S. Department of Justice agreed to discontinue all actions and claims related to such possible violations in exchange for our payment of $1.0 million, which we made during the second quarter of 2008.

MANAGEMENT
DIRECTORS AND EXECUTIVE OFFICERS
     Our Board of Directors currently consists of nine directors, a majority of whom are independent under the rules of the Toronto Stock Exchange, the exchange on which our shares are listed (Messrs. DeConcini, Engel, Jaumot, Peters, Shelton and Torykian). Our certificate of incorporation provides that our Board will be divided into three classes as nearly equal in number as possible. Class I directors will initially serve until our 2009 annual meeting of stockholders, Class II directors will initially serve until our 2010 annual meeting of stockholders and Class III directors will initially serve until our 2011 annual meeting of stockholders and, in each case, until their successors are duly elected and qualify. Certain information regarding our executive officers and directors is set forth in the following table:

Name	Age	Position	Dir. Class
Brian L. Stafford	60	Chairman of the Board	III/2011
Stephen Giordanella	49	Chief Executive Officer and a Director	III/2011
General Henry H. Shelton, U.S. Army (ret.)	66	Vice Chairman of the Board and Lead Director	III/2011
Hon. Dennis W. DeConcini	71	Director	I/2009
Keith Engel	55	Director	II/2010
Frank E. Jaumot	51	Director	II/2010
Larry Moeller	50	Director	I/2009
Charles E. Peters, Jr.	57	Director	II/2010
Richard P. Torykian, Sr.	69	Director	I/2009
Alejandro F. Cejas	40	Chief Operating Officer
Neil Schwartzman	49	Chief Administrative Officer
Deon Vaughan	51	Senior Vice President and General Counsel
Jason Williams	35	Chief Financial Officer
     The following are biographical summaries of the experience of our executive officers and directors.
     Brian L. Stafford. Mr. Stafford is the Chairman of our Board of Directors. He has served as a director since October 2006. Mr. Stafford also serves as the Vice Chairman of LexisNexis Special Services, Vice Chairman of the National Center for Missing and Exploited Children and as an advisor to McKinley Capital Management. Mr. Stafford was the 20th Director of the U.S. Secret Service. During his 31- year career he safeguarded Presidents Nixon, Ford, Carter, Reagan, Bush and Clinton, and served as the agency’s lead executive under both President Clinton and President George W. Bush. Consistent with the dual missions of the Secret Service, he served in both investigative and protective capacities, including the Special Agent in Charge of the Presidential Protective Division. Prior to joining the Secret Service, Mr. Stafford served in the U.S. Army and was awarded the Bronze Star after a tour of duty in Vietnam. He was the recipient of the Most Distinguished American Award from the Marine Corps Law Enforcement Foundation, the Distinguished Patriot Award, the Presidential Rank Award, the Adam Walsh Rainbow Award and the Aguila Statue Award. Mr. Stafford earned a Bachelor of Arts in Business Administration and an honorary Doctor of Humane Letters from Mount Union College, where he serves as a trustee. He continued his education at the University of Pennsylvania, The Wharton School.
     Stephen Giordanella. Mr. Giordanella has served as our Chief Executive Officer since September 2006 and as our Executive Vice President from May to September 2006. Mr. Giordanella is also the President of PPIC, which was acquired by us in 2006. From 1992 until May 2006, Mr. Giordanella was the Founder, Chairman and Chief Executive Officer of PPIC. Prior to founding PPIC, Mr. Giordanella served as President of Safeco Manufacturing, based in Toronto, Canada, and as President of one of Safeco’s affiliate companies, Protective Armor International in Miami Lakes, Florida. Before that, from 1973 to 1991, he was employed by American Body Armor based in Fernandina Beach, Florida where he served as Assistant Vice President of Production and then as President (1987 to 1991). Mr. Giordanella has served on the Standards Committee of the Personal Protective Armor Association, an association of body armor manufacturers which represents the industry in developing specifications for the military and law enforcement agencies. Mr. Giordanella graduated from the New York Institute of Technology with a Bachelor of Science in Criminology.
     General Henry H. Shelton, U.S. Army (ret.). General Shelton is the Lead Director and Vice Chairman of our Board of Directors. He has served as a director since December 2006. General Shelton also serves on the Board of Directors of Anheuser-Busch Companies, Inc., and as Lead Director for Red Hat, Inc. General Shelton served as the

14th Chairman of the Joint Chiefs of Staff. In this capacity he was the principal military advisor to both Presidents Clinton and Bush. Prior to retiring, he served 38 years in a variety of command and staff positions in the continental U.S., Hawaii, Vietnam and the Middle East. His career included two tours of duty in Vietnam. Selected for promotion to brigadier general in 1988, General Shelton served as the Assistant Division Commander, 101st Airborne Division during Operation Desert Storm and later, Commanding General, 82nd Airborne Division. In 1993, he was promoted to lieutenant general and assumed command of the XVIII Airborne Corps. In March 1996, he was promoted to general and became Commander in Chief of the U.S. Special Operations Command. General Shelton became Chairman, Joint Chiefs of Staff on October 1, 1997 and served two 2-year terms. Among his many military awards, he has received four Defense Distinguished Service Medals, two Army Distinguished Service Medals, the Legion of Merit, the Bronze Star Medal for Valor and the Purple Heart. He has been decorated by 16 foreign governments. Highlights of his civilian awards include North Carolina’s highest Award for Public Service, the Eisenhower Award from the Business Executives for National Security, the American Academy of Achievement’s Golden Plate Award, Intrepid Freedom Award, and recognition as National Father of the Year, among others. In 2001, he was designated a Knight of the British Empire by Queen Elizabeth II. For his exemplary service to his country, the 107th U.S. Congress bestowed the Congressional Gold Medal on General Shelton on September 19, 2002. General Shelton holds a master’s degree from Auburn University, and has attended Harvard University, the Air Command and Staff College and the National War College.
     Hon. Dennis W. DeConcini. The Honorable Dennis DeConcini has served as a director since August 2007. He is a partner of the firm DeConcini, McDonald, Yetwin and Lacy, and a member of numerous boards, including those of Correction Corporation of America, National Center for Missing and Exploited Children (Former Chairman), International Center for Missing and Exploited Children, and Arizona Board of Regents. The Honorable Dennis DeConcini is the former Senator from the State of Arizona, an office he held for 18 years. During his tenure, Senator DeConcini served on the Senate Appropriations Committee and Senate Judiciary Committee. Senator DeConcini also served on the Select Intelligence Committee and was Chairman of the Committee in 1993 and 1994. Senator DeConcini chaired the Commission on Security and Cooperation in Europe (Helsinki Commission). Senator DeConcini served one elected term prior to coming to the U.S. Senate as Pima County Attorney, the chief prosecutor and civil attorney for the county and school districts within the county. Prior to this, he served as legal counsel and administrative assistant to the Governor of Arizona and founded the law firm of DeConcini, McDonald, Yetwin and Lacy with offices in Tucson and Phoenix, Arizona and the District of Columbia. Additionally, Senator DeConcini co-authored with Jack August the book “Senator Dennis DeConcini from the Center of The Aisle”, published by the University of Arizona Press. Senator DeConcini received his bachelor’s degree from the University of Arizona in 1959 and a Doctor of Laws from the University of Arizona in 1963.
     Keith Engel. Mr. Engel has served as a director since May 2005. Mr. Engel has been a lawyer with the firm Benson Saloum Watts LLP, formerly known as Benson Edwards LLP, since relocating to Kelowna, British Columbia in 2005. Immediately prior to that, he was a partner with Gowling Lafleur Henderson LLP in Calgary, Alberta. He is a member of the Alberta and British Columbia bars with preferred areas of practice in corporate and commercial law, securities law and banking. Prior to his legal career, Mr. Engel was a commercial banker for 15 years with several major Canadian financial institutions. Mr. Engel graduated from the University of Manitoba with a Bachelor of Science degree in 1974 (major in Biochemistry), and a Bachelor of Commerce (Honours) degree in 1977. In 1994 he received his Bachelor of Laws degree from the University of Calgary.
     Frank E. Jaumot. Mr. Jaumot joined the Board of Directors in January 2009. Mr. Jaumot has served as the Director of Accounting and Auditing for the certified public accounting firm of Ahearn, Jasco and Company, P.A. since 1991. He also serves as a director of MasTec, Inc., a specialty contractor engaged in the building, installation, maintenance and upgrade of communications and utility infrastructure. From 1979 to 1991, Mr. Jaumot was associated with Deloitte & Touche LLP. Mr. Jaumot is a certified public accountant in Florida and Ohio and is a member of the American Institute of Certified Public Accountants and the Florida Institute of Certified Public Accountants. He also is a member of the Board of Directors for Junior Achievement of South Florida. Mr. Jaumot holds a Bachelor of Science in Accounting from Marquette University.
     Larry Moeller. Mr. Moeller has served as a director since November 1995 and formerly served as Chairman of our Board of Directors. Mr. Moeller, a Chartered Accountant and a Chartered Business Valuator, joined Edco Financial Holdings Ltd. in 1994 as Vice President of Finance. He was previously a partner with Deloitte & Touche LLP. Mr. Moeller also serves as a director of Magellan Aerospace Corporation, Imperial Metals Corporation, Jovian Capital Corporation, Crocotta Energy Inc., Resorts of the Canadian Rockies Inc., and Sunwest Aviation Ltd. He received a Bachelor of Commerce degree from the University of Saskatchewan in 1980.
     Charles E. Peters, Jr. Mr. Peters joined the Board of Directors in January 2009. Mr. Peters has served as the Executive Vice President and Chief Financial Officer of Red Hat, Inc., an open source software solutions provider, since August 2004. Prior to joining Red Hat, Inc., Mr. Peters served as Senior Vice President and Chief Financial Officer of Burlington Industries, Inc., a manufacturer of fabrics and textiles for apparel and interior furnishings, from November 1995 until November 2003 and as a consultant to Burlington Industries, Inc. while employed by BTI Distribution Trust from November 2003 until August 2004. From 1991 to 1995, Mr. Peters served as Senior Vice President-Finance for Boston Edison Company, an electric utility serving Boston and surrounding cities and towns. From 1982 to 1991, Mr. Peters served in various financial roles, including Treasurer and Chief Financial Officer for GenRad, Inc., a global manufacturer of electronic test equipment based in Concord, Massachusetts. He was employed by Price Waterhouse from 1973 to 1982 in Boston, Massachusetts and London, England and is a Massachusetts Certified Public Accountant. He holds a Bachelor of Business Administration degree from the University of Massachusetts and a Masters of Science in Finance from Bentley College.
     Richard P. Torykian, Sr. Mr. Torykian has served as a director since May 2007. He is a Director at Lazard Freres & Company and is a member of the Board of Directors of American Defense Systems, Inc. He was the founding chairman of the Chaminade High School Development Fund and advisor to the Catholic Big Brothers of New York City. Mr. Torykian is affiliated with the following charitable and military organizations: Trustee Emeritus, Intrepid Sea, Air, Space Museum, NYC; St. Michael’s College Founders Club (Founding Member); Marine Corps Law Enforcement Foundation (Co-founder & Vice Chairman); Knight of Malta; Knight of Holy

Sepulchre; U. S. Marine Corps Association (Charter Member); U.S. Marine Corps Scout Sniper Association (Life Member); U. S. Marine Corps Force Recon Association (Life Member); U.S. Secret Service — U.S.M.C. Association (Founding Member) and member of the FBI-USMC Association. He is a member of the Board of Sponsors, Mercy Hospital, Rockville Centre, NY. Mr. Torykian served in the U. S. Marine Corps from 1963 to 1967 with a terminal rank of Captain. Mr. Torykian received his Bachelor of Arts in Chemistry from St. Michaels College in 1961, Master of Science in Chemistry from St. Joseph’s University in 1963 and Master of Business Administration in Finance from Adelphia University in 1970.
     Neil Schwartzman. Mr. Schwartzman serves as our Chief Administrative Officer and is responsible for Information Systems, Customer Relations, Purchasing, Quality Control, Facility Management and Human Resources. Prior to joining our company, Mr. Schwartzman served for five years as Vice President of Information Technology for The GEO Group Inc., a world leader in privatized correctional and detention management facilities. His additional 22 years of experience include positions at The Sports Authority, Sunglass Hut International, Michaels Arts and Crafts Stores and ICH Corporation. Mr. Schwartzman received a Bachelor of Science in Computer and Information Science in 1981 from the University of Florida.
     Alejandro F. Cejas. Mr. Cejas was appointed Chief Operating Officer of the Company in November 2008. Prior to his appointment as COO, Mr. Cejas served as Director of Engineering & Development for one year. Since joining our company in 2000, Mr. Cejas has served in a number of key operational and sales roles including Director of International Sales, Operations Manager, and Vice President of Operations. Mr. Cejas’ prior experience includes four years with The Protective Group as Operations Engineer and Production Manager. Prior to his time with The Protective Group, he served as Operations Engineer for Leadtec Systems, an apparel manufacturing control software provider. After several years as an Operations Engineer, Mr. Cejas was promoted to Director of Sales for Latin America. Mr. Cejas has a Bachelor of Industrial Engineering degree from The Georgia Institute of Technology.
     Deon Vaughan. Ms. Vaughan is Senior Vice President and General Counsel at the Company and is responsible for all aspects of legal affairs of our company. Ms. Vaughan was formerly Vice President, Deputy General Counsel and Compliance Officer at Owens Corning, a NYSE-listed, global manufacturing company. Her responsibilities included corporate governance and oversight for public reporting as the Chair of the Disclosure Committee. Ms. Vaughan was also head of the company’s ethics & compliance program. During her 10-year tenure at Owens Corning, she spent three years as Vice President of Audit and was instrumental in implementing Sarbanes-Oxley activities. Prior to her Audit role, she spent three years as the Vice President of Environment, Health, Safety & Regulatory Law. Ms. Vaughan’s experience also includes private practice at Squire, Sanders & Dempsey LLP. She has been practicing law since 1990. She earned a law degree at the University of Toledo, College of Law and a Bachelor of Arts from Rutgers University.
     Jason Williams. Mr. Williams serves as Chief Financial Officer for our company and is responsible for the management of financial risks, capitalization and the external financial reporting of PPA. Prior to appointment, Mr. Williams served as Corporate Controller. Mr. Williams was previously the Director, Reporting and Analysis and Corporate Controller for PharmaNet Development Group, Inc., a publicly traded contract research organization. During his five-year tenure, Mr. Williams was responsible for the direction of PharmaNet’s financial systems and external reporting requirements and assisted in the analysis and execution of business acquisitions, investment opportunities and corporate financing. Furthermore, his experience includes more than seven years as a financial principal and regulatory consultant in the financial services industry. Mr. Williams is a Certified Public Accountant (inactive) in the State of Florida and holds a Bachelor of Science in Accounting from Florida Atlantic University.
BOARD MEETINGS
     Our Board meets at least every quarter. Depending on the level of activity of our company, our Board of Directors convenes additional meetings as necessary to provide input and guidance to management. Any independent director may convene a meeting of independent directors, which is chaired by General Shelton as Lead Director.
     Our Board met 12 times in 2008. With the exception of Senator DeConcini and General Shelton, each of our directors attended 80 percent or more of the total number of meetings of our Board.

BOARD TRAINING
     Prior to joining our Board of Directors, potential Board members are encouraged to meet with management to inform themselves about our business and affairs. After joining our Board, our officers and directors provide orientation to new directors, both at the outset and on an ongoing basis as necessary, based on the particular needs and experience of each director and our Board as a whole. New directors are provided with a copy of our Board Manual which includes our Board Mandate, the officer position descriptions and the various charters and policies of our company.
     Our Board recently joined the National Association of Corporate Directors, or NACD. Educational board training topics are calendared for Board and Board Committee meetings throughout 2009, utilizing materials developed by NACD.
LEAD DIRECTOR
     Following our domestication in Delaware in July 2008, our Board of Directors appointed General Shelton as Lead Director. As Lead Director, General Shelton is responsible for, among other things, chairing meetings of independent directors, overseeing the overall corporate governance guidelines and practices of our Board, ensuring that the structure and composition of the committees of our Board are appropriate and effective, facilitating communications among the directors and reviewing communications from stockholders. In 2008, one meeting of independent directors was held.
BOARD COMMITTEES
     Our Board has appointed an Audit Committee, a Compensation Committee and a Nominating & Governance Committee. Each of the committees is comprised of three directors. The Audit Committee and Compensation Committee are each comprised exclusively of directors who are considered independent under the rules of the Toronto Stock Exchange, the exchange on which our shares are listed. Our Board may, from time to time, establish other committees to facilitate the management of our company.
Audit Committee
     The Audit Committee helps ensure the integrity of our financial statements, the qualifications and independence of our independent auditors and the performance of our independent auditors. The Audit Committee selects, assists and meets with the independent auditors, oversees each annual audit and quarterly review, provides oversight for our internal controls and will prepare the report that U.S. federal securities laws require to be included in our annual proxy statement. The Audit Committee has the opportunity to meet without management and management directors in attendance and does so at least annually in the context of the annual audit.
     We have an established Audit Committee charter that addresses such items as:
•	the procedure to nominate the external auditor and the recommendation of its compensation;

•	the overview of the external auditor’s work;

•	pre-approval of audit and non-audit services;

•	the review of financial statements, management’s discussion and analysis, and financial sections of other public reports requiring board of director approval;

•	the procedure to respond to complaints respecting accounting, internal accounting controls or auditing matters and the procedure for confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and

•	the review of our company’s hiring policies towards present or former employees or partners of our company’s present or former external auditor.

     Mr. Engel chairs our Audit Committee and serves as our Audit Committee financial expert, as that term is defined by the SEC, and Senator DeConcini and General Shelton serve as members of the committee.
Compensation Committee
     The Compensation Committee reviews and approves the compensation and benefits of our executive officers, administers and makes recommendations to our Board of Directors regarding compensation and stock incentive plans and prepares an annual report on executive compensation for inclusion in our proxy statement. The Compensation Committee is comprised entirely of independent directors. Senator DeConcini is the chair of the Compensation Committee, and Messrs. Engel and Torykian are members of the Committee. The Compensation Committee determines the compensation of our Chief Executive Officer and makes recommendations to the independent directors for approval.
Nominating & Governance Committee
     The Nominating & Governance Committee is responsible for recommending to our Board of Directors criteria for selecting new directors and committee members; assessing, considering and recruiting candidates to fill positions on our Board; evaluating current directors for re-nomination to our Board; recommending the director nominees for approval by our Board and our stockholders; reviewing at least annually and recommending modifications to our Board’s corporate governance guidelines; advising our Board with respect to the charters, structure, operations and membership qualifications for the various committees of our Board; overseeing the development and implementation of a continuing education program for our directors; establishing and implementing self-evaluation procedures for our Board and its committees; and reviewing and advising our Board regarding stockholder proposals submitted for inclusion in our proxy statement. The Nominating & Governance Committee was established by our Board in October 2008. Prior to that, the full Board carried out the duties and responsibilities typically associated with a nominating and governance committee.
     General Shelton is the chair of the Nominating & Governance Committee, and Messrs. Giordanella and Stafford are members of this committee.
CODE OF CONDUCT
     Our Board of Directors has approved a written Code of Conduct which addresses such matters as conflicts of interest, proper use of corporate assets and opportunities, confidentiality and reporting of unethical behavior to our Board. Each officer, employee and director is asked to acknowledge receipt of such code. The Audit Committee has also established a procedure to respond to complaints respecting accounting, internal accounting controls or auditing matters as well as the procedure for confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.
     Copies of the Code of Conduct may be obtained without charge from Ms. Grimie Del Valle, Corporate Investor Relations, at (954) 846-8222, upon request. Additionally, the Code of Conduct is posted on our web site at www.protectiveproductsofamerica.com.
RELATED PARTY TRANSACTIONS
     In May 2006, we acquired all of the stock of PPIC, which we refer to as the PPIC acquisition. In connection with the PPIC acquisition, we became subject to certain commercial relationships existing between PPIC and Mr. Giordanella, its founder and former sole stockholder, as described below. Mr. Giordanella is now our Chief Executive Officer and a member of our Board of Directors.
     The Agreement and Plan of Merger related to the PPIC acquisition contains a provision for adjusting the purchase price based on PPIC’s working capital at the time the transaction closed. As of September 30, 2008, our reported balance in advances and receivables from stockholder included $0.2 million related to such working capital adjustments due from Mr. Giordanella.

     As of September 30, 2008, we had a note receivable from Albricas, LLC, of which the sole member is Mr. Giordanella, with a balance of $65,164, of which $37,349 was considered current. The note originated in 2004, prior to our acquisition of PPIC, and related to the construction of the facility being leased from Albricas, LLC. Monthly payments are $4,391, which includes principal and interest of 10.79%. The note matures on January 9, 2010.
     As of September 30, 2008, our reported balance in “advances and receivables from stockholder” also included $0.4 million due from Mr. Giordanella. This loan was made by the company to Mr. Giordanella at the time of the PPIC acquisition. Mr. Giordanella has also loaned us $2.7 million in the form of subordinated debentures as described below.
     At the time of his appointment to our Board of Directors in October 2006, Mr. Brian Stafford’s brother, Mr. Douglas Stafford, was an employee of our company. Mr. Douglas Stafford joined our company in June 2006 as Vice President of Sales. In June 2007, Mr. Douglas Stafford was named Chief Operating Officer, a position he held until November 2008.
     We lease two of our properties from entities of which Mr. Giordanella is the sole member, as described in the table below.

Property Location	Use	Lease Expiration	Base Monthly Rent
Sunrise, Florida	Engineering and Development	December 31, 2009	$24,062
Sunrise, Florida	Corporate housing	December 31, 2009	$ 5,200
     These transactions have been regularly disclosed in our filings in Canada. On November 12, 2008, our Board of Directors adopted a related party transactions policy as part of adapting our corporate governance policies in preparation of the filing of this information statement. In conjunction with adopting the policy, our Board of Directors approved these transactions involving Mr. Giordanella.
Subordinated Indebtedness to Related Parties
     On August 29, 2007, we completed a private placement of two $1.7 million non-convertible subordinated debentures with two of our directors, Messrs. Giordanella and Moeller. The debentures mature two years from their date of placement and bear interest, payable monthly, at 12% per annum. Since the date of their issuance, we have paid an aggregate of $0.5 million in interest through the period ended December 31, 2008. No principal payments have been made on the non-convertible subordinated debentures since their issuance.
     On February 4, 2008, we completed a private placement of subordinated, convertible debentures for aggregate proceeds totaling $2.35 million with four of our directors. Messrs. Giordanella and Moeller each purchased $1.0 million of the debentures, Mr. Brian Stafford purchased $0.2 million of the debentures and General Shelton purchased $0.15 million of debentures. These subordinated, convertible debentures mature on February 4, 2011 and bear interest, payable monthly commencing on March 4, 2008, at 10% per annum. Since the date of their issuance we have paid $0.5 million in interest through the period ended December 31, 2008. The debentures are convertible into 357,686 shares of our common stock, which represents a conversion price of the Canadian dollar equivalent of $6.57 per share. No principal payments have been made on the convertible subordinated debentures since their issuance.
COMMUNICATIONS WITH OUR BOARD OF DIRECTORS
     Our Board of Directors has established a process whereby stockholders and other interested parties can send communications to the Lead Director or to the non-management directors as a group. Avenues of communications with our Board are provided for within our Code of Conduct. Stockholders or other interested parties may write or email the independent directors through our general counsel who has been directed to act as the independent directors’ agent in processing such communications.

COMPENSATION DISCUSSION AND ANALYSIS
     The following discussion and analysis of the compensation arrangements of our named executive officers should be read together with the tables and related footnote disclosures detailed below under the heading “—Executive Compensation.” The following discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ, potentially materially, from the anticipated programs described below.
Compensation Program Objectives
     The primary goal of our executive compensation program is to attract, motivate and retain high-quality talent needed to achieve our business objectives and thereby create value for our stockholders. We have traditionally implemented our program through a combination of base salary, annual bonus awards and stock options designed to reward long-term performance and align the interests of our executive officers with those of our stockholders.
     Our current program reflects the fact that we are a growth oriented company early in our development. As an early stage company, retention of executive officers is a key business objective, and we have experienced a number of personnel changes which have presented additional challenges to our company. Retaining our key personnel with long experience and contacts in our industry is one of our key objectives.
     We have a Compensation Committee, as required by the rules of the Toronto Stock Exchange, which provides oversight for executive compensation and direct management of the compensation for our Chief Executive Officer. Our Chief Executive Officer has played a critical role in establishing our compensation arrangements for our senior executives and determining bonus eligibility and amounts. As part of this role, Mr. Giordanella evaluates the performance of management and makes recommendations, through an informal process, to our Compensation Committee. In this informal process, Mr. Giordanella considers, among other factors, those discussed below under “—Elements of Compensation.”
     Our current program does not distinguish between cash and non-cash compensation, or set any specific targets for non-cash compensation, or between short and longer-term incentives.
     In 2009, we anticipate adopting a more formal, structured compensation program, including adding restricted stock and restricted stock unit awards to our executive compensation program. We anticipate that our new program will set formal guidelines regarding percentage of total compensation that we target as long versus short-term incentives as well as the percentage we seek to be cash and non-cash based. Finally, we expect that the new program will put a significant emphasis on, and communicate to our executives regarding, the meaningful percentage of their total compensation which we believe should be at risk. Our current plans for that program are described in detail at the end of this section.
Elements of Compensation
     The following describes each element of our current executive compensation program and discusses determinations regarding compensation for our 2008 fiscal year:
Base Salary
     We seek to provide each member of our senior management with a level of base salary in the form of cash compensation appropriate to that individual’s roles and responsibilities and that is generally comparable to the amount paid to the executive officers of companies of similar size and character. Base salaries for our executive officers are established based on the officer’s qualifications, experience, scope of responsibilities, future potential and past performance as well as cash available to pay executive compensation. The Compensation Committee determines the salary of our Chief Executive Officer and makes recommendations to our full Board of Directors for approval. Our Chief Executive Officer makes recommendations to our Compensation Committee regarding other executives. All decisions of our Compensation Committee must be approved by our independent directors, and pursuant to the mandate of our Board, the full Board approves the compensation of our Chief Financial Officer, Chief Operating Officer, and General Counsel in addition to our Chief Executive Officer. Base salaries are reviewed annually and adjusted from time to time after taking into account individual responsibilities, performance and experience. In 2008, the following factors were taken into account in such reviews:
•	the scope of responsibility of the executive, and his or her impact on our company’s aggregate results;

•	the executive’s overall performance;

•	competitive salary levels;

•	the manner in which the officer interacts with, and elevates the performance of the executive leadership team, their direct reports and the company as a whole; and

•	the manner in which the executive demonstrates leadership, integrity, and other important values of our company.
Annual Cash Bonuses
     Our practice is to award annual cash bonuses to our executive officers. The purpose of this program is to provide incentives for executives tied to the short term performance of our company.
     Our Compensation Committee determines how much of the bonus opportunity to pay each year based upon:
•	its assessment of the general performance of our company as measured against a portfolio of goals or targets agreed upon by our Compensation Committee and senior management at the start of each fiscal year; and

•	the relative contribution of each of the executive officers to that performance.
     In determining whether to pay an annual bonus to our named executive officers for 2008, our Compensation Committee will consider our company’s performance of against a portfolio of goals and targets which include the following factors:
•	net income;

•	earnings before interest, taxes, depreciation and amortization, or EBITDA; and

•	sales.
Stock Options
     We believe that successful long-term performance is achieved through an equity ownership culture that creates commonality of interests with our stockholders and enhances our ability to retain quality people by requiring executives to remain employed for a multi-year period until awards fully vest. All of our employees, including our named executive officers, are eligible to participate in our stock option plan. Our Compensation Committee determines the stock options awards for our Chief Executive Officer and makes such recommendation to the full Board for approval. Our Chief Executive Officer makes recommendations to our Compensation Committee regarding other executives. All decisions of our Compensation Committee must be approved by our independent directors, and pursuant to the mandate of our Board of Directors, our full Board approves all stock option awards.

     In determining the amount of stock option awards, our Compensation Committee considers the overall number of stock options that are outstanding relative to the number of outstanding shares of common stock, as well as the following factors:
•	scope of responsibility;

•	overall performance of the employee; and

•	the overall performance of our company.
     In 2001, our Board of Directors adopted, and our stockholders approved, a stock option plan, which we refer to as the 2001 Plan. In 2007, our Board adopted, and our stockholders approved, an amended stock option plan, which we refer to as the 2007 Plan. We subsequently amended the 2007 Plan in August 2008, following completion of our U.S. domestication process.
     We have periodically made stock awards to certain of our executive officers either upon commencing employment with us or periodically as equity based bonuses. In 2008, we issued stock option awards to each of our named executive officers and directors and to certain other employees. The stock options vest as to 33% of the shares underlying the grant on each of six month increments after the grant date. The stock options have a maximum term of five years. In determining the amount of stock options, we considered the factors referenced above.
The 2001 Plan
     The 2001 Plan was originally approved by our stockholders on April 26, 2001. Following adoption of the 2007 Plan, no new options are being issued under the 2001 Plan. However, the 2001 Plan will remain in place and will govern the terms of the remaining options granted under it until those options have been exercised, expired or otherwise terminated.
The 2007 Plan
     All future grants of stock options will be granted and administered under the 2007 Plan, which was approved by our stockholders on April 26, 2007. Options may be issued to our directors, officers, employees, and service providers, as well as to those of our subsidiaries, in such numbers and with such vesting provisions as our Board of Directors may determine. There are restrictions to the number of stock options that may be granted under the 2007 Plan, including the requirements that no one person may be entitled to stock options exceeding 5% of the outstanding shares of our common stock and that the aggregate number of shares reserved for issuance pursuant to options granted to insiders under the 2007 Plan (and pursuant to other share compensation arrangements) cannot exceed 10% of the issued and outstanding shares of our common stock.
     As of September 30, 2008, under the 2001 and 2007 plans, there were, in the aggregate, 1,363,490 options outstanding and 12,735 options available for issuance.
Benefits and Perquisites
     Each of our executive officers participates in the health and welfare benefit plans generally available to all employees.

Employment and Severance Agreements
     We have entered into an employment agreement with our Chief Executive Officer which provides, among other things, for Mr. Giordanella to receive severance payments from us in certain circumstances. The agreement for our Chief Executive Officer is described in more detail below under “—Employment Agreement with Named Executive Officer.”
Tax Deductibility Policy
     Under Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended, or the Code, certain compensation in excess of $1 million annually is not deductible for federal income tax purposes unless it is awarded pursuant to a performance-based plan approved by stockholders. We intend to structure our compensation programs in the future in a manner that will allow any incentive compensation that is paid to our named executive officers to qualify as performance-based compensation for purposes of Section 162(m) of the Code and, therefore, to be fully deductible for federal income tax purposes. While we will generally try to ensure the deductibility of the incentive compensation paid to our executive officers, we do not expect our Compensation Committee to adopt a policy that would require all compensation to be deductible because we may want to preserve the ability to award cash or equity compensation to an executive that is not deductible under Section 162(m) if we believe that it is in our stockholders’ best interests. The $2.0 million incentive bonus (described below under “—Employment Agreement with Named Executive Officer”) made available to our Chief Executive Officer was not approved by stockholders. To date, however, we have not paid any compensation that is not deductible under Section 162(m).
Stock Ownership Policy
     We do not currently have stock ownership guidelines for our directors or executive officers. As of January 1, 2009, our directors and officers beneficially own 16.8% of our company.
Executive Compensation
     The following table sets forth information regarding compensation during fiscal year 2008 for each of our named executive officers.

						Nonqualified
					Non-Equity	Deferred
	Salary		Stock	Option	Incentive Plan	Compensation	All Other
Name and Principal	($)	Bonus	Awards	Awards	Compensation	Earnings	Compensation	Total
Position	(1)	($)	($)	($)	($)	($)	($)	($)
Stephen Giordanella(2)	500,000	—	—	266,300	—	—	45,061	811,361
Chief Executive Officer

Deon Vaughan	162,538	—	—	20,169	—	—	48,706	231,413
Senior Vice President and General Counsel(3)

Jason Williams	176,730	—	—	20,169	—	—	—	196,899
Chief Financial Officer(4)

(1)	Unless noted otherwise, the listed compensation is the compensation received by each officer during the respective fiscal year.

(2)	Mr. Giordanella’s other compensation was comprised of $45,061 in automobile related expenses.

(3)	Ms. Vaughan joined the Company on March 1, 2008 as Senior Vice President and General Counsel, and receives compensation at the rate of $200,000 per year. Other compensation was comprised of $48,706 in relocation expenses.

(4)	Mr. Williams was promoted from Corporate Controller to Chief Financial Officer on May 27, 2008 and receives compensation at the rate of $200,000 per year.

Outstanding Equity Awards at Fiscal Year-End
     The following table provides information for each of our named executive officers regarding outstanding stock options held by the officers as of December 31, 2008. Market values are not presented for stock options.

			Equity Incentive
	Number of	Number of	Plan Awards:
	Securities	Securities	Number of
	Underlying	Underlying	Securities
	Unexercised	Unexercised	Underlying
	Options	Options	Unexercised	Option Exercise
	(#)	(#)	Unearned Options	Price	Option Expiration
Name	Exercisable	Unexercisable	(#)	($)	Date
Stephen Giordanella	10,000	5,000	—	21.19	05/24/2011
	33,333	66,667		14.45	04/12/2012
	34,109	102,326		4.97	01/25/2013
	20,000	60,000		1.17	09/06/2013

Deon Vaughan	8,333	25,000	—	1.17	09/06/2013

Jason Williams	8,333	25,000	—	1.17	09/06/2013
Information Regarding the 2007 Plan
     Under the 2007 Plan, the aggregate number of authorized but unissued shares of common stock allocated and made available to be granted to participants, together with any authorized but unissued shares of common stock reserved but unissued under any previous stock option plan, shall not exceed 10% of the number of outstanding shares of common stock (on a non-diluted basis) at the date of grant. Any increase in the number of outstanding shares of common stock will result in an increase in the available number of shares of common stock issuable, and the exercise of any options granted will make additional options available for granting.
     The 2007 Plan also provides that:
•	in no event shall the exercise price of options granted be less than the volume weighted average trading price of the shares of common stock on the Toronto Stock Exchange for the five trading days prior to the date of grant;

•	the term of an option shall be for a period of time fixed by our Board of Directors, such period not to exceed the maximum period of time permitted by the Toronto Stock Exchange, and is subject to early termination in accordance with the provisions of the 2007 Plan relating to the cessation of the optionee as a director, officer, employee or service provider; and

•	subject to any specific requirements of the Toronto Stock Exchange, our Board of Directors shall determine the vesting period(s) during which a holder of options may exercise such options or a portion thereof; in certain circumstances, our Board of Directors has been granted the discretion to provide for accelerated vesting of stock options (as further described below).
     The grant of options under the 2007 Plan is subject to the limitation that:
•	at no time will any one person be entitled to stock options under the 2007 Plan (and other share compensation arrangements) exceeding 5% of the outstanding shares of common stock;

•	the aggregate number of shares of common stock reserved for issuance pursuant to options granted to insiders under the 2007 Plan (and pursuant to other share compensation arrangements) will not exceed 10% of the issued and outstanding shares of common stock;

•	options granted to insiders of our company under the 2007 Plan (and other share compensation arrangements) within a one-year period will not exceed 10% of the issued and outstanding shares of common stock; and

•	options granted to any one insider and such insider’s associates under the 2007 Plan (and other share compensation arrangements) within a one-year period will not exceed 5% of the issued and outstanding shares of common stock.
     The Toronto Stock Exchange requires that amendment provisions in stock option plans specifically set forth what amendments to a plan will and will not require stockholder approval. The 2007 Plan allows our Board of Directors, without approval of our stockholders, to amend the 2007 Plan and the terms and conditions of any stock option thereafter awarded to:
•	make amendments for the purposes of meeting any changes in any relevant law, Toronto Stock Exchange policy, rule or regulation applicable to such plan, any option or the shares of common stock, in order to maintain minimum listing requirements of the Toronto Stock Exchange or for any other purposes which may be permitted by all relevant laws, rules and regulations;

•	make amendments of a “house-keeping nature”; or

•	add a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the 2007 Plan reserve, provided always that any such amendment shall not alter the terms or conditions of any stock option or impair any right of any holder of stock options awarded prior to such amendment without sufficient compensation being agreed to between our Board of Directors and the holder of stock options and, if required, the receipt of any regulatory or Toronto Stock Exchange approvals.
     In addition, subject to applicable regulatory approval, our Board of Directors may, without stockholder approval, retroactively amend the 2007 Plan and may also, with the consent of the affected holders of stock options, retroactively amend the terms and conditions of any stock options which have been previously awarded. Further, with the consent of the affected holders of stock options, our Board of Directors may amend the terms of any outstanding stock options so as to reduce the number of shares of common stock subject to such options, increase the option price or cancel an option without Toronto Stock Exchange approval. Our Board may also discontinue the 2007 Plan at any time without the consent of the participants, provided that such discontinuance shall not alter or impair any stock option previously granted under the 2007 Plan.
     The 2007 Plan provides that stockholder approval will be required for the following types of amendments:
•	any amendment to the number of securities issuable under the 2007 Plan, including a change from a fixed maximum percentage to a fixed maximum number;

•	any change to the eligible participants which would have the potential of broadening or increasing insider participation, except where such change is a result of changes to the policies of the Toronto Stock Exchange;

•	the addition of any form of financial assistance and, if implemented, any amendment to a financial assistance provision which is more favorable to participants;

•	the addition of a cashless exercise feature, payable in cash or securities, which does not provide for a full deduction of the number of underlying securities from the 2007 Plan reserve;

•	the addition of a deferred or restricted share unit or any other provisions which results in participants receiving securities while no cash consideration is received by us; and

•	any amendment which in the opinion of the Toronto Stock Exchange may lead to significant or unreasonable dilution to our outstanding securities or may provide additional benefits to eligible participants, especially insiders, at the expense of us and our existing stockholders.
     In addition, under the 2007 Plan, in the event that certain events such as a take-over bid, liquidation or dissolution of our company or a reorganization, plan of arrangement, merger or consolidation of our company with one or more entities, as a result of which we are not the surviving entity, are proposed or contemplated, our Board of Directors may, notwithstanding the terms of the 2007 Plan or stock option agreements issued thereunder:
•	exercise its discretion, by way of resolution, to permit accelerated vesting of options on such terms as our Board of Directors sees fit at that time, and

•	in the event of acceleration of vesting as referred to in the preceding bullet, exercise its discretion, by way of resolution, to cause the options to terminate after the end of the period of accelerated vesting on such terms as our Board of Directors sees fit at that time, even if such termination of the options is prior to the normal expiry time of the options.
     If our Board of Directors, in its sole discretion, determines that the shares of common stock subject to any option granted under the 2007 Plan shall vest on an accelerated basis, all participants in the 2007 Plan entitled to exercise an unexercised portion of options then outstanding shall have the right at such time, upon written notice being given by us, to exercise such options to the extent specified and permitted by our Board of Directors, and within the time period specified by our Board of Directors, which shall not extend past the expiry time of such options.
Pension Benefits
     We do not sponsor or maintain any qualified or non-qualified defined benefit plans.
Nonqualified Deferred Compensation
     We do not sponsor or maintain any non-qualified defined contribution plans or other deferred compensation plans.
Employment Agreement with Named Executive Officer
     In connection with our acquisition of PPIC, we entered into an employment agreement with Stephen Giordanella which provided Mr. Giordanella with certain bonus opportunities as well as certain compensation in the event of his termination or a change of control of our company. Under the employment agreement, Mr. Giordanella was entitled to a one-time bonus of $2,000,000 if (a) the EBITDA of PPIC exceeded $20,000,000 for the 24-month period beginning May 25, 2006, and (b) he remained continuously employed for the entire period.

     Mr. Giordanella’s agreement provides that if he is terminated without cause, he will be entitled to an amount equal to his aggregate base salary in effect on the date of termination for the balance of the term of employment which expires on January 1, 2010 payable over such period in accordance with regular payroll practices of our company. Mr. Giordanella’s agreement will automatically renew on January 1, 2010 for a one-year period, and on each anniversary thereafter unless notice is provided at least 90 days prior to the expiration date of each one-year period ending on January 1 of each year. If Mr. Giordanella terminates his employment as a result of a change of his duties, title or work location, he will be entitled to the same payment as if he was terminated without cause.
     If he resigns voluntarily, Mr. Giordanella is entitled to the same benefits as if we terminated him for cause, which includes base salary earned but not paid prior to the date of termination of his employment and any amounts owed but not yet paid pursuant to employee benefit programs and vacation. As of the date of this information statement, if Mr. Giordanella is terminated prior to the expiration of his employment agreement (which expires on January 1, 2010), he will be entitled to receive his current salary of $500,000 and current benefits payable pro-rata over a 12-month period.
Future Changes to Executive Compensation Program
     Following our transition to becoming a U.S. public-reporting company, we expect to make a variety of changes to our executive compensation program, including a more specifically-tailored annual bonus program, the use of restricted stock and restricted stock unit awards instead of stock option awards and a limited use of perquisites.
Goals of the New Executive Compensation Program
Overview
     Like our current program, we anticipate that the objective of our new executive compensation program will be to attract, retain and motivate high quality talent and align executive team members’ interests with those of the stockholders. Specifically, we desire our new compensation program to promote a strong culture of leadership development aligned with performance improvement (focused on both growth and productivity), which will in turn drive financial performance that provides value to stockholders. The program will be designed to emphasize a pay-for-performance relationship that bases payouts on company and individual performance. A substantial portion of pay will be “at risk” and paid out based upon the achievement of individual and company short and long-term goals and strategic objectives. Cash-based incentives will be typically tied to shorter-term performance objectives, while equity-based incentives will be connected to longer term goals and our success over time.
Highly Qualified Employees
     Our long-term success will be shaped by our people. We strive to ensure our employees’ contributions and performance are recognized and rewarded through a competitive compensation program. Our new executive compensation program will be further enhanced to increase stockholder value while attracting and retaining talent at all organizational levels and rewarding executives for strong leadership and performance.
Pay for Performance
     We target an executive compensation package that is competitive against the market in which we compete for talent. We believe that a majority of an executive’s annual target total compensation package should be variable at-risk compensation tied to performance (i.e., internal financial, stock price and individual performance). This principle means that if performance is at or above targeted levels, the executive’s total compensation will be at or above targeted levels. Conversely, if performance is below targeted levels, total compensation will be below targeted levels.
Pay at Risk
     We expect that a fundamental feature of our compensation program going forward will be that a substantial portion of our executives’ pay will be “at risk” and paid out based on the achievement of individual and company short- and long-term goals and strategic objectives. In order to help facilitate these changes, we intend to adopt the

Protective Products of America 2009 Incentive Plan, or the 2009 Incentive Plan. The 2009 Incentive Plan will be structured with a view to providing our Compensation Committee with maximum flexibility to structure a compensation program that provides a wide range of potential incentive awards to our executive officers, and directors and employees generally, on a going-forward basis. For example, the plan will provide our Compensation Committee with the discretion to determine the portion of each executive officer’s total compensation that will consist of awards under the plan, the forms and mix of the awards, and the service-based requirements and/or performance goals the officer will have to satisfy to receive the awards. We also expect that our Compensation Committee will adopt formal objectives for annual incentive cash bonuses in 2009 and will use these bonuses to reward executives for achieving short-term annual corporate financial and operational goals and for achieving individual performance objectives.
Objectives and Guiding Principles
     We anticipate that some or all of the following objectives and guiding principles will shape the design and administration of our new executive compensation program:
•	Stockholder Alignment—Align with stockholder interests by focusing on key measures of value creation.

•	Sustainable Results—Link pay to Company and individual performance by targeting a significant portion of an executive’s compensation to the achievement of annual and long-term performance goals.

•	Objective Performance Metrics—Drive performance to our business plan by communicating and reinforcing the importance of achieving growth and productivity initiatives.

•	Market Competitiveness—Attract and retain talent by paying competitively with other similar companies.

•	Sound Corporate Governance—Serve the long-term interests of our company, communities, customers, stockholders and suppliers by establishing and administering programs in accordance with sound corporate governance principles.
Components
     We anticipate that our executive compensation program over time will include five standard elements. Our Compensation Committee will determine the combination of these elements appropriate for each executive officer. These elements will include base salary, annual cash incentive bonus, long-term equity incentive compensation, perquisites and post-employment benefits.
Base Salary
     Base salary reflects the primary job responsibilities of the executive officer. We anticipate establishing base salaries through a market analysis of similar positions in similarly situated public companies. Like our current practice, our Compensation Committee will determine our Chief Executive Officer’s base salary and make recommendations to the full Board for approval. Our Chief Executive Officer will make recommendations to our Compensation Committee regarding the salaries of other executives. We will seek to establish base salaries at approximately the 75th percentile of our peer group of companies, as we believe this is the level necessary to attract and retain talented executives. Salaries will be reviewed annually, and salary increases awarded based on individual factors such as competencies, skills, experience, performance, and market practices. Promotional increases may also be given when executives assume new roles.

Annual Bonus
     We anticipate that our new program will include a structured bonus program that includes a larger pool of participants than our current compensation program. We contemplate a three-tiered system, where participants will have bonus opportunities as a percentage of their salaries. Each year, the Compensation Committee will establish a percentage of base salary for each program participant that will represent full payout. We anticipate that the full payout percentage will be, with respect to each person’s base salary, 100% for our Chief Executive Officer, 60% for other members of our executive team and 5% to 25% for general managers.
     Our Compensation Committee will also establish goals for our company to determine how much of the bonus opportunity each executive will receive. These goals can be financial and non-financial and may include:
•	Revenue targets;

•	EBITDA or adjusted EBIT (earnings before interest and taxes) targets;

•	Financing objectives;

•	Sales objectives; and

•	Stock price appreciation.
     Each of these targets will be set such that completion is a “stretch” for the executive. If the target is met, the executive will receive the full payout of his or her bonus opportunity. If the target is partially met, the committee retains discretion as to what percentage of the bonus opportunity will be paid out. Performance at lower levels would have no payout.
Long-term Equity Incentive
     We wish to establish long-term incentives that generally align the executive team’s interests with the interests of the stockholders over long time periods. We anticipate that such incentives will have a multi-year vesting period to encourage retention and emphasize long-term growth, and may be issued based on our performance over a multi-year period.
     We anticipate that long-term equity incentives will be provided through a combination of mechanisms which may include:
•	Restricted stock awards, which vest based on the passage of time and continued employment;

•	Restricted stock units, which vest based on the passage of time and continued employment and, upon vesting, can convert into shares of common stock or cash (based on stock value as of a date specified); and

•	Stock options.
     We do not anticipate that there will be an individual performance element associated with long-term incentive payouts.
Perquisites
     We anticipate limited use of perquisites. Perquisites that will be likely considered by include financial planning assistance, use of a Company vehicle and reimbursement for certain memberships, among others.
Post-employment Benefits
     Post-employment benefits can be important tools in recruiting and retaining executives. Many of the companies with which we compete for executive talent have similar agreements in place with executive employees. We currently have a severance agreement in place with our Chief Executive Officer, but no other post-employment benefits are provided. We anticipate that the Compensation Committee will consider other post-employment benefits such as pensions, and post-employment health benefits for executive officers as part of a comprehensive compensation program.
COMPENSATION OF DIRECTORS
Philosophy of Director Compensation
     Director equity compensation is designed to align director interests with stockholders’ long-term value. It is the general policy of our Board of Directors that non-employee directors’ compensation should be a mix of cash and equity-based compensation with a significant portion of such compensation in the form of our stock or stock options. The form and amount of director compensation is determined by the Compensation Committee, which regularly reviews and compares the compensation of our directors to the compensation of directors as reported each year in the National Association of Corporate Directors’ Report on Director Compensation. Independent directors may not receive, directly or indirectly, any consulting, advisory or other compensatory fees from our company. Directors who are employees of our company do not receive any compensation for their service as directors.
Annual Retainer
     Since 2007, all non-employee directors have received an annual cash board retainer fee of $75,000 per year. In 2009, this amount will be reduced to $40,000 per year. In addition, they will receive an equity award as described below.
Attendance Fees and Incidental Expenses
     We do not pay additional fees for attending Board or committee meetings. All retainer fees are payable quarterly, as of the first day of January, April, July and October. All of our directors are reimbursed for actual travel and out-of-pocket expenses incurred in connection with Board meetings and conference calls.
Equity Compensation
     The allocation of stock options and the terms designed in those options are an integral component of the compensation package of our directors. The Compensation Committee believes that the grant of options to directors serves to motivate them to achieve our strategic objectives and will result in benefit to all stockholders. Stock options are awarded to directors by our Board of Directors based upon the recommendation of the Compensation Committee, who base their decisions upon the level of responsibility and contribution of the individuals toward meeting our objectives and goals. The Compensation Committee also considers the overall number of stock options that are outstanding relative to the number of outstanding shares of common stock in determining whether to make any new grants of stock options and the size of such grants. Beginning in 2009, non-employee directors will receive stock valued at $35,000 per year. The Company is expected to issue this stock to directors at the end of 2009.

Summary of Director Compensation
     The following table provides information about the compensation paid to our directors during fiscal year 2008.

		Fees			Non-Equity
		Earned or			Incentive
		Paid in		Option	Plan	All Other
	Fiscal	Cash	Stock Awards	Awards	Compensation	Compensation	Total
Name (1)	Year	($)	($)	($)	($)	($)	$
Brian L. Stafford	2008	$75,000	—	$58,254	—	—	$147,607
Henry H. Shelton	2008	75,000	—	72,607	—	—	107,270
Dennis W. DeConcini	2008	75,000	—	72,607	—	—	107,270
Keith Engel	2008	75,000	—	72,607	—	—	107,270
Larry Moeller	2008	75,000	—	72,607	—	—	107,270
Richard P. Torykian, Sr.	2008	75,000	—	72,607	—	—	107,270

(1)	Messrs. Jaumot and Peters joined the Board in January 2009 and did not receive any compensation in 2008.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
     The following table provides information concerning beneficial ownership of our common stock as of January 31, 2009 based on 13,762,557 shares of common stock outstanding by:
•	each holder of more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our directors and executive officers as a group.
     As used in this information statement, “beneficial ownership” means that a person has, or may have within 60 days, the sole or shared power to vote or direct the voting of a security and/or the sole or shared investment power with respect to a security (i.e., the power to dispose or direct the disposition of a security). The persons or entities named have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them.
     Unless otherwise indicated, the principal address of each of the persons below is c/o Protective Products of America, Inc., 1649 Northwest 136th Avenue, Sunrise, Florida 33323.

		Percentage of
	Number of Shares	Outstanding
Name	Beneficially Owned(1)	Shares
Nicusa Investment Advisors (2)	2,459,300	17.9%
Fiera Capital Inc. (3)	1,914,625	13.9%
Fairholme Capital Management (4)	1,279,600	9.2%
Edco Financial Holdings, Ltd. (5)	947,691	6.9%
Brian L. Stafford	173,774	1.2%
Stephen Giordanella	1,419,649	10.0%
General Henry H. Shelton, U.S. Army (ret.)	86,164	*
Hon. Dennis DeConcini	43,333	*
Keith Engel	40,533	*
Frank E. Jaumot	0	0.0%
Larry Moeller	1,106,212	7.8%
Charles E. Peters, Jr.	0	0.0%
Richard P. Torykian, Sr.	38,333	*
Deon Vaughan	8,333	*
Jason Williams	13,333	*
All directors and officers as a group (13 persons)	2,994,833	20.3%

*	Represents less than 1%.

(1)	Includes shares that may be acquired upon the exercise or conversion of outstanding options, warrants and convertible debentures that will become exercisable or convertible upon the registration statement of which this information statement is a part becoming effective under the Exchange Act as follows: Mr. Stafford, 143,774 shares; Mr. Giordanella, 419,649 shares; Gen. Shelton, 86,164 shares; Hon. DeConcini, 38,333 shares; Mr. Engel, 13,333; Mr. Moeller, 385,540 shares; Mr. Torykian, 38,333 shares; Ms. Vaughan, 8,333 shares; Mr. Williams, 8,333 shares; and all directors and executive officers as a group (13 persons), 1,143,641 shares.

(2)	Information is as of October 31, 2008 and is based upon an Alternative Monthly Report filed pursuant to Canadian securities laws by Nicusa Capital Partners (“Nicusa”) on November 10, 2008. Nicusa is an investment advisor that furnishes investment advice to and manages onshore investment funds and separate managed accounts (such investment funds and accounts, the “Funds”). In its role as investment advisor, or manager, Nicusa possesses voting and/or investment power over the shares. All of the shares are owned by the Funds. Nicusa disclaims beneficial ownership of the shares. Nicusa’s address is 17 State St., Box 130, New York, NY 10004.

(3)	Information is as of May 31, 2008 and is based upon an Alternative Monthly Report filed pursuant to Canadian securities laws by Fiera Capital Inc. (“Fiera”) on June 6, 2008. The shares are beneficially owned by various accounts managed by Fiera. Fiera’s address is 1501 McGill College Avenue, Suite 800, Montreal QC Canada H3A 3M8.

(4)	Information is as of April 30, 2008 and is based upon an Alternative Monthly Report filed pursuant to Canadian securities laws by Fairholme Capital Management, L.L.C. (“Fairholme”) on May 8, 2008. Fairholme’s address is 4400 Biscayne Boulevard, 9th Floor, Miami, FL 33137.

(5)	Information is as of January 16, 2009 and is based upon data obtained from the System for Electronic Disclosure by Insiders, an online database maintained by the Canadian Securities Administrators.

DESCRIPTION OF OUR INDEBTEDNESS
     The following description of our indebtedness is not complete and is qualified in its entirety by reference to the definitive agreements, instruments and other documents governing such indebtedness, copies of which are filed as exhibits to the registration statement of which this information statement is a part.
General
     As of September 30, 2008, we had, net of loan discounts of $0.4 million, approximately $21.3 million of consolidated indebtedness outstanding, consisting of approximately $10.6 million aggregate principal amount outstanding under our operating line of credit with CIBC, which bears interest at prime rate plus a spread of 400 basis points (equal to 8.75% as of September 30, 2008), $4.7 million aggregate principal amount of our subordinated, non-convertible debentures due 2009, which bear interest at 12.0% per annum and reflect a loan discount of $0.4 million, and $6.0 million aggregate principal amount of our subordinated, convertible debentures due 2011, which bear interest at 10.0% per annum.
Credit Agreement with CIBC
     On September 21, 2004, we entered into a credit agreement, which we refer to as the Credit Agreement, with Canadian Imperial Bank of Commerce, or CIBC. As of September 30, 2008, the Credit Agreement provided us with an operating line of credit with a borrowing capacity equal to the lesser of CAD$13.0 million ($12.3 million as of September 30, 2008) or an amount, which we refer to as the Borrowing Base, equal to the sum of:
(i)	75% of our eligible accounts receivable, plus

(ii)	the lesser of (a) 50% of our eligible raw material and finished goods inventory and (b) 40% of CIBC’s total commitment for the operating line of credit.
     The outstanding balance on the operating line of credit was $10.6 million and $12.4 million at September 30, 2008 and December 31, 2007, respectively, and the unutilized amount available under the operating line of credit was $0.8 million as of September 30, 2008. As of September 30, 2008, the operating line of credit bears interest at prime rate plus a spread of 400 basis points, or 8.75%.
     The following is a summary of amendments to the Credit Agreement that we entered into since the Credit Agreement was signed.
     Effective May 25, 2006, we entered into a First Amending Agreement, or First Amendment, to the Credit Agreement. The First Amendment provided us a term loan of $25.0 million, which we used to acquire PPIC. The First Amendment also extended the maturity date of the operating line of credit and modified the financial covenants contained in the Credit Agreement.
     Effective March 8, 2007, we entered into a Second Amending Agreement, or Second Amendment, to the Credit Agreement. The Second Amendment established the Borrowing Base, increased the maximum borrowing capacity on the operating line of credit to CAD$30.0 million and further modified the financial covenants contained in the Credit Agreement.
     Effective September 12, 2007, we entered into a Third Amending Agreement, or Third Amendment, to the Credit Agreement. In connection with the Third Amendment, we obtained a waiver of certain financial covenant breaches. The Third Amendment further modified the financial covenants contained in the Credit Agreement and accelerated the maturity of the operating line of credit and outstanding term loan to December 31, 2007 from May 25, 2009.
     Effective November 14, 2007, we entered into a Fourth Amending Agreement, or Fourth Amendment, to the Credit Agreement. The Fourth Amendment, among other things, required us to make a prepayment of a portion of the outstanding term loan equal to the greater of CAD$7.0 million or the net proceeds from the sale of our Calgary facility and reduced the maximum borrowing capacity under the operating line of credit from CAD$30.0 million to

CAD$15.0 million. The Fourth Amendment also granted us a waiver with respect to certain financial covenant breaches and deferred the quarterly principal payment under the term loan of $2.0 million that was due on November 1, 2007 to December 31, 2007.
     Effective January 4, 2008, we entered into a Fifth Amending Agreement, or Fifth Amendment, to the Credit Agreement. The Fifth Amendment required us to prepay $5.0 million of the outstanding principal amount of the term loan on or prior to March 7, 2008 and undertake, and consummate, an offering of subordinated debt or equity securities that would provide us with net proceeds of at least $10.0 million on or prior to March 7, 2008. The Fifth Amendment also extended the maturity date of the operating line of credit and term loan from December 31, 2007 to March 31, 2008. On March 6, 2008, we repaid $5.0 million of the outstanding principal amount of the term loan and closed a Canadian public offering of 3,530,000 shares of our common stock that provided us with net proceeds of approximately $14.1 million.
     Effective April 11, 2008, we entered into a Sixth Amending Agreement, or Sixth Amendment, to the Credit Agreement. The Sixth Amendment required us to prepay $2.0 million of the outstanding principal amount of the term loan on May 1, 2008. The Sixth Amendment also extended the date of maturity of the operating line of credit and term loan from March 31, 2008 to June 30, 2008 and granted us a waiver with respect to certain financial covenant breaches. On June 30, 2008, we repaid the remaining $0.9 million outstanding principal amount of the term loan.
     Effective June 30, 2008, we entered into a Seventh Amending Agreement, or Seventh Amendment, to the Credit Agreement. The Seventh Amendment extended the maturity date of the operating line of credit from June 30, 2008 to July 31, 2008 and granted us a waiver with respect to certain financial covenant breaches.
     Effective July 31, 2008, we entered into an Eighth Amending Agreement, or Eighth Amendment, to the Credit Agreement. The Eighth Amendment, among other things, extended the maturity date of the operating line of credit from July 31, 2008 to August 29, 2008.
     Effective August 29, 2008, we entered into a letter agreement that amended the Credit Agreement by, among other things, extending the maturity date of the operating line of credit from August 29, 2008 to October 17, 2008 and reducing the maximum borrowing capacity under the operating line of credit from CAD$15.0 million to CAD$13.0 million.
     Effective as of January 30, 2009, we entered into the Forbearance Agreement and Amended and Restated Credit Agreement with CIBC. Under the Forbearance Agreement, CIBC has agreed not to exercise any remedies with respect to existing defaults by us under the Amended and Restated Credit Agreement until the earliest of (i) June 30, 2009, (ii) any other default by us under the Amended and Restated Credit Agreement or (iii) any breach by us of the Forbearance Agreement. In connection with entering into the Forbearance Agreement, we agreed to pay CIBC an aggregate fee of $200,000, $150,000 of which was previously paid and $50,000 of which must be paid by March 31, 2009. Pursuant to the Amended and Restated Credit Agreement, the interest rate on our line of credit was increased to the prime rate plus 650 basis points (equal to 9.75% as of January 30, 2009) and the maximum borrowing capacity under our line of credit was reduced to CAD$9.0 million. The outstanding balance under our line of credit is now due June 30, 2009. During the forbearance period, we must comply with several new covenants, including achieving targeted internal cash projections and maintaining a minimum level of stockholders’ equity. In the event we receive an expected federal income tax refund, we will be required to repay CAD$1.2 million of indebtedness and the maximum borrowing capacity under the line of credit will be reduced to CAD$7.8 million.
     We believe that we will have available cash resources to make the required payments against our line of credit. We further believe that we will be able to secure new financing before June 30, 2009. However, there can be no assurances we will be able to secure new financing or, if we are unsuccessful in securing new financing, that CIBC would extend the forbearance period or allow us to continue borrowing under our line of credit after June 30, 2009. If we are unable to negotiate new financing to replace the Amended and Restated Credit Agreement, our company could be materially and adversely affected and we may not be able to continue as a going concern.
Subordinated, Non-Convertible Debentures
     On August 29, 2007, we issued $3.4 million aggregate principal amount of subordinated, non-convertible debentures, or Non-Convertible Debentures, to certain of our directors. Additionally, on September 28, 2007, we issued $1.7 million Non-Convertible Debentures to a significant stockholder. See “Management—Related Party Transactions.” The Non-Convertible Debentures carry an interest rate of 12.0% per annum, payable monthly, for a two-year term and no penalty for prepayment.
     Each of the holders of the Non-Convertible Debentures received a pre-emptive right to participate in any future issuance for cash by us of common stock or any securities exercisable, exchangeable or convertible into common stock, other than securities issued pursuant to our stock option plan, to ensure that such holder’s equity ownership interest (determined on a fully-diluted basis) is not reduced after any such issuance. In addition, for each $10.00 of principal amount of Non-Convertible Debenture, the holder was granted one common stock purchase warrant with an exercise price of CAD$7.50. See “Description of Our Capital Stock—Warrants,” for a description of the warrants.

     We utilized a Black-Scholes option pricing model to determine the fair value of the warrants issued in connection with the Non-Convertible Debentures. As a result, we recorded a reduction to long term debt, in the form of a loan discount, and an increase to stockholders’ equity equal to the fair value of the warrants, or $0.8 million. The discount is being amortized as interest expense using the effective interest rate method over the terms of the Non-Convertible Debentures.
     Subordinated, Convertible Debentures
     On February 4, 2008, we issued $6.0 million aggregate principal amount of subordinated, convertible debentures, or Convertible Debentures, of which $2.4 million was issued to certain of our officers and directors, in a private placement transaction. See “Management—Related Party Transactions.” The Convertible Debentures carry an interest rate of 10.0% per annum, payable monthly, for a three-year term with a conversion price of the Canadian dollar equivalent of $6.57, or 913,242 shares of our common stock. We have the option to force conversion if, after the first year of the term of the Convertible Debentures, our common stock trades at or above the Canadian dollar equivalent of $9.10 for 30 or more consecutive trading days.

DESCRIPTION OF OUR CAPITAL STOCK
     The following description of our capital stock is not complete and is qualified in its entirety by reference to our certificate of incorporation and bylaws, copies of which are filed as exhibits to the registration statement of which this information statement is a part. You should read the full text of our certificate of incorporation and bylaws, as well as the applicable provisions of Delaware law.
General
     Our authorized capital stock consists of 40,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share. As of December 31, 2008, there were 13,762,557 shares of our common stock outstanding, outstanding warrants to acquire 510,000 shares of our common stock, outstanding debentures that are convertible into 913,242 shares of our common stock and outstanding stock options to acquire 1,363,490 shares of our common stock. For a description of the terms of our outstanding convertible debentures, see “Description of Our Indebtedness.”
Common Stock
     We have a single class of common stock. The holders of our common stock are entitled to one vote per share of common stock held on all matters voted on by our stockholders, including the election of directors, and except as otherwise required by law or provided in any resolution adopted by our Board of Directors with respect to any series of preferred stock, the holders of our common stock will possess all voting power. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared by our Board out of funds legally available for that purpose. See “Dividend Policy.” In the event of our liquidation, dissolution or winding up, subject to preferences that may be applicable to any outstanding preferred stock, the holders of our common stock would be entitled to share ratably in all assets available for distribution to stockholders after payment in full of amounts required to be paid to creditors.
     The holders of our common stock have no preemptive rights. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any outstanding preferred stock.
     All outstanding shares of our common stock are validly issued, fully paid and non-assessable.
     Our common stock is listed and posted for trading on The Toronto Stock Exchange under the symbol “PPA.”
     Valiant Trust Company serves as the transfer agent and registrar for our common stock.
Warrants
     In October 2007, we issued warrants to acquire an aggregate of 510,000 shares of our common stock. The warrants have an exercise price of CAD$7.50 per share and are exercisable within the two-year period following their issuance. Holders of the warrants have no rights as holders of our common stock prior to exercising the warrants and acquiring shares of our common stock. Messrs. Giordanella and Moeller each hold 170,000 of these warrants. See “Management—Subordinated Indebtedness to Related Parties”.
Lock-up Agreements
     All of the holders of our outstanding debentures, warrants and stock options have entered into agreements with us pursuant to which they have agreed not to exercise any of their convertible debentures, stock options or warrants until the registration statement of which this information statement is a part is declared effective under the Exchange Act. This lock-up applies to all currently vested options as well as options that may become vested during the lockup period.

Preferred Stock
     Our certificate of incorporation authorizes our Board of Directors, without the approval of our stockholders, to fix the designation, powers, preferences and rights of one or more series of preferred stock, which may be greater than those of our common stock.
     We believe that the ability of our Board of Directors to issue one or more series of preferred stock will provide us with flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs that might arise.
     The issuance of shares of our preferred stock, or the issuance of rights to purchase shares of preferred stock, could be used to discourage an unsolicited acquisition proposal. See “Certain Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws.” In addition, under some circumstances, the issuance of preferred stock could adversely affect the voting power of, impair the liquidation rights of or restrict distributions to holders of our common stock.
     No shares of preferred stock are currently outstanding and we have no present plans to issue any shares of our preferred stock.

CERTAIN PROVISIONS OF DELAWARE LAW AND
OUR CERTIFICATE OF INCORPORATION AND BYLAWS
     The following summary of certain provisions of our certificate of incorporation and bylaws is qualified in its entirety by reference to our complete certificate of incorporation and bylaws, copies of which are filed as exhibits to the registration statement of which this information statement is a part. You should read the full text of our certificate of incorporation and bylaws, as well as the applicable provisions of Delaware law.
General
     Our certificate of incorporation and bylaws contain certain provisions that could make the acquisition of our company by means of a tender offer, proxy contest or otherwise more difficult. These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions also are designed to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors.
Classified Board of Directors
     Our certificate of incorporation provides that our Board of Directors is divided into three classes as nearly equal in number as possible. Class I directors will initially serve for a one-year term ending on the date of our 2009 annual meeting, Class II directors will initially serve for a two-year term ending on the date of our 2010 annual meeting and Class III directors will initially serve for a three-year term ending on the date of our 2011 annual meeting. At each succeeding annual meeting of stockholders beginning in 2009, successors to the class of directors will serve for a three-year term, with each director to hold office until such director’s successor is duly elected and qualified.
     This structure of electing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us because the staggered terms, together with the removal and vacancy provisions of our certificate of incorporation discussed below, would make it more difficult for a potential acquirer to gain control of our Board of Directors.
     We believe that a classified board will help to ensure the continuity and stability of our Board of Directors and our business strategies and policies as determined by our Board of Directors, because a majority of the directors at any given time will have prior experience on our board. The classified board provision should also help to ensure that our Board of Directors, if confronted with an unsolicited proposal from a third party that has acquired a block of our voting stock, will have sufficient time to review the proposal and appropriate alternatives and to seek the best available result for all stockholders.
Number of Directors; Filling Vacancies; Removal
     Our bylaws provide that our Board of Directors must consist of at least three directors, and our Board of Directors will fix the exact number of directors to comprise our Board of Directors. Currently, there are nine members of our Board of Directors. A director may be removed from office only for cause by the affirmative vote of holders of a majority of shares of common stock entitled to vote at an election of directors. A director may not be removed without cause. Additionally, only our Board of Directors is authorized to fill any vacancies resulting in our Board of Directors. As discussed above, these provisions, in combination with the classified Board of Directors, have the effect of making it difficult for a potential acquirer to gain control of our Board of Directors.
Special Meetings of Stockholders
     Our bylaws provide that special meetings of stockholders may be called only by our Board of Directors, the Chairman of our Board of Directors, our Chief Executive Officer or, in the absence of a Chief Executive Officer, our President, but not by any stockholder in its capacity as a stockholder. This provision may have the effect of delaying consideration of a stockholder proposal until the next annual meeting unless a special meeting is called by a director or officer.

Advance Notice of Stockholder Nominations and Stockholder Proposals
     Our bylaws have advance notice procedures for stockholders to make nominations of candidates for election as directors or to bring other business before a meeting of the stockholders. The business to be conducted at an annual meeting will be limited to (i) business specified in the notice of meeting (or supplement to the notice) given by or at the direction of our Board of Directors or (ii) business properly brought before the annual meeting by or at the direction of our Board of Directors or by a stockholder of record who has given timely written notice to our secretary of that stockholder’s intention to bring such business before such meeting.
     Our bylaws govern stockholder nominations of candidates for election as directors except with respect to the rights of holders of our preferred stock. Under our bylaws, nominations of persons for election to our Board of Directors may be made at an annual meeting by a stockholder of record on the date of giving notice to our secretary and as of the record date for the determination of stockholders entitled to vote at the meeting if the stockholder submits a timely notice of nomination. A notice of a stockholder nomination will be timely only if it is delivered to us at our principal executive offices not less than 90 days or more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders. However, if the annual meeting is called for a date that is not within 30 days prior to or after that anniversary date (or if there has not been an annual meeting in the previous year), notice by the stockholder must be received not later than the close of business on the 10th day following the earlier of the day on which such notice of the date of the annual meeting was mailed or the day of public disclosure of the date of the annual meeting was made. The notice of a stockholder nomination must contain specified information, including, without limitation:
•	the name and address of the stockholder of record making the nomination;

•	the class or series and number of shares of capital stock owned beneficially or of record by the stockholder;
•	a description of all arrangements or understandings between the stockholder and each candidate to serve as a director and any other person pursuant to which such nomination is made by the stockholder;

•	a representation that the stockholder intends to appear in person or by proxy at the annual meeting to nominate the persons named in its notice;

•	the name, age, business and residence addresses and principal occupation or employment of the stockholder’s candidate;

•	the class or series and number of shares of capital stock owned beneficially or of record by the stockholder’s candidate;

•	the consent of each candidate to serve as a director if so elected; and

•	such other information that would be required to be included in a proxy statement or other filings pursuant to the proxy rules of the SEC.
     Our bylaws govern the notification process of all other stockholder proposals to be brought before an annual meeting. Under our bylaws, notice of a stockholder proposal will be timely only if it is delivered to us at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary of the date of the immediately preceding annual meeting of stockholders. However, if the annual meeting is called for a date that is not within 30 days prior to or after that anniversary date (or if there has not been an annual meeting in the previous year), notice by the stockholder must be received not later than the close of business on the 10th day following the earlier of the day on which such notice of the date of the annual meeting was mailed or the day of public disclosure of the date of the annual meeting was made.
     The notice of a stockholder proposal must contain specified information, including, without limitation:

•	a brief description of the business to be brought before the annual meeting and the reasons for conducting such business at the annual meeting;

•	the name and address of the stockholder of record making the proposal;

•	the class or series and number of shares of capital stock owned beneficially or of record by the stockholder;

•	a description of any material interest of the stockholder in the business;

•	a representation that the stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the annual meeting; and

•	such other information that would be required to be included in a proxy statement or other filings pursuant to the proxy rules of the SEC.
     The advance notice provisions may preclude a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed. Additionally, the advance notice provisions may deter a third party from conducting a solicitation to elect its own slate of directors or approve its own proposal, without regard to whether consideration of those nominees or proposals might be harmful or beneficial to us and our stockholders.
Preferred Stock
     Our certificate of incorporation authorizes our Board of Directors, without the approval of our stockholders, to provide for the issuance of all or any shares of our preferred stock in one or more classes or series and to fix the designation, powers, preferences, rights, qualifications, limitations or restrictions of such series of preferred stock, which may be greater than those of our common stock. The issuance of shares of our preferred stock, or the issuance of rights to purchase shares of preferred stock, could be used to discourage an unsolicited acquisition proposal. In addition, under some circumstances, the issuance of preferred stock could adversely affect the voting power of, impair the liquidation rights of or restrict distributions to holders of our common stock.
Amendment of our Certificate of Incorporation and Bylaws
     Our certificate of incorporation requires the affirmative vote of the holders of not less than 75% of our capital stock entitled to vote in the election of directors to amend, repeal or adopt any provision inconsistent with the provisions of our certificate of incorporation relating to our Board of Directors or the amendment, alteration, change or repeal of any of its provisions. Other than with respect to these provisions, the affirmative vote of the holders of a majority of our capital stock is required to amend, repeal or adopt any provision of our certificate of incorporation. Our bylaws provide that our Board of Directors or stockholders may amend our bylaws.
Limitation of Liability of Directors and Indemnification of Directors and Officers
     Our certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:
•	any breach of their duty of loyalty to our company or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, or DGCL; and

•	any transaction from which the director derived an improper personal benefit.
     Our certificate of incorporation and bylaws provide that, to the fullest extent authorized or permitted by the DGCL, as now in effect or as amended, we will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person, or a person of whom he or she is the legal representative, is or was our director or officer, or by reason of the fact that our director or officer is or was serving, at our request, as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by us. Any amendment to this provision will not reduce our indemnification obligations relating to actions taken before an amendment.
     We have obtained policies that insure our directors and officers and those of our subsidiaries against certain liabilities they may incur in their capacity as directors and officers. Under these policies, the insurer, on our behalf, may also pay amounts for which we have granted indemnification to our directors or officers.

WHERE YOU CAN FIND MORE INFORMATION
     We have filed with the SEC a registration statement on Form 10, of which this information statement is a part, under the Exchange Act with respect to the shares of our common stock that were issued in connection with our domestication. This information statement does not contain all of the information set forth in the registration statement. For further information with respect to our business and our common stock, please refer to the registration statement. While we have provided summaries of the material terms of certain agreements and other documents in this information statement, these summaries do not describe all of the details of the agreements and other documents. In each instance where a copy of an agreement or other document has been filed as an exhibit to the registration statement, please refer to the registration statement. Each statement in this information statement regarding an agreement or other document is qualified in all respects by such exhibit. You may read and copy all or any portion of the registration statement at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. The SEC maintains a website, http://www.sec.gov, that contains reports, proxy and information statements and other information regarding registrants, such as us, that file electronically with the SEC. We will become subject to the information and periodic reporting requirements of the Exchange Act upon the earlier of May 1, 2009 or the registration statement of which this information statement is a part becoming effective under the Exchange Act. Once we become subject to such reporting requirements, we will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference rooms and the SEC’s website.
     You also can find additional information about us on our website at www.protectiveproductsofamerica.com. The information contained in our website does not constitute a part of this information statement.
     You should rely only on the information contained in this information statement and other documents referred to in this information statement. We have not authorized anyone to provide you with information that is different. This information statement is being furnished by us solely to provide information to our stockholders who received our common stock in the domestication. It is not, and it is not to be construed as, an inducement or encouragement to buy or sell any securities of PPA. We believe that the information presented herein is accurate as of the date hereof. Changes will occur after the date of this information statement, and we will not update the information except to the extent required in the normal course of our public disclosure practices and as required pursuant to the federal securities laws.

PROTECTIVE PRODUCTS OF AMERICA, INC.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of Protective Products of America, Inc.:
In our opinion, the accompanying consolidated balance sheets and the consolidated statements of operations, stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Protective Products of America, Inc., formerly Ceramic Protection Corporation, at December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a net working capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
/s/ PricewaterhouseCoopers LLP
Chartered Accountants
Calgary, Alberta, Canada
March 31, 2008, except for Note 5 which is as of February 9, 2009.

PROTECTIVE PRODUCTS OF AMERICA, INC.
CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
(thousands of United States dollars unless otherwise noted)	2007	2006

ASSETS
Current assets
Cash	$2,814	$3,480
Accounts receivable, net of allowance for doubtful accounts of $144 and $81, respectively	7,530	1,727
Inventory, net	9,152	1,286
Income taxes receivable	5,208	1,537
Prepaid expenses and other current assets	989	286
Note receivable, current portion	37	37
Deferred income taxes	932	937
Current assets of discontinued operations	8,488	12,150

Total current assets	35,150	21,440
Property, plant and equipment, net	2,017	1,616
Goodwill	25,766	25,766
Intangible assets, net	11,041	11,797
Note receivable	71	106
Other assets	250	48
Long term assets of discontinued operations	32,661	34,486

Total assets	$106,956	$95,259

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$15,498	$1,254
Deferred revenue and customer deposits	2,535	151
Line of credit	12,425	—
Current portion of long term debt	7,968	8,000
Liabilities of discontinued operations	3,480	4,678

Total current liabilities	41,906	14,083
Deferred income taxes	3,585	3,333
Long term debt	4,428	13,000

Total liabilities	49,919	30,416

Commitments and contingencies (Note 12)

STOCKHOLDERS’ EQUITY
Common stock, no par value, unlimited shares authorized, 10,232,557 and 10,172,059 issued and outstanding, respectively	42,094	41,571
Additional paid in capital	3,056	1,138
Accumulated other comprehensive income	1,292	1,438
Retained earnings	11,232	21,333
Advances and receivables from stockholder	(637)	(637)

Total stockholders’ equity	57,037	64,843

Total liabilities and stockholders’ equity	$106,956	$95,259

The accompanying notes are an integral part of these consolidated financial statements.

PROTECTIVE PRODUCTS OF AMERICA, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,

(thousands of United States dollars, except per share amounts)	2007	2006

Sales	$73,746	$10,940
Cost of sales	53,816	6,838

Gross margin	19,930	4,102
Operating expenses
Selling, general and administrative	19,920	6,461
Research and development	143	95

Total operating expenses	20,063	6,556

Operating loss	(133)	(2,454)
Interest expense	2,280	1,243
Other income	(223)	—

Total other expense	2,057	1,243

Loss from continuing operations before income taxes	(2,190)	(3,697)

Income tax benefit	(741)	(1,390)

Net loss from continuing operations	(1,449)	(2,307)
Earnings (loss) from discontinued operations	(8,652)	10,319

Net earnings (loss)	$(10,101)	$8,012

Basic earnings (loss) per share:

Continuing operations	$(0.14)	$(0.23)
Discontinued operations	$(0.85)	$1.04

Net earnings (loss)	$(0.99)	$0.81

Diluted earnings (loss) per share:

Continuing operations	$(0.14)	$(0.23)
Discontinued operations	$(0.85)	$1.03

Net earnings (loss)	$(0.99)	$0.80

Weighted average common shares outstanding:

Basic	10,216,519	9,949,613
Diluted	10,216,519	10,046,305

The accompanying notes are an integral part of these consolidated financial statements.

PROTECTIVE PRODUCTS OF AMERICA, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(in thousands of United States dollars, except per share data)

	Common Stock
				Accumulated
			Additional	Other		Advances and
	Number of		Paid in	Comprehensive	Retained	Receivables from
	shares	Amount	Capital	Income (Loss)	Earnings	Stockholder	Total
BALANCE — DECEMBER 31, 2005	9,576,126	$31,342	$600	$4,427	$13,321	$—	$49,690

Comprehensive earnings (loss):

Net earnings					8,012		8,012
Foreign currency denominated financial liability designated as a hedge				584			584
Foreign currency translation				(3,573)			(3,573)

Total comprehensive earnings (loss)							5,023

Issuance of shares to employees for options exercised	103,335	193	(81)				112
Issuance of shares upon acquisition of a subsidiary	492,598	10,036					10,036
Stock based compensation expense			619				619

Amount due from stockholder						(637)	(637)

BALANCE — DECEMBER 31, 2006	10,172,059	41,571	1,138	1,438	21,333	(637)	64,843

Comprehensive earnings (loss):

Net earnings					(10,101)		(10,101)

Foreign currency denominated financial liability designated as a hedge				2,108			2,108
Foreign currency translation				(2,254)			(2,254)

Total comprehensive earnings (loss)							(10,247)

Issuance of shares to employees for options exercised	60,498	523	(227)				296
Fair market value of warrants issued in conjunction with subordinated debentures			816				816
Stock based compensation expense			1,329				1,329

BALANCE — DECEMBER 31, 2007	10,232,557	$42,094	$3,056	$1,292	$11,232	$(637)	$57,037

The accompanying notes are an integral part of these consolidated financial statements.

PROTECTIVE PRODUCTS OF AMERICA, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

(thousands of U.S. dollars)	2007	2006

Cash provided by (used in) the following activities
Operating activities
Net income (loss)	$(10,101)	$8,012
Net (income) loss from discontinued operations	8,652	(10,319)
Add (Deduct) items not affecting cash:
Depreciation and amortization	1,398	1,522
Provision for doubtful accounts	63	81
Stock-based compensation	1,077	502
Non-cash interest on long-term debt	98	—
Reserve for obsolete inventory	848	—
Deferred income taxes	372	(1,188)
Net change in non-cash working capital balances
Accounts receivable	(5,866)	1,150
Inventory	(8,715)	(133)
Prepaid expenses and other current assets	(703)	58
Income taxes receivable	(3,671)	(2,372)
Other assets	(202)	57
Accounts payable and accrued liabilities	14,244	(1,602)
Deferred revenue and customer deposits	2,384	(76)

Cash provided by (used in) operating activities from continuing operations	(122)	(4,308)

Cash provided by (used in) operating activities from discontinued operations	(9,452)	16,178

Total cash provided by (used in) operating activities	(9,574)	11,870

Investing activities
Purchase of property, plant and equipment	(1,063)	(961)
Advances and receivables from stockholder	—	(637)
Notes receivable	35	15
Acquisition of business and manufacturing assets	—	(26,383)

Cash used in investing activities from continuing operations	(1,028)	(27,966)

Cash provided by (used in) investing activities from discontinued operations	5,995	(4,387)

Total cash provided by (used in) investing activities	4,967	(32,353)

Financing activities
Net change in operating line of credit	12,425	—
Proceeds from issuance of long term debt	5,100	25,000
Repayments of long term debt	(13,101)	(4,075)
Net proceeds from issuance of share capital	296	112

Cash provided by financing activities	4,720	21,037

Foreign exchange gain (loss) on cash and cash equivalents held in foreign currency	(779)	78

Net (decrease) increase in cash and cash equivalents during the period	(666)	632
Cash and cash equivalents, beginning of period	3,480	2,848

Cash and cash equivalents, end of period	$2,814	$3,480

Supplemental information
Interest paid	$2,641	$1,243
Income taxes paid	$160	$8,483

The accompanying notes are an integral part of these consolidated financial statements.

PROTECTIVE PRODUCTS OF AMERICA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Nature of Business
     Protective Products of America, Inc. (formerly Ceramic Protection Corporation) and its wholly owned subsidiaries (“PPA” or the “Company”) design, manufacture and market advanced products that provide ballistic protection for personnel and vehicles in the military and law enforcement markets. PPA’s product portfolio includes a full line of soft armor police and military protective products, including vests, special purpose armor plates, shields and helmets. One of the Company’s key products is the Modular Tactical Vest, or MTV.
     The Company’s primary customers include agencies of the U.S. Government, international militaries, prime government contractors who integrate its products into their armor systems, distributors and law enforcement agencies. The Company’s headquarters and primary manufacturing and research and development facilities are located in Sunrise, Florida, and the Company has an additional manufacturing facility in Granite Falls, North Carolina.
     During 2006 and 2007 PPA was a Canadian company, incorporated in the province of Alberta. In July 2008 pursuant to a Plan of Arrangement, the Company completed the process of continuing from the jurisdiction of the Business Corporation Act of Alberta, Canada, to domesticate and operate under the General Corporation Law of the State of Delaware, U.S.
Principles of Consolidation
     The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America and include the accounts of PPA. All intercompany balances and transactions have been eliminated in consolidation.
Use of Estimates and Measurement Uncertainty
     The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during each reporting period. Management relies upon the use of estimates when valuing warrants and share based compensation expense; determining the collectibility of accounts receivable; determining the valuation of inventory; determining the estimated useful lives of property, plant and equipment and intangible assets; and evaluating and assessing the recoverability of deferred tax assets. The assessment of whether the carrying value of goodwill, definite and indefinite life intangible assets and property, plant and equipment is impaired also involves significant estimates. The Company believes that the application of the accounting policies described in the following paragraphs is highly dependent on critical estimates and assumptions that are inherently uncertain and highly susceptible to change. Actual results could differ from those estimates and such difference could be material to the Company’s financial statements.
Foreign Currency Translation and Reporting Currency
     The functional currency of the Company is the Canadian dollar (“CAD$”), which is the local currency of the Canadian parent. The Company measures the financial statements of its subsidiaries, all of whom are incorporated in the United States, using the United States dollar (the “U.S. dollar”) as the functional currency. The assets and liabilities of these subsidiaries are translated from the U.S. dollar to the Canadian dollar at the exchange rate on the balance sheet date. Revenues, costs and expenses are translated at the rates of exchange prevailing during the year. Translation adjustments resulting from this process are included in stockholders’ equity.

PROTECTIVE PRODUCTS OF AMERICA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
     Effective April 1, 2006, the Company changed the functional currency of one of its U.S. subsidiaries from the Canadian dollar to the U.S. dollar. In accordance with Financial Accounting Standards Board (“FASB”) Statement No. 52, Foreign Currency Translation (“SFAS 52”), this change was reported prospectively.
     Transactions denominated in a currency other than the Company’s functional currencies are recorded at the exchange rate in effect on the dates of the transactions. Monetary assets and liabilities denominated in a currency other than the Company’s functional currencies are remeasured at the exchange rate in effect as of the reporting period and the related gains or losses are included in the results of operations for the period.
     Following its domestication, the Company adopted the U.S. dollar as its reporting currency. As a result of the change in reporting currency, the financial statements of the Company for the years ended December 31, 2007 and 2006, which were previously presented in Canadian dollars, have been translated from Canadian dollars to U.S. dollars in accordance with SFAS 52. Revenues and expenses were translated using weighted-average exchange rates over the relevant periods, assets and liabilities were translated at the exchange rate as of the balance sheet dates, and stockholders’ equity balances were translated at the exchange rates in effect on the date of each transaction. Translation adjustments resulting from this process have been included in stockholders’ equity.
     Except as otherwise noted in the financial statements and these notes, all financial information presented in the financial statements and these notes is in U.S. dollars.
Cash
     Cash, which is maintained in financial institutions, represents deposits that may be redeemed upon demand. The Company maintains cash with various financial institutions.
Collectibility of Accounts Receivable
     The Company bases its allowance for doubtful accounts on management’s estimates of the creditworthiness of its customers, analysis of delinquent accounts, the payment histories of the accounts and management’s judgment with respect to current economic conditions. The Company maintains an allowance for doubtful accounts based on historic collectibility and specific identification of potential problem accounts.
Inventory
     Raw materials inventories are valued at the lower of cost on a first in, first out basis or replacement value. Work in process and finished goods inventories are valued at the lower of cost (on a moving average basis) or net realizable value. An allowance for potential non-saleable inventory due to excess stock or obsolescence is based upon a review of inventory quantities, past history and expected future usage.
Property, Plant and Equipment
     The components of property, plant and equipment are recorded at cost, net of accumulated depreciation. Major additions, improvements and renewals that substantially increase the useful lives of the assets are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. Depreciation is provided for using the straight-line method over the following estimated useful lives:

Leasehold Improvements	Lesser of 10 years or term of lease
Machinery and Equipment	5 years
Office, Furniture and Fixtures	3 to 5 years
Vehicles	4 years

PROTECTIVE PRODUCTS OF AMERICA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
     Gains and losses arising from retirement or disposal of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the statements of operations on the date of retirement and disposal.
Goodwill and Indefinite Life Intangible Assets
     Goodwill represents the excess of the purchase price of an acquired entity over the fair value of net assets acquired and liabilities assumed. Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets, provides that goodwill and other intangible assets with indefinite lives shall not be amortized but shall be tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable and exceeds its estimated fair value. In such circumstances, we would recognize an impairment loss for the difference between estimated fair value and carrying value.
Other Long Lived and Intangible Assets
     The Company reviews the recoverability of long-lived and intangible assets with definite lives whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. The assessment of possible impairment is based upon the Company’s ability to recover the carrying value of the asset or asset group from the expected pre-tax cash flows, discounted and without interest charges, of the related operations. If these cash flows are less than the carrying value of such asset or asset group, an impairment loss is recognized for the difference between estimated fair value and carrying value. The measurement of impairment requires management to estimate future cash flows and the fair value of long-lived assets.
Revenue Recognition
     The Company derives substantially all of its revenues by fulfilling orders under contracts awarded by branches of the U.S. military, the Department of Homeland Security, domestic law enforcement agencies and international militaries. Under these contracts, the Company provides concealable soft body armor products for law enforcement personnel and ballistic system armor for military personnel.
     The Company recognizes revenue when it is realized or realizable and has been earned. Revenue is recognized when persuasive evidence of an arrangement exists, the product has been delivered and legal title and all risks of ownership have been transferred, the written contract and sales terms are complete, customer acceptance has occurred and payment is reasonably assured.
     Deferred revenue represents the billing of a sale, in accordance with the terms of the sales agreement, for which all of the criteria required for revenue recognition have not been met. In such instances, the Company records a current liability which is referred to as “deferred revenue” until the shipped product has been received at the destination and legal title has passed to the buyer. Once this occurs, the Company debits the deferred revenue liability account and records revenue. No return allowance is made as product returns are insignificant based on historical experience.
     The Company estimates warranty reserves based in part upon historical warranty costs, which have been immaterial thus far. In the event the Company incurs more significant warranty-related matters which might require a broad-based correction, separate reserves would be established when such events are identified and the cost of correction can be reasonably estimated.
     When the Company receives a significant sales order from a customer, a portion of the value of the order in the form of a customer deposit may be collected. Customer deposits and pre-payments are recorded as current liabilities. Customer deposits may or may not be refundable, in whole or in part, based upon the terms of the sales contract. When the Company bills customers for product shipped to them, their deposits are credited back to them on a pro-rata basis based on the size of their shipment compared to the size of their full sales commitment.
     Cost of sales consists of parts, direct labor and overhead expense incurred for the fulfillment of orders. Additionally, the Company allocates certain indirect overhead expenses such as employee benefits, computer

PROTECTIVE PRODUCTS OF AMERICA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
supplies, depreciation for computer equipment and production equipment based on personnel and equipment assigned to the job. As a result, indirect overhead expenses are included in both cost of sales and selling, general and administrative expense in its statement of operations. Costs of sales are charged to expense when revenue is recognized.
Research and Development
     The Company includes all expenditures related to research and development expenses as a separate line item in its statement of operations.
Stock-Based Compensation
     The Company has a stock option plan enabling certain officers, directors, employees and service providers to purchase shares of common stock at exercise prices equal to the market price, as defined by the plan, on the date the option is granted. Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Share-Based Payment” (“SFAS 123R”) using the modified prospective transition method. SFAS 123R, among other things, revised SFAS 123 and superseded Accounting Principles Board Opinion No. 25. Under the modified prospective transition method, compensation expense is recognized in the financial statements on a go-forward basis for (a) all share-based payments granted prior to but not vested as of January 1, 2006, based upon the grant-date fair value estimated in accordance with the original provisions of SFAS 123, and (b) share-based payments granted on or subsequent to January 1, 2006, based upon the grant-date fair value estimated in accordance with the provisions of SFAS 123R. Adoption of 123R in 2006 compared to the Company’s previous method of calculating stock based compensation had it been applied in 2006 had no material impact on income from continuing operations, income before income taxes, net income, cash flow from operations, cash flow for financing activities, and basic and diluted earnings per share.
Income Taxes
     The Company accounts for income taxes according to Statement of Financial Accounting Standard No. 109 “Accounting for Income Taxes”, which requires an asset and liability approach to financial accounting for income taxes. Deferred income tax assets and liabilities are computed annually for the difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.
     The Company establishes a valuation allowance against future income tax assets if, based on available information, it is more likely than not that some or all of the future income tax assets will not be realized. If these estimates and assumptions change in the future, the Company could be required to reduce or increase the value of the future income tax asset or liability resulting in income tax expense or recovery. The Company evaluates the valuation allowance quarterly and adjusts the amount if necessary.
     Effective January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). The adoption of FIN 48 had no impact on the Company’s financial statements. Pursuant to FIN 48, the Company periodically assesses its tax filing exposures related to periods that are open to examination.
Earnings (Loss) per Share
     Basic earnings (loss) per share is computed by dividing the net earnings or loss available to common stockholders by the weighted average number of common shares outstanding. Diluted earnings (loss) per share is computed by dividing the net earnings or loss available to common stockholders by the weighted average number of common shares outstanding plus the effect of any dilutive stock options and share purchase warrants using the treasury stock method except in cases where the effect would be anti-dilutive.
Hedging Activities

PROTECTIVE PRODUCTS OF AMERICA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
     Prior to its domestication in 2008, PPA was a Canadian Company with the Canadian dollar as its functional currency. The Company has subsidiaries in the United States and is exposed to risks that arise from foreign currency exchange rate fluctuations. Such foreign currency rate exposures arise from transactions denominated in foreign currencies and from translation of results of operations. The Company does not engage in hedging of foreign currencies through the purchase of option contracts or forward exchange contracts. It is the Company’s policy not to enter into speculative hedging arrangements.
     The Company has designated its U.S. dollar denominated term loan indebtedness to hedge the risk associated with the net investment in Protective Products International (“PPIC”). The changes in the value of the hedge offset the changes in the value of the PPIC net investment on a consolidated basis. At December 31, 2007 and 2006, the amount of the designated hedge was $8.0 million and $21.0 million, respectively. At December 31, 2007, the hedge matures within twelve months. During the years ended December 31, 2006 and 2007, translation gains related to the designated hedge of $0.6 million and $2.1 million, respectively, were recorded to stockholders’ equity.
Recent Accounting Standards Not Yet Implemented
Fair value measurements
     In February 2008, the FASB issued FASB Staff Position (FSP) Financial Accounting Standard (FAS) 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Its Related Interpretive Accounting Pronouncements That Address Leasing Transactions,” and FSP FAS 157-2, “Effective Date of FASB Statement No. 157.” FSP FAS 157-1 removes leasing from the scope of SFAS No. 157, “Fair Value Measurements.” FSP FAS 157-2 delays the effective date of SFAS No. 157 from 2008 to 2009 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). See SFAS No. 157 discussion below.
     In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 provides guidance for using fair value to measure assets and liabilities. SFAS 157 addresses the requests from investors for expanded disclosure about the extent to which company’s measure assets and liabilities at fair value, the information used to measure fair value and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and will be adopted by the Company in the first quarter of fiscal year 2008. The Company has performed an evaluation and determined that its adoption of SFAS 157 will not have a material impact on its consolidated results of operations and financial condition.
Business Combinations
     In December 2007, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 141 (revised 2007), “Business Combinations” (hereinafter “SFAS No. 141 (revised 2007)”). This statement establishes principles and requirements for how an acquirer a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree, b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The scope of SFAS No. 141 (revised 2007) is broader than the scope of SFAS No. 141, which it replaces. The effective date of SFAS No. 141 (revised 2007) is for all acquisitions in which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of this statement has no immediate material effect on the Company’s consolidated financial condition or results of operations.
     In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities including an amendment of FASB Statement No. 115” (SFAS No. 159). This statement establishes principles and disclosure requirements for entities that choose to measure financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This Statement does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value and does not establish requirements for recognizing and measuring dividend income, interest income, or interest expense. The effective date of the Statement is for the first fiscal year that begins after November 15, 2007. The Company has performed an evaluation and determined that adoption of SFAS No. 159 will not have a material impact on its consolidated results of operations and financial condition.

PROTECTIVE PRODUCTS OF AMERICA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
NOTE 2 — GOING CONCERN
     The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business as they come due.
     For the year ended December 31, 2007, the Company incurred a loss of $1.4 million from continuing operations, and a loss of $8.7 million from discontinued operations. Additionally, the Company had negative cash flow from operating activities of $0.1 million from continuing operations and a negative $9.5 million from discontinued operations. At December 31, 2007, the Company had a working capital deficiency of $11.8 million for continuing operations. Also as of December 31, 2007, the Company was not in compliance with two covenants under its Credit Agreement (see “Note 9 — Debt”). Subsequent to year end, on January 4, 2008, the Company entered into an amendment of its Credit Facility which, among other things, waived the covenant violations and extended the maturity date of the Credit Facility to March 31, 2008 (see “Note 17 — Subsequent Events”). The Company is currently negotiating a new credit agreement; however, no agreement has been reached as of the date of preparation of these financial statements. As such, there is substantial doubt as to the Company’s ability to continue as a going concern.
     Subsequent to year end, a number of steps were taken to improve the Company’s financial condition including: an offering of common shares that yielded net proceeds of $14.1 million, and a private placement of debentures generating net proceeds of $6.0 million. $2.4 million of the debentures were placed with directors of the Company (see “Note 17 — Subsequent Events”). The proceeds from these financings were used to resolve the working capital deficiency and to repay a portion of the bank debt. Management plans to continue with negotiations to replace the existing facilities with new potential lenders. Additionally, management plans to continue negotiations with its existing lender for a short term extension or for a permanent modification to its existing facilities. Management is of the opinion that satisfactory financing arrangements will be made. However, there can be no assurances alternative financing will be arranged.
     The Company’s ability to continue as a going concern is dependent upon its ability to complete alternative financing arrangements and, ultimately, its ability to return to profitable operations. These financial statements do

PROTECTIVE PRODUCTS OF AMERICA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
not include potentially material adjustments to recorded assets and liabilities that might be necessary if the going concern assumption is inappropriate.
NOTE 3 — MAJOR CUSTOMERS
     During the year ended December 31, 2007, the Company derived 93% of its revenue directly from the military, and 2% of its revenue from other government agencies. During the year ended December 31, 2006, the Company generated 49% of its revenues from contractors to the military, 20% of its revenues from other government agencies and did not generate any of its revenue directly from the military. If the military reduces its demand for the Company’s products, the Company’s financial results will be adversely affected.
NOTE 4 — BUSINESS ACQUISITONS
     On May 25, 2006, the Company acquired all of the shares of Protective Products International Corporation, or “PPIC”, a manufacturer of soft armor products for law enforcement and military customers worldwide. The purchase price for the acquisition was $36.6 million, and was funded through a new term loan under a Credit Agreement of $25.0 million and $10.0 million paid in the form of common stock, equivalent to 492,598 shares. The Company entered into this transaction to broaden its product offering and enable it to be more competitive in the marketplace. Substantially all of the goodwill of $25.8 million recognized in the accounting for the acquisition will not be deductible for income tax purposes.
     The estimated fair values of the assets acquired and liabilities assumed at the date of acquisition are summarized in the following table:

Purchase Price:
Cash	$26,079
Issuance of Common Shares	10,036
Transaction Costs	450

Total Purchase Price	36,565

Allocation:
Cash	240
Accounts Receivable	2,958
Inventory	1,153
Prepaid Expenses and Other Current Assets	343

Total Current Assets	4,694
Property, Plant and Equipment	807
Goodwill	25,766
Intangible Assets (1)	13,110
Note Receivable	159
Other Assets	41

Assets	44,577

Accounts Payable and Accrued Liabilities	(2,856)
Customer Deposits	(227)

Total Current Liabilities	(3,083)
Deferred Income Taxes	(4,854)
Long-term Debt	(75)

Liabilities	(8,012)

Net assets acquired	$36,565

PROTECTIVE PRODUCTS OF AMERICA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(1)	Intangible assets acquired in the acquisition include production backlog of $0.9 million, customer relationships of $2.7 million, a non-compete agreement of $0.4 million and the PPIC trade name of $9.1 million. Each of the intangible assets, excluding goodwill and trade names, are amortized using the straight-line method over their estimated useful lives as follows:

Backlog	7 months
Customer relationships	4 years
Non-compete	5 years
The following table summarizes the unaudited, consolidated pro forma results of operations of the Company, as if the acquisition of PPIC had occurred at the beginning of the year ended December 31, 2006:

Proforma
(thousands of dollars, except per share amounts)	Consolidated

Sales	$19,480
Operating income (loss)	(1,468)

Net earnings (loss) from continuing operations	$(2,144)
Net earnings (loss)	$8,175

Basic earnings (loss) per share:

Continuing operations	$(0.22)
Discontinued operations	$1.04
Net earnings (loss)	$0.82

Diluted earnings (loss) per share:

Continuing operations	$(0.22)
Discontinued operations	$1.03
Net earnings (loss)	$0.81

     These pro forma results of operations for the fiscal year ended December 31, 2006 include the effects of the: (i) additional amortization expense that will be recognized from the identifiable intangible assets recorded in accounting for the acquisition and (ii) additional interest expense that resulted from the Company’s increased indebtedness resulting from the acquisition. This pro forma information is not necessarily indicative of the results that actually would have been obtained if the transaction had occurred as of the beginning of the period presented and is not intended to be a projection of future results.
NOTE 5 — DISCONTINUED OPERATIONS
     During the second quarter of 2007, the Company closed its ceramic armor manufacturing facility in Calgary, Canada and consolidated the majority of its ceramic armor manufacturing in Newark, Delaware. During the third quarter of 2008, the Company evaluated its facility in Newark, Delaware and a plan was approved to close the facility and cease manufacturing ceramic armor products. In accordance with SFAS 144, the Company has retroactively segregated the results of operations, assets, liabilities and cash flows of the ceramic armor manufacturing component of its business as discontinued operations.

PROTECTIVE PRODUCTS OF AMERICA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
     The following table sets forth the components of these assets and liabilities as of December 31, 2007 and 2006:

(thousands of dollars)	2007	2006

ASSETS
Current assets
Accounts receivable	$574	$4,456
Inventory	7,581	7,452
Prepaid expenses and other current assets	333	242

Total current assets	8,488	12,150
Long term assets
Property, plant and equipment	8,967	12,049
Goodwill	20,490	20,490
Intangible assets	1,650	1,898
Other assets	1,554	49

Total long term assets	32,661	34,486

Total assets	$41,149	$46,636

LIABILITIES
Accounts payable and accrued liabilities	$3,480	$4,678

Total liabilities	$3,480	$4,678

     The following table reflects the statement of operations for discontinued operations as of December 31, 2007 and 2006:

(thousands of dollars)	2007	2006

Sales	$6,441	$56,846
Cost of sales	12,713	31,398

Gross margin	(6,272)	25,448
Operating expenses
Selling, general and administrative	7,017	7,112
Research and development	1,169	184
Gain on disposal of fixed assets	(4,003)	—
Loss on foreign exchange	346	35
Impairment of property, plant and equipment	165	1,704

Total operating expenses	4,694	9,035

Operating income (loss)	(10,966)	16,413
Interest expense (1)	360	—
Other income	(17)	(121)

Total other expense (income)	344	(121)

Earnings (Loss) from discontinued operations before income taxes	(11,310)	16,534

Income tax expense (benefit)	(2,658)	6,215

Earnings (loss) from discontinued operations	(8,652)	10,319

(1)	The allocation of interest expense to discontinued operations was calculated under the guidelines of Emerging Issues Task Force Issue No. 87-24, “Allocation of Interest to Discontinued Operations” (“EITF 87-24”). Applying this methodology resulted in interest expense of $0.4 million and $0 being allocated to discontinued operations for 2007 and 2006, respectively.
NOTE 6 — INVENTORY
     The Company’s inventory balance at December 31, 2007 and 2006 was comprised of the following:

PROTECTIVE PRODUCTS OF AMERICA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(thousands of dollars)	2007	2006

Raw Materials	$4,114	$1,082
Work in Progress	1,684	—
Finished Goods	3,354	204

Total	$9,152	$1,286

     The Company recorded allowances of $0.8 million and $0.0 against its inventories related to obsolete and slow moving raw materials and finished goods in 2007 and 2006, respectively.
NOTE 7 — PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment at December 31, 2007 and 2006 consisted of the following:

(thousands of dollars)	2007	2006

Leasehold improvements	$1,289	$998
Machinery and equipment	1,141	645
Vehicles	44	19
Office furniture and fixtures	382	131

Gross property, plant, and equipment	2,856	1,793
Less: Accumulated depreciation and amortization	(839)	(177)

Net property, plant, and equipment	$2,017	$1,616

     For the years ended December 31, 2007 and 2006, the Company recorded $0.7 million and $0.2 million in depreciation expense, respectively.
NOTE 8 — GOODWILL AND INTANGIBLE ASSETS
     For both years ended December 31, 2007 and 2006, the Company had total consolidated goodwill of $25.8 million, which resulted from the acquisition of PPIC in May 2006.
     The components of the Company’s intangible assets are as follows:

		2007			2006
			Net	Gross		Net
	Gross Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
(thousands of dollars)	Amount	Amortization	Value	Amount	Amortization	Value

Intangible assets subject to amortization:
Customer order backlog	$860	$(860)	$—	$860	$(860)	$—
Customer relationships	2,670	(1,068)	1,602	2,670	(401)	2,270
Non-compete agreement	440	(141)	299	440	(53)	387

Subtotal	3,970	(2,069)	1,901	3,970	(1,313)	2,657

Intangible assets not subject to amortization:
Trade name	9,140	—	9,140	9,140	—	9,140

Total	$13,110	$(2,069)	$11,041	$13,110	$(1,313)	$11,797

PROTECTIVE PRODUCTS OF AMERICA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
     The Company amortized the “Customer order backlog” over a seven-month period, and is amortizing the “Customer Relationships” and “Non-Compete” over a four year and a five year useful life, respectively.
     Amortization expense for intangible assets for the years ended December 31, 2007 and 2006 was $0.8 million and $1.3 million, respectively. The following table provides information regarding the estimated remaining amortization expense for intangible assets subject to amortization for each of the following years ending December 31 (in thousands):

Year	Amortization

2008	$755
2009	755
2010	355
2011	36
2012	—
NOTE 9 — DEBT
     The Company’s debt as of December 31, 2007 and 2006 is presented in the following table:

(thousands of dollars)	2007	2006

Line of Credit	$12,425	$—

Long Term Debt
Term Loan	7,968	21,000
Subordinated Non-Convertible Debentures	5,100	—
Discount on Subordinated Non-Convertible Debentures	(672)	—

Total Long Term Debt	12,396	21,000
Less: Current Portion	(7,968)	(8,000)

Long Term Debt	$4,428	$13,000

     Maturities of long term debt are as follows:

Years ending December 31,

2008	$7,968
2009	5,100	(a)
2010	—
2011	—
2012	—
Thereafter	—

(a)	Does not include discount on Subordinated Non-Convertible Debentures
Line of Credit and Term Loan
     The Company has a line of credit with CIBC providing borrowing capacity of the lesser of CAD$15.0 million (or $15.1 million USD as of December 31, 2007) or the aggregate balance of 75% of its eligible accounts receivable and 50% of its eligible raw material and finished goods inventory or 40% of its total commitment (the “Borrowing Base”), as defined in the Credit Agreement. The outstanding balance on the line of credit was $12.4 million and zero at December 31, 2007 and 2006, respectively. As of December 31, 2007, the unused and available borrowing capacity under the line of credit was a negative $0.5 million.
     The line of credit bears interest at prime rate plus a spread of up to 150 basis points, based upon certain leverage ratios as defined in the Credit Agreement. As of December 31, 2007, the interest rate on the Company’s line of credit was 7.50%.

PROTECTIVE PRODUCTS OF AMERICA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
     The term loan is repayable in quarterly installments of $2.0 million, commencing August 1, 2006, and bears interest at the United States prime rate plus a spread of up to 200 basis points, based upon certain leverage ratios as defined in the Credit Agreement. As of December 31, 2007, the interest rate on the Company’s term loan was 9.25%. As of December 31, 2007 and December 31, 2006, the balances outstanding on the term loan were $8.0 million and $21.0 million, respectively. The Company has designated the Term Loan as a hedge against its net investment in Protective Products International Corp, a foreign operation (see “Note 1 — Summary of Significant Accounting Policies”).
     The line of credit and Term Loan are collateralized by the assignment of insurance and a general security agreement which includes substantially all the assets of the Company.
     Effective May 25, 2006, the Company entered into a First Amendment to its Credit Agreement (the “Credit Agreement”) dated September 21, 2004. The First Amendment provided a Term Loan of $25.0 million to the Company to facilitate its acquisition of Protective Products International Corp. In addition, the amendment extended the maturity of the line of credit and modified the Company’s financial covenants. The outstanding balance on the Term Loan was $8.0 million and $21.0 million as of December 31, 2007 and 2006, respectively.
     Effective March 8, 2007, the Company entered into a Second Amendment to its Credit Agreement, as amended on May 25, 2006, which established the Borrowing Base, increased the line of credit to $30.0 million from $5.0 million and modified the Company’s financial covenants.
     Effective September 12, 2007, the Company entered into a Third Amendment to its Credit Agreement, as amended on May 25, 2006 and March 8, 2007. The Third Amendment modified the Company’s financial covenants and accelerated the maturity of the line of credit and Term Loan to December 31, 2007 from May 25, 2009. As a result, the Company has presented the related long term debt as current in its consolidated balance sheets dated December 31, 2007.
     Effective November 14, 2007, the Company entered into a Fourth Amendment to its Credit Agreement with the Bank dated September 21, 2004, as amended on May 25, 2006, March 8, 2007 and September 12, 2007. The Fourth Amendment modified the terms of the Credit Agreement by, among other things, requiring a prepayment of the greater of $7.0 million or the net proceeds from the sale of the Calgary facility, promptly upon completion of the transaction; requiring additional interim financial reporting from the Company; and reducing the maximum amount available to the Company under the line of credit from $30.0 million to $15.0 million. In addition, the Fourth Amendment provided a waiver to the Company for certain covenant breaches, its Debt to Trailing EBITDA and Current Ratios, as of September 30, 2007 and deferred the $2.0 million scheduled Term Loan principal payment, due November 1, 2007, to its maturity date.
     Effective January 4, 2008, the Company entered into a Fifth Amendment to its Credit Agreement with the Bank dated September 21, 2004, as amended on May 25, 2006, March 8, 2007, September 12, 2007 and November 14, 2007 (see “Note 17 — Subsequent Events”). Per the terms of the Fifth Amendment, the date of maturity was extended from December 31, 2007 to March 31, 2008. The Company is currently renegotiating a new credit agreement; however, no agreement has been reached as of the date of filing these financial statements (see “Note 2 — Going Concern”).
     As of December 31, 2007, the Company was not in compliance with two covenants under its Credit Agreement, the Debt to Trailing EBITDA and Current Ratios. The Company received a waiver for these covenant breaches in connection with the Fifth Amendment.
Subordinated Non-Convertible Debentures
     On August 29, 2007, the Company completed a private placement of two $1.7 million non-convertible subordinated debentures with two of its directors, Messrs. Giordenalla and Moeller (see “Note 15 — Related Party Transactions”). The debentures mature two years from their date of placement and bear interest, payable monthly, at 12% per annum. The proceeds were used to fund all amounts outstanding in the Company’s legal settlement with ArmorWorks Enterprises, LLC (see “Note 12 — Commitments and Contingencies”).

PROTECTIVE PRODUCTS OF AMERICA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
     On September 28, 2007, the Company completed a private placement of one $1.7 million non-convertible subordinated debenture with a significant stockholder. The debenture matures two years from its date of placement and bears interest, payable monthly, at 12% per annum. The proceeds were used to fund general working capital needs.
     Each of the three non-convertible subordinated debentures placed by the Company granted the holder 170,000 common stock purchase warrants (see “Note 10 — Equity”) with an exercise price of CAD$7.50 per warrant and a two year term from the date of placement. The Company recorded a reduction of $0.8 million to its long term debt, in the form of a loan discount, and an increase to stockholders’ equity based on the relative fair value of the warrants and debentures on the date of issuance. The discount is being amortized as interest expense using the effective interest rate method over the terms of the non-convertible subordinated debentures.
NOTE 10 — EQUITY
Stock-Based Compensation
     On April 26, 2007, the stockholders of the Company approved an amendment to the Company’s stock option plan. Under the amendment, the Company is authorized to grant stock options, together with any authorized but unissued shares reserved under the previous plan, of up to 10% of the common shares issued and outstanding on a non-diluted basis to certain of its directors, officers, employees and service providers. As of December 31, 2007, 10% of the outstanding shares totaled 1,023,256 shares. The stock options vest equally over a three-year period from the date of grant and expire five years from the date of grant.
     Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS 123R using the modified prospective transition method. Under this transition method, compensation expense is recognized in the financial statements on a go-forward basis for (a) all share-based payments granted, but not vested, prior to January 1, 2006 based upon the grant date fair value and (b) share-based payments granted on or subsequent to January 1, 2006 based upon the grant date fair value estimated in accordance with the provisions of SFAS 123R. Under the modified prospective transition method, the financial statements for periods prior to 2006 have not been restated. Adoption of 123R in 2006, compared to the Company’s previous method of calculating stock based compensation had it been applied in 2006, had no material impact on income from continuing operations, income before income taxes, net income, cash flow from operations, cash flow for financing activities, and basic and diluted earnings per share.
     The grant-date fair value of stock option awards expected to vest is expensed and charged to compensation expense on a straight-line basis over the vesting period of the related awards.
     For the year ended December 31, 2007, the Company recorded stock based compensation expense of $1.3 million, of which $1.0 million was recorded in selling, general and administrative expenses and $0.3 million was charged to discontinued operations.
     For the year ended December 31, 2006, the Company recorded stock based compensation expense of $0.6 million, of which $0.5 million was recorded in selling, general and administrative expenses and $0.1 million was charged to discontinued operations.
     For the years ended December 31, 2007 and 2006, the Company granted 507,000 and 351,500 stock options, respectively, with a weighted average fair value of CAD$13.65 and CAD$17.10 per option, respectively, to certain officers, directors, employees and consultants of the Company. The granted stock options were valued using the Black-Scholes pricing model with the following assumptions:

PROTECTIVE PRODUCTS OF AMERICA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006

Expected life of options (1)	4 years	4 years
Expected dividend yield of options (2)	0%	0%
Expected stock price volatility (3)	50%	50%
Risk free interest rate (4)	4.10%	3.90%

(1)	The expected life of the options was calculated based on historical option exercises.

(2)	The expected dividend yield of options is 0% since the Company has not historically paid dividends, nor does it intend to do so.

(3)	Expected volatility is based on the daily historical volatility of the Company’s stock price, over a period equal to the expected life of the option.

(4)	The risk-free rate is based upon the rate on a zero coupon Canadian government bond, for periods within the contractual life of the option, in effect at the time of grant.
     A summary of the Company’s stock option plan and changes during the years ended on those dates is presented as follows:

		Weighted Average
		Exercise Price in
	Number of Shares	CAD$

Options outstanding, December 31, 2005	379,338	$11.05
Exercised	(103,335)	$1.23
Granted	351,500	$17.10
Forfeited	(108,334)	$17.75

Options outstanding, December 31, 2006	519,169	$15.70
Exercised	(60,498)	$5.26
Granted	507,000	$13.65
Forfeited	(105,336)	$16.69

Options outstanding, December 31, 2007	860,335	$15.12

     The amount and weighted average exercise price of the options exercisable as of December 31, 2007 was 178,323 and CAD$15.74, respectively. The amount and weighted average exercise price of the options exercisable as of December 31, 2006 was 172,670 and CAD$11.56, respectively.
     A summary of the options outstanding and exercisable as of December 31, 2007 is presented as follows:

	Options Outstanding				Options Exercisable
		Weighted				Weighted
		Average	Weighted			Average	Weighted
	Number	Remaining	Average	Aggregate	Number	Remaining	Average	Aggregate
Range of	Outstanding	Contractual	Exercise	Intrinsic	Exercisable	Contractual	Exercise	Intrinsic
Exercise Price	(in	Life (in	Price Per	Value (in	(in	Life (in	Price Per	Value (in
(CAD$)	thousands)	Years)	Share (CAD$)	thousands)	thousands)	Years)	Share (CAD$)	thousands)

$1.56	35	0.7	$1.56	$152	35	0.7	$1.56	$152
$10.69 - $14.95	346	4.2	$12.63	—	27	4.2	$13.91	—
$15.11 - $18.39	357	4.1	$16.32	—	50	4.1	$17.64	—
$22.50 - $22.59	122	2.5	$22.54	—	66	2.5	$22.52	—

	860	3.8	$15.12	$152	178	3.8	$15.74	$152

PROTECTIVE PRODUCTS OF AMERICA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
     The aggregate intrinsic value in the preceding table represents the total pre-tax intrinsic value based on the closing price of the Company’s common stock of CAD$5.90 on December 31, 2007, which would have been received by the option holders had all option holders exercised their options as of that date
     The following table sets forth non-vested stock options activity and related information during the year ended December 31, 2007:

	Number of	Weighted Average
(in thousands)	options	Grant Date Fair Value

Non-vested at beginning of year	346,499	$17.76
Granted	507,000	$13.65
Vested and forfeited	(171,487)	$16.74
Non-vested at end of year	682,012	$14.96
     As of December 31, 2007, there was $2.8 million of unrecognized compensation cost related to stock options outstanding. That cost is expected to be recognized over a weighted average period of 1.9 years.
     The following table sets forth cash proceeds and tax benefits related to total stock options exercised during the years ended December 31, 2007 and 2006:

(in thousands)	2007	2006
Cash proceeds from stock options exercised	$296	$112
Tax benefits realized for stock options exercised	—	—
Earnings per Share
     The number of shares used in earnings per share calculations is reconciled as follows:

	2007	2006

Weighted average shares outstanding	10,216,519	9,949,613
Diluted effect of stock options	—	96,692

Weighted average diluted shares outstanding	10,216,519	10,046,305
Basic and fully diluted loss per common share from continuing operations	($0.14)	($0.23)

     As a result of the net loss from continuing operations for the years ended December 31, 2007 and 2006, all potentially dilutive securities, consisting of stock options and warrants, were considered anti-dilutive.
Warrants
     In conjunction with the private placement of non-convertible subordinated debentures (see “Note 9 — Debt”) on August 29 and September 28, 2007, the Company granted warrants to purchase up to a total of 510,000 shares of the Company’s common stock to the holders of the debentures. The warrants were valued at $0.8 million using the Black-Scholes option pricing model and assuming a volatility of 50.0%, an expected life of two years, a risk-free interest rate of 4.1% and no dividends. The fair value of the warrants is recorded as paid in capital in Stockholders’ Equity. The warrants expire on September 15, 2009.
Advances and Receivables from Stockholder
     Advances and receivables from stockholder of $0.6 million is comprised of $0.2 million related to working capital adjustments on the PPIC acquisition, as well as a $0.4 million receivable due from the former sole stockholder of PPIC, Mr. Giordanella, the Company’s current Chief Executive Officer.

PROTECTIVE PRODUCTS OF AMERICA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
NOTE 11 — INCOME TAXES
     The following tables sets forth the components of income tax expense, (benefit), and reconciliation of income tax expense (benefit) at the federal statutory rate to recorded income tax (benefit) for the years ended December 31, 2007 and 2006.

(in thousands)	2007	2006

Current:
Federal	$391	$(1,049)
State	76	(205)

Total	467	(1,254)

Deferred:
Federal	(1,013)	(114)
State	(195)	(22)

Total	(1,208)	(136)

Total	$(741)	$(1,390)

Federal taxes at U.S. statutory rate	35.0%	35.0%
State income taxes, net of federal benefit	4.2%	3.3%
Other	(5.3)%	(0.7)%
Total	33.8%	37.6%
     The following tables set forth the components of deferred income taxes as of December 31, 2007 and 2006:

PROTECTIVE PRODUCTS OF AMERICA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006

Deferred Tax Assets:

Share based issuance costs	$117	$153
Stock based Compensation	475	225
Long term debt	239	—
Accrued Liabilities	815	784
Other	22	—
Non-Capital Gain Loss Carryforwards	3,226	2,694

Total Gross Deferred Tax Assets	4,894	3,856
Valuation Allowance	(1,447)	—

Total Deferred Tax Assets	3,447	3,856

Deferred Tax Liabilities:
Property, plant and equipment	(1,309)	(1,080)
Intangible assets	(4,791)	(5,172)

Total Deferred Tax Liabilities	(6,100)	(6,252)

Net Deferred Tax Liabilities	$(2,653)	$(2,396)

Current Assets	$932	$937
Current Liabilities	—	—

Net Current Assets	932	937

Non-current Assets	3,962	2,919
Non-current Liabilities	(6,100)	(6,252)
Valuation Allowance	(1,447)	—

Net Non-Current Liabilities	(3,585)	(3,333)

Net Deferred Tax Liabilities	$(2,653)	$(2,396)

     As of December 31, 2007, the Company had U.S. tax credit carrybacks totaling $10.4 million, which could be fully applied against previous taxes paid.
NOTE 12 — COMMITMENTS AND CONTINGENCIES
     As of December 31, 2007, the Company has a letter of guarantee outstanding in the amount of $0.1 million for performance related to a current contract with a customer.
     As of December 31, 2007, the Company is committed to future minimum payments under non-cancelable operating leases for its administrative and production facilities as follows:

Non-Cancelable
Year	Real Estate Leases

2008	$1,543,154
2009	1,227,073
2010	1,317,810
2011	985,482
2012	948,044
Thereafter	5,801,186

PROTECTIVE PRODUCTS OF AMERICA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
     In May 2007, the Company received correspondence from the Civil Division of the United States Department of Justice related to alleged violations committed by Protective Products International Corp under the False Claims Act through the sale of bulletproof vests containing Zylon, a ballistic fiber, to various United States government agencies and directly to the United States federal government. The Company has settled with the Civil Division of the United States Department of Justice. Under the terms of the settlement agreement, the United States Department of Justice has agreed to discontinue all actions and claims related to such possible violations in exchange for a payment by the Company of $1.0 million.
     On August 2, 2007, the Company resolved all claims and actions in litigation between the Company, its subsidiary, Ceramic Protection Corporation of America, and ArmorWorks Enterprises, LLC. All outstanding claims were resolved. On August 31, 2007, the Company paid ArmorWorks Enterprises, LLC $3.4 million in accordance with the terms of the settlement.
     The Company is currently being investigated by the United States Department of Defense with respect to the production of its ballistic ceramic tiles. The investigation is ongoing and the Company has not received any correspondence regarding its outcome.
     On March 25, 2008, ArmorWorks Enterprises, LLC filed a Statement of Claim in the Ontario Superior Court of Justice in Toronto against Ceramic Protection Corporation, its subsidiaries and directors. The Statement of Claim seeks damages in the amount of $64.3 million and relates to allegations by ArmorWorks Enterprises, LLC including that the defendants failed to perform on certain terms of the settlement agreement entered into on August 2, 2007.
NOTE 13 — FINANCIAL INSTRUMENTS
     The Company classifies all of its financial instruments into one of the following categories: (1) loans and all receivables; (2) assets held-to-maturity; (3) assets available-for-sale; (4) other financial liabilities, which include accounts payable and accrued liabilities, customer deposits and deferred revenue, line of credit and long-term debt; and (5) held-for-trading. All financial liabilities are initially recognized at fair value and subsequently measured based upon their classification.
     Financial instruments that are classified as held-for-trading or available-for-sale are re-measured each reporting period at fair value with the resulting gain or loss immediately recognized in net income and other comprehensive income, respectively. As of December 31, 2007 and 2006, the fair value of these instruments approximated the carrying amount due to the short-term maturities of these instruments. As of December 31, 2007 and 2006, the fair value of the line of credit and notes payable approximated their carrying value as the interest rates approximated market rates.
Fair Value of Financial Assets and Liabilities
     The fair value of the Company’s cash, accounts receivable, notes receivable, accounts payable and accrued liabilities, customer deposits and deferred revenues, and the line of credit approximate their carrying value as of December 31, 2007 and 2006 due to their short term nature or market interest rates. Long term debt is carried at amortized cost, which approximates fair value, using the effective interest method of amortization. The Company considers its risks in relation to financial instruments in the following categories:
Credit Risk
     Credit risk is the risk that a counterparty to a financial asset will default resulting in a financial loss to the Company. The Company has policies and procedures in place that govern the credit risk it will assume. The Company manages credit risk on an ongoing basis by evaluating customer credit ratings, measuring customer concentration levels by amount and percentage and insuring customer receivables when deemed necessary.
     The Company is subject to normal credit risk with respect to its accounts receivable. A substantial portion of the Company’s accounts receivable is with the United States government and its agencies. As of December 31, 2007, these customers, collectively, represented 82% of the Company’s accounts receivable.

PROTECTIVE PRODUCTS OF AMERICA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
     The Company reviews its receivables for possible indicators of impairment on a regular basis and maintains an allowance for potential credit losses which totaled less than $0.14 million as of December 31, 2007. Trade receivables are written off against the allowance when it becomes evident that the receivable will not be collected due to customer insolvency. Historically, the impact and incidence of receivable write-downs has been insignificant.
Liquidity Risk
     Liquidity risk is the risk that the Company will be unsuccessful in satisfying its financial obligations. The Company’s financial liabilities are comprised of accounts payable and accrued liabilities, customer deposits and deferred revenue, a line of credit and long term debt. The Company assesses its liquidity position and obligations under its financial liabilities through financial forecasts.
     The Company and its current lender have agreed to work together to more aggressively pursue and secure new financing to replace the current Credit Agreement. A new maturity date is being negotiated. The lender continues to allow the Company to have full access to the Line of Credit, however failure to renew this financing may have a material adverse impact on the Company’s liquidity and ability to obtain replacement financing.
Market Risk
     Market risk is the risk that the fair value or future cash flows of financial assets or liabilities will fluctuate due to movements in market prices. Market risk is comprised of the following:
Interest Rate Risk
     The Company partially mitigates its exposure to interest rate changes by maintaining a blend of both fixed and variable rate indebtedness. The Company is exposed to interest rate price risk with respect to its subordinated debentures which bear a stated rate of interest, and interest rate cash flow risk with respect to its term loan and line of credit which bear a rate of interest based upon current prime rates. As of December 31, 2007 the outstanding balance on the line of credit was $12.4 million. A one percent change in interest rates, assuming this balance remains outstanding for one year, would result in an additional $0.124 million in interest expense.
Currency Risk
     Historically, fluctuations in exchange rates between the U.S. and Canadian dollar have had a significant effect on the Company’s operating and financial results. For the year ended December 31, 2007, approximately 99% of the Company’s sales occurred within the United States and were denominated in U.S. dollars. The Company mitigates its exposure by maintaining a blend of both United States and Canadian dollar denominated debt.
NOTE 14 — GEOGRAPHIC INFORMATION
     The Company operates within one business segment, which is the manufacture and sale of armor. Geographic information related to sales inclusive within this business segment is presented in the following table:

(thousands of dollars)	United States	International	Total

Revenue
December 31, 2006	$10,683	$257	$10,940

December 31, 2007	73,404	342	73,746

PROTECTIVE PRODUCTS OF AMERICA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
     Geographic information related to property, plant and equipment, goodwill and intangible assets inclusive within this business segment is presented in the following table:

(thousands of dollars)	United States	International	Total

Property, Plant and Equipment
December 31, 2006	$1,616	$—	$1,616
December 31, 2007	2,017	—	2,017

Goodwill and Intangible Assets
December 31, 2006	$37,563	$—	$37,563
December 31, 2007	36,807	—	36,807
NOTE 15 — RELATED PARTY TRANSACTIONS
     PPIC leases one of its Sunrise, Florida facilities from Albricas, LLC, of which the sole member is a current officer of the Company. The initial lease term ends December 31, 2009, with options to renew for two additional five-year terms. The base monthly rent for the term of the lease is $24,062.
     As of December 31, 2007, PPIC has a note receivable from Albricas, LLC with a balance of $108,401, of which $37,349 is considered current. The note originated in 2004, prior to the Company’s acquisition of PPIC, and related to the construction of the facility being leased from Albricas, LLC. Monthly payments are $4,391, which includes principal and interest of 10.79%, with final payment occurring January 9, 2010.
     PPIC leases a South Florida property from Armor World, LLC, of which the sole member is a current officer of the Company. The initial lease term ends December 31, 2007. The base monthly rent for the term of the lease is $5,200.
     The Agreement and Plan of Merger related to the PPIC acquisition contains a provision for working capital adjustments. As of December 31, 2007, the Company’ reported balance in “Advances and receivables from stockholder” included $0.2 million related to such working capital adjustments and a $0.4 million receivable due from the former sole stockholder of PPIC, Mr. Giordanella, the Company’s current Chief Executive Officer.
     On August 29, 2007, the Company completed a private placement of two $1.7 million non-convertible subordinated debentures with two of its directors, Messrs. Giordenalla and Moeller. The debentures mature two years from their date of placement and bear interest, payable monthly, at 12% per annum. Since the date of their issuance, no principal payments have been made and the Company has paid $0.1 million in interest on each note.
NOTE 16 — VALUATION AND QUALIFYING ACCOUNTS
     The following table reflects the changes in the Company’s reserve for doubtful accounts, and inventory reserve for the periods ended December 31, 2007 and December 31, 2006.

PROTECTIVE PRODUCTS OF AMERICA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Balance at	Charged to
	Beginning of	Costs and		Balance at
Description	Period	Expenses	Deductions	End of Period

Year ended December 31, 2007
Reserves deducted from assets to which they apply:
Allowance for doubtful accounts -accounts receivable	$81,161	$62,863	$—	$144,024
Inventory reserve account	—	848,812	—	848,812
Tax valuation allowance	—	1,447,000	—	1,447,000

Year ended December 31, 2006
Reserves deducted from assets to which they apply:
Allowance for doubtful accounts -accounts receivable	—	81,161	—	81,161
Inventory reserve account	—	—	—	—
Tax valuation allowance	—	—	—	—
NOTE 17 — SUBSEQUENT EVENTS
     On January 2, 2008, the Company acquired certain assets and production facilities from ForceOne, LLC, located in Granite Falls, North Carolina, United States. The acquired assets and operations were merged into the Company’s newly formed North Carolina subsidiary, Protective Products of North Carolina, LLC. The purchase price for the acquisition was $2.0 million.
     Effective January 4, 2008, the Company entered into a Fifth Amendment to its Credit Agreement (the “Credit Agreement”) with CIBC dated September 21, 2004, as amended on May 25, 2006, March 8, 2007, September 12, 2007 and November 14, 2007. The Fifth Amendment modified the terms of the Credit Agreement by, among other things: (a) requiring a $5,000,000 prepayment of the aggregate principal amount of the Term Loan on or before March 7, 2008; (b) requiring the Company to file a prospectus in connection with the issuance of new equity or subordinated debt, for net proceeds to the Company equal to or greater than $10,000,000, on or before February 15, 2008; (c) requiring the Company to commence marketing efforts in respect of the issuance of new equity, as described in (b) above, if applicable, on or before February 20, 2008; (d) requiring the Company to complete the issuance of new equity or subordinated debt, as described in (b) above, on or before March 7, 2008; and (e) confirming the extension of the maturity date of the line of credit and Term Loan to March 31, 2008. As of the date of filing of these financial statements, the Company has not repaid all amounts outstanding under its Credit Agreement.
     On February 4, 2008, the Company completed a private placement of subordinated, convertible debentures for aggregate proceeds of $6.0 million, of which $2.4 million was placed with certain officers and directors of the Company. The subordinated, convertible debentures carry an interest rate of 10% per annum, payable monthly, for a three-year term with a conversion price of the Canadian dollar equivalent of US$6.57, or 913,242 shares of the Company’s common stock.
     On March 6, 2008, the Company completed a public offering of 3,530,000 shares of its common stock at a price to the public of CAD$4.25 per share. The Company received net proceeds of $14.1 million from the offering after deducting offering expenses and underwriting discounts of $1.1 million.
     On March 25, 2008, ArmorWorks Enterprises, LLC filed a Statement of Claim in the Ontario Superior Court of Justice in Toronto against Ceramic Protection Corporation, its subsidiaries and directors. The Statement of Claim seeks damages in the amount of $64.3 million and relates to allegations by ArmorWorks Enterprises, LLC including that the defendants failed to perform on certain terms of the settlement agreement entered into on August 2, 2007.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND SEPTEMBER 30, 2007
(UNAUDITED)

PROTECTIVE PRODUCTS OF AMERICA, INC.
CONDENSED CONSOLIDATED BALANCE SHEET
(UNAUDITED)

(thousands of U.S. dollars)	September 30, 2008

ASSETS
Current assets
Cash	$800
Accounts receivable, net of allowance for doubtful accounts of $34	8,797
Inventory, net	8,451
Income taxes receivable	5,568
Prepaid expenses and other current assets	1,292
Note receivable, current portion	37
Current assets of discontinued operations	1,842

Total current assets	26,787
Property, plant and equipment, net	2,276
Intangible assets, net	9,373
Note receivable	38
Other assets	211
Long term assets of discontinued operations	2,009

Total assets	40,694

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$7,757
Deferred revenue and customer deposits	909
Line of credit	10,616
Current portion of long term debt	4,674
Liabilities of discontinued operations	2,810

Total current liabilities	26,766
Deferred income taxes	3,437
Long term debt	6,000

Total liabilities	36,203

Commitments and contingencies (Note 11)

STOCKHOLDERS’ EQUITY
Preferred stock, $0.001 par value, 10,000,000 shares authorized, 0 issued and outstanding	—
Common stock, $0.001 par value, 40,000,000 shares authorized, 13,762,557 issued and outstanding	14
Additional paid in capital	60,264
Accumulated other comprehensive income	1,706
Accumulated deficit	(56,856)
Advances and receivables from stockholder	(637)

Total stockholders’ equity	4,491

Total liabilities and stockholders’ equity	$40,694

The accompanying notes are an integral part of these consolidated financial statements.

PROTECTIVE PRODUCTS OF AMERICA, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30,

(thousands of U.S. dollars, except per share amounts)	2008	2007

Sales	$65,250	$54,966
Cost of sales	47,018	37,913

Gross margin	18,232	17,053
Operating expenses
Selling, general and administrative	15,267	12,538
Research and development	1,188	62
Impairment of goodwill and intangible assets	28,288	—

Total operating expenses	44,743	12,600

Operating income (loss)	(26,511)	4,453
Interest expense	1,936	1,475
Other income	(94)	(78)

Total other expense	1,842	1,397

Net earnings (loss) from continuing operations before income taxes	(28,353)	3,056

Income taxes	210	989

Net earnings (loss) from continuing operations	(28,563)	2,067
Net loss from discontinued operations	(39,525)	(8,252)

Net loss	$(68,088)	$(6,185)

Basic earnings (loss) per share:

Continuing operations	$(2.21)	$0.20
Discontinued operations	$(3.06)	$(0.81)

Net loss per share	$(5.27)	$(0.61)

Diluted earnings (loss) per share:

Continuing operations	$(2.21)	$0.20
Discontinued operations	$(3.06)	$(0.81)

Net loss per share	$(5.27)	$(0.61)

Weighted average common shares outstanding:

Basic	12,925,148	10,221,263
Diluted	12,925,148	10,235,069

The accompanying notes are an integral part of these consolidated financial statements.

PROTECTIVE PRODUCTS OF AMERICA, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30,

(thousands of U.S. dollars)	2008	2007

Cash provided by (used in) the following activities
Operating activities
Net income (loss)	$(68,088)	$(6,185)
Net (income) loss from discontinued operations	39,525	8,252
Add (Deduct) items not affecting cash:
Depreciation and amortization	1,135	992
Provision for doubtful accounts	(110)	55
Stock-based compensation	859	659
Non-cash interest on long-term debt	285	—
Loss on disposal of fixed assets	333	—
Impairment of goodwill and intangible assets	28,288	—
Deferred income taxes	—	(679)
Net change in non-cash working capital balances
Accounts receivable	(1,157)	(8,441)
Inventory	931	(8,981)
Prepaid expenses and other current assets	(303)	(867)
Other assets	41	(122)
Accounts payable and accrued liabilities	(7,740)	10,177
Deferred revenue and customer deposits	(1,626)	3,233
Income taxes receivable	424	(3,552)

Cash provided by (used in) operating activities from continuing operations	(7,203)	(5,459)

Cash provided by (used in) operating activities from discontinued operations	(2,555)	(7,009)

Total cash provided by (used in) operating activities	(9,758)	(12,468)

Investing activities
Purchase of property, plant and equipment	(733)	(890)
Acquisition of business and manufacturing assets	(1,960)	—
Notes receivable	33	38

Cash used in investing activities from continuing operations	(2,660)	(852)

Cash provided by (used in) investing activities from discontinued operations	(142)	(915)

Total cash provided by (used in) investing activities	(2,802)	(1,767)

Financing activities
Net change in operating line of credit	(1,809)	14,229
Proceeds from issuance of long term debt	6,000	5,100
Repayments of long term debt	(7,968)	(6,000)
Net proceeds from issuance of share capital	14,067	279

Cash provided by financing activities	10,290	13,608

Foreign exchange gain (loss) on cash and cash equivalents held in foreign currency	256	(611)

Net (decrease) increase in cash and cash equivalents during the period	(2,014)	(1,238)
Cash and cash equivalents, beginning of period	2,814	3,480

Cash and cash equivalents, end of period	$800	$2,242

Supplemental information
Interest paid	$1,651	$1,475
Income taxes paid	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

PROTECTIVE PRODUCTS OF AMERICA, INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008
NOTE 1 — UNAUDITED INTERIM FINANCIAL INFORMATION
Basis of Presentation and Principles of Consolidation
     The accompanying condensed consolidated financial statements of Protective Products of America, Inc., formerly Ceramic Protection Corporation, and its wholly owned subsidiaries (“PPA” or the “Company”) have not been audited. The disclosures provided below are incremental to those included within the annual audited consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements and the notes therein for the year ended December 31, 2007 (included elsewhere in this information statement). In the opinion of management, these financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of interim periods. The results of operations for the interim periods presented are not necessarily indicative of the results to be expected for the full year.
     All financial results presented in this information statement reflect the Company’s continuing operations only, in U.S. dollars, unless stated otherwise. All intercompany balances and transactions have been eliminated in consolidation. Effective September 30, 2008, the Company classified the operations at its Newark, Delaware facility as discontinued operations (see “Note 3 — Discontinued Operations”).
Foreign Currency Translation and Reporting Currency
     Prior to July 31, 2008, the functional currency of the Company was the Canadian dollar, which was the local currency of the predecessor company, Ceramic Protection Corporation. The Company measured the financial statements of its subsidiaries, all of whom were in the United States, using the United States dollar (the “U.S. dollar”) as the functional currency. The assets and liabilities of these subsidiaries were translated from the U.S. dollar to the Canadian dollar at the exchange rate on the balance sheet date. Revenues, costs and expenses were translated at the rates of exchange prevailing during the year. Translation adjustments resulting from this process are included in stockholders’ equity.
     Transactions denominated in a currency other than the Company’s functional currencies were recorded at the exchange rate in effect on the dates of the transactions. Monetary assets and liabilities denominated in a currency other than the Company’s functional currencies were remeasured at the exchange rate in effect as of the reporting period, and the related gains or losses were included in the results of operations for the period.
     Following its domestication, the Company adopted the U.S. dollar as its reporting currency. In addition, as substantially all of the Company’s operations are based out of the U.S., the Company changed its functional currency to the U.S. dollar. As a result of the change in reporting currency, the financial statements of the Company for the nine months ended September 30, 2008 and 2007, which were previously presented in Canadian dollars, have been translated from Canadian dollars to U.S. dollars in accordance with FASB Statement No. 52, “Foreign Currency Translation.” Revenues and expenses were translated using weighted-average exchange rates over the relevant periods, assets and liabilities were translated at the exchange rate as of the balance sheet dates, and stockholders’ equity balances were translated at the exchange rates in effect on the date of each transaction. Translation adjustments resulting from this process have been included in stockholders’ equity.
Hedging Activities
     The Company designated its U.S. dollar denominated term loan indebtedness to hedge the risk associated with the net investment in Protective Products International Corp. (“PPIC”). The changes in the value of the hedge offset the changes in the value of the PPIC net investment on a consolidated basis. During the nine months ended September 30, 2008, translation losses related to the designated hedge of $0.1 million were recorded to stockholders’ equity. The hedge matured on June 30, 2008 when the final payment was made to pay off the term loan.
Recently Issued Accounting Pronouncements
     In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“FAS 157”). FAS 157 creates a common definition for fair value for recognition or disclosure purposes under generally accepted accounting principles. FAS 157 also establishes a framework for measuring fair value and enhances disclosures about fair value measures required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. FAS157 is effective for fiscal years beginning after November 15, 2007. As permitted by FASB Staff Position No. FAS 157-2, “Effective Date of FASB Statement No.

PROTECTIVE PRODUCTS OF AMERICA, INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008
157,” the Company elected to defer the adoption of FAS 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. Although the partial adoption of FAS 157 on January 1, 2008 had no impact on the Company’s financial condition and results of operations, the Company will continue to evaluate the impact of FAS 157 on its non-financial assets, including goodwill and intangible assets, upon final adoption in 2009.
     In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities including an amendment of FASB Statement No. 115” (SFAS No. 159). This statement establishes principles and disclosure requirements for entities that choose to measure financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This Statement does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value and does not establish requirements for recognizing and measuring dividend income, interest income, or interest expense. The effective date of the Statement is for the first fiscal year that beginning after November 15, 2007. The Company adopted SFAS No. 159 as of January 1, 2008 and has elected not to apply the fair value option to any of its financial instruments.
     In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations,” or SFAS 141(R), which replaces SFAS 141. SFAS 141(R) establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any controlling interest; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS141(R) applies prospectively to business combinations for which the acquisition date is on or after an entity’s fiscal year that begins after December 15, 2008. The Company will assess the impact of SFAS 141(R) if and when a future acquisition occurs.
     In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements — an amendment of ARB No. 51,” or SFAS 160. SFAS 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, SFAS 160 requires the recognition of a non-controlling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the non-controlling interest will be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the non-controlling equity investment on the deconsolidation date. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interest. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company is currently evaluating the impact, if any, of SFAS 160 on its consolidated financial statements.
     In June 2008, the FASB ratified the consensus reached on EITF No. 07-05, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (“EITF No. 07-05”). EITF No. 07-05 clarifies the determination of whether an instrument (or an embedded feature) is indexed to an entity’s own stock, which would qualify as a scope exception under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. EITF No. 07-05 is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption for an existing instrument is not permitted. The Company is currently evaluating the impact of the pending adoption of EITF No. 07-05.

PROTECTIVE PRODUCTS OF AMERICA, INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008
NOTE 2 — GOING CONCERN
     The accompanying financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business as they become due.
     For the nine months ended September 30, 2008, the Company incurred net losses from continuing and discontinued operations of $28.6 million and $39.5 million, respectively. Additionally, the Company had negative cash flow from operating activities from continuing operations and discontinued operations of $7.2 million and $2.6 million, respectively. Furthermore, the terms of the Company’s Credit Agreement (as defined in “Note 8 — Debt”) were amended to extend the accelerated maturity of all outstanding indebtedness under the Credit Agreement to October 17, 2008. As of September 30, 2008, the Company was not in compliance with any of its financial covenants in the Credit Agreement. The Company and its current lender have agreed to work together to more aggressively pursue and secure new financing to replace the current Credit Agreement. The lender has to date allowed the Company to have full access to the line of credit. As of September 30, 2008 the Company has outstanding indebtedness of $21.3 million including $10.6 million outstanding under its line of credit and had $0.8 million in cash.
     The Company has presented its term bank indebtedness as a current liability in its financial statements. The Company has relied, in part, upon debt financing to fund its operations. As such, there is substantial doubt as to the Company’s ability to continue as a going concern. The Company’s ability to continue as such is dependent upon management’s ability to successfully execute its business plan, including increasing revenues through the sale of existing and future product offerings and reducing expenses in order to meet the Company’s current and future obligations. In addition, the Company’s ability to continue as a going concern is dependent upon management’s ability to successfully refinance or replace its current indebtedness. Management believes that it will obtain future long term contracts and financing which will help to restore positive cash flow and improve its working capital deficiency. However, there can be no assurances that management will be successful in their initiatives. Failure to obtain financing will have a material adverse impact on the Company’s operations and liquidity.
     The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result if the Company is unable to operate as a going concern.
NOTE 3 — DISCONTINUED OPERATIONS
     During the period from January 2007 through September 2008, the Company incurred significant losses at its Newark, Delaware operations. These losses combined with a significantly less favorable outlook for awards under certain ceramic armor bids, as well as substantial delays in activity under a previously disclosed purchase order for ceramic plates, indicated that the carrying value of certain assets may not be recoverable. Accordingly, after an impairment analysis was conducted, the Company concluded that all of the goodwill and long-lived intangible assets, and a significant portion of its property located in Delaware, had been permanently impaired under the guidelines of FASB Statement No. 142 “Goodwill and Other Intangible Assets” (see Note 6 — “Goodwill and Intangible Assets”) and FASB Statement No. 144 “Accounting for the Impairment or Disposal of Long-lived Assets.” Accordingly, the Company recorded an impairment charge of $22.0 million related to goodwill and long-lived intangible assets and an asset write-down of $6.3 million, which was charged to operating expenses. In addition, a related inventory write down of $4.8 million associated with certain inventories at the Newark, Delaware facility was recorded in cost of goods sold.
     Additionally, in accordance with FASB Statement No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, the Company recorded separation liabilities and the estimated costs of $1.4 million, which was charged to selling, general and administrative expense, associated with the cessation of the use of the facility and equipment under operating leases. Also, the Company adopted a formal exit plan in September 2008 to discontinue all operations in Delaware by December 31, 2008.
     During the second quarter of 2007, the Company closed its manufacturing facility in Calgary, Canada, consolidated the majority of its armor production into its Newark, Delaware location and recorded a restructuring charge of $0.8 million. Due to the discontinuance of operations at the Newark facility as described above, all financial data in these financial statements related to the former manufacturing facility in Calgary, including the $0.8 million restructuring charge, are now presented in discontinued operations for all periods presented.

PROTECTIVE PRODUCTS OF AMERICA, INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008
     During the second quarter of 2007, the Company closed its manufacturing facility in Calgary, Canada, consolidated the majority of its armor production into its Newark, Delaware location and recorded a restructuring charge of $0.8 million. Due to the discontinuance of operations at the Newark facility as described above, all financial data in these financial statements related to the former manufacturing facility in Calgary, including the $0.8 million restructuring charge, are now presented in discontinued operations for all periods presented.
     The following table reflects the balance sheets for discontinued operations as of September 30, 2008:

(thousands of dollars)	September 30, 2008

ASSETS
Current assets
Accounts receivable	$328
Inventory	1,452
Prepaid expenses and other current assets	62

Total current assets	1,842
Long term assets
Property, plant and equipment	2,009
Total long term assets	2,009

Total assets	$3,851

LIABILITIES
Accounts payable and accrued liabilities	$2,810

Total liabilities	$2,810

     The following table reflects the statements of operations for discontinued operations for the nine months ended September 30, 2008 and September 30, 2007:

	Nine Months Ended September 30,
(thousands of dollars)	2008	2007

Sales	$10,334	$2,431
Cost of sales	16,732	7,954

Gross margin	(6,398)	(5,523)
Operating expenses
Selling, general and administrative	4,293	6,138
Research and development	344	948
Impairment of goodwill and intangible assets	22,016	—
Impairment of property, plant and equipment	6,310	—

Total operating expenses	32,963	7,086

Interest expense (1)	165	246
Other income	(1)	(13)

Total other expense	164	233

Loss from discontinued operations before income taxes	(39,525)	(12,842)
Income tax (benefit)	—	(4,590)

Loss from discontinued operations	$(39,525)	$(8,252)

(1)	The allocation of interest expense to discontinued operations was calculated under the guidelines of EITF 87-24. Applying this methodology resulted in interest expense of $0.2 million and $0.2 million being allocated to discontinued operations for the nine-month periods ended September 30, 2008 and 2007, respectively.
NOTE 4 — COMPREHENSIVE INCOME

PROTECTIVE PRODUCTS OF AMERICA, INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008
     The following table represents the Company’s comprehensive income for the nine months ended September 30, 2008 and 2007:

	Nine months ended
	September 30,
(thousands of dollars)	2008	2007

Net loss	$(68,088)	$(6,185)

Items included in accumulated other comprehensive income
Foreign currency denominated financial liability designated as a hedge	(72)	2,316
Foreign currency translation adjustment	486	(1,417)

Subtotal	414	899
Total comprehensive income	$(67,674)	$(5,286)
NOTE 5 — INVENTORY
     The Company’s inventory balance at September 30, 2008 was comprised of the following:

(thousands of dollars)	September 30, 2008

Raw Materials	$2,472
Work in Progress	982
Finished Goods	4,997

Total	$8,451

NOTE 6 — GOODWILL AND INTANGIBLE ASSETS
     In accordance with FASB Statement No. 142, goodwill and other intangible assets are tested for impairment at least annually or more frequently if events and circumstances indicate that the carrying value may not be recoverable. Intangible assets are tested by comparing the fair value of the asset to their carrying value. If the carrying value of the asset exceeds its fair value, an impairment charge is recognized. The impairment test for goodwill involves a two-step approach. Under the first step, the Company compares the fair value of its reporting unit to its carrying value. The Company determines the fair value of its reporting unit by estimating the present value of the reporting unit’s future cash flows and comparing this result to any market data which indicates the value of the reporting unit. If the fair value exceeds the carrying value, no impairment charge is recognized. If the carrying value exceeds the fair value, the goodwill of the reporting unit is considered potentially impaired and the second step is performed to measure the impairment charge.
     Under the second step, the Company calculates the implied fair value of goodwill by deducting the fair value of all tangible and intangible net assets, including any unrecognized intangible assets, of the reporting unit from the fair value of the unit as determined in the first step. The Company then compares the implied fair value of goodwill to the carrying value of goodwill. If the implied fair value of goodwill is less than the carrying value of goodwill, the Company recognizes an impairment charge equal to the difference.
     The Company determines the fair value of its reporting unit based on an income and market approach, utilizing a discounted cash flow (“DCF”) methodology in its application of the income approach and undertaking a review of comparable market transactions as available. As a test for reasonableness, the Company compares the implied revenue multiple from the value conclusion determined based on the DCF method to multiples of somewhat comparable publicly traded companies. The Company regularly compares itself to its competitors and the Company believes the judgments used to arrive at these comparable companies are reasonable. The use of projected discounted future results is based on assumptions that are consistent with the Company’s estimates of future growth and the strategic plan used to manage the underlying business, and also includes a probability-weighted expectation as to the Company’s future cash flows. Factors requiring significant judgment include assumptions related to future growth rates, discount factors, and tax rates, among other considerations.
     During the second quarter of 2008, the Company continued to incur operating and cash flows losses from its manufacturing facility in Newark, Delaware. As a result, the Company determined that it had a triggering event under FASB Statement No. 142 and performed a goodwill impairment analysis. Based on the results of the interim goodwill impairment test, it was determined that the fair value of the reporting unit’s assets were significantly less than their carrying values. As a result, the Company recorded a non-cash impairment charge in discontinued operations (see Note 3 — “Discontinued Operations” below).
     During the third quarter of 2008, the Company experienced a significant decline in its market capitalization. As a result, the Company determined that it had a triggering event under FAS 142 and performed a second goodwill impairment analysis. Based on the results of the interim goodwill impairment test, it was determined that the fair value of the Company’s assets were significantly less than their carrying values. As a result, the Company initiated the second step of the impairment test to determine the implied fair value of goodwill. The second step has not yet been completed and as a result, the Company has recorded a non-cash impairment charge, which represents the Company’s best estimate, in the amount of $28.3 million resulting in a write-off of all of the Company’s goodwill and a portion of its long-lived intangible asset balance as of September 30, 2008. The recorded impairment charge is an estimate based on a preliminary assessment and may differ from the actual impairment once the second step of the analysis is completed. The Company believes that this non-cash impairment charge will not impact its continuing operations.
     The Company had one intangible asset with an indefinite life, its trade name. The Company determined that this asset was not impaired.

(thousands of dollars)

Balance as of December 31, 2007	$36,807
Goodwill related to acquisition	1,420
Amortization expense	(566)
Impairment of indefinite-lived assets	(28,288)

Balance as of September 30, 2008	$9,373

     The components of the Company’s intangible assets as of September 30, 2008 are as follows:

	Gross Carrying	Accumulated	Net
(thousands of dollars)	Amount	Amortization	Carrying Amount

Non-Compete Agreement	$440	$(207)	$233
Trade Name	9,140	—	9,140

Total Intangible Assets	$9,580	$(207)	$9,373

     The Company is amortizing the non-compete agreement over a five year useful life. The trade name has an indefinite life.

PROTECTIVE PRODUCTS OF AMERICA, INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008
NOTE 7 — BUSINESS ACQUISITION
     On January 7, 2008, the Company acquired certain assets and production facilities located in Granite Falls, North Carolina from ForceOne, LLC. The acquired assets and operations were merged into the Company’s newly formed subsidiary Protective Products of North Carolina, LLC. The purchase price for the acquisition was $2.1 million, consisting primarily of $1.6 million paid in cash and a forgiveness of $0.5 million in accounts receivable balances (net of payables assumed) due from ForceOne, LLC. The Company entered into this transaction to broaden its product offering and enable it to be more competitive in the marketplace.
     The estimated fair values of the total assets acquired as of the date of acquisition are presented in the following table:

(in thousands of dollars)

Purchase Price
Cash	$1,442
Transaction costs	120
Trade receivables due from ForceOne, LLC forgiven	559
Trade payables of ForceOne, LLC assumed	(41)

Total purchase price	$2,080

Allocation
Inventory	$230
Property, plant and equipment	428
Other assets	2
Goodwill	1,420

Total assets acquired	$2,080

NOTE 8 — DEBT
     The Company’s debt as of September 30, 2008 is as follows:

(thousands of dollars)	September 30, 2008

Line of Credit	$10,616

Long Term Debt
Subordinated Non-Convertible Debentures	5,100
Subordinated Convertible Debentures	6,000
Discount on Subordinated Non-Convertible Debentures	(426)

Total Long Term Debt	10,674

Less: Current Portion	(4,674)

Long Term Debt	$6,000

Line of Credit and Term Loan
     The Company has a line of credit with Canadian Imperial Bank of Commerce (“CIBC”) providing borrowing capacity of the lesser of CAD$13.0 ($12.3 million USD as of September 30, 2008) or the aggregate balance of 75% of its eligible accounts receivable; and 50% of its eligible raw material and finished goods inventory or 40% of its total commitment (the “Borrowing Base”), is defined, in an agreement dated September 21, 2004 (the “Credit Agreement”). The line of credit is collateralized by all of the Company’s receivables and inventory, the assignment of insurance and a general security agreement. Prior to August 29, 2008 the Company’s the borrowing capacity was CAD$15.0 million. Effective August 29, 2008, the Company entered into an agreement with its lenders that modified the terms of the Credit Agreement by, among other things, reducing the availability on the line of credit from CAD$15.0 million to CAD$13.0 million.

PROTECTIVE PRODUCTS OF AMERICA, INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008
     The line of credit bears interest at prime rate plus a spread of 400 basis points, based upon the terms of the Company’s Credit Agreement, as amended. As of September 30, 2008, the interest rate on the Company’s line of credit was 8.75%. The outstanding balance on the line of credit was $10.6 million at September 30, 2008. The unutilized amount available against the Company’s line of credit, as described above, was $0.8 million as of September 30, 2008.
     Effective May 25, 2006, the Company secured a term loan of $25.0 million to facilitate its acquisition of Protective Products International Corp. The Company paid off the term loan in full during the quarter ended June 30, 2008.
     Effective January 4, 2008, the Company entered into a fifth amendment to its Credit Agreement. The fifth amendment modified the terms of the Credit Agreement by, among other things: (a) requiring a $5,000,000 prepayment of the aggregate principal amount of the term loan on or before March 7, 2008; (b) requiring the Company to file a prospectus in connection with the issuance of new equity or subordinated debt, for net proceeds to the Company equal to or greater than $10,000,000, on or before February 15, 2008; (c) requiring the Company to commence marketing efforts in respect of the issuance of new equity, as described in (b) above, if applicable, on or before February 20, 2008; (d) requiring the Company to complete the issuance of new equity or subordinated debt, as described in (b) above, on or before March 7, 2008; and (e) confirming the extension of the maturity date of the line of credit and term loan to June 30, 2008. On March 6, 2008, the Company repaid $5.0 million against the outstanding principal balance on its term loan with the proceeds received from its public offering of common stock (see “Note 10 — Equity”).
     Effective April 11, 2008, the Company entered into a sixth amendment to its Credit Agreement. The sixth amendment modified the terms of the Credit Agreement by, among other things, requiring a prepayment of $2.0 million on May 1, 2008 and extending the date of maturity from March 31, 2008 to June 30, 2008. Additionally, the amendment provided the Company with a waiver of its covenant compliance requirements as of March 31, 2008.
     As of June 30, 2008, the Company’s Credit Agreement was scheduled to mature and the Company was not in compliance with two covenants under its Credit Agreement—the Debt to Trailing EBITDA and Current Ratios. As such and effective as of June 30, 2008, the Company entered into a seventh amendment agreement to its Credit Agreement. The seventh amendment modified the terms of the Credit Agreement by, among other things, extending the date of maturity from June 30, 2008 to July 31, 2008. Additionally, the amendment provided the Company with a waiver of its covenant compliance requirements as of June 30, 2008.
     Effective July 31, 2008, the Company entered into an eighth amendment to its Credit Agreement. The eighth amendment modified the terms of the Credit Agreement by, among other things, extending the date of maturity from July 31, 2008 to August 29, 2008.
     Effective August 29, 2008, the Company entered into an agreement with its lenders that modified the terms of the Credit Agreement by, among other things, extending the date of maturity from August 29, 2008 to October 17, 2008 and reducing the availability on the credit line from CAD$15.0 million to CAD$13.0 million. As of the date of this information statement, the Company was not in compliance with any of its financial covenants in the Credit Agreement. The Company continues to work together with its lender to aggressively pursue and secure new financing to replace the current Credit Agreement. A new maturity date is currently being negotiated and the lender continues to provide full access to the line of credit. The Company currently does not have available cash to repay all of its indebtedness and may not be able to continue as a going concern.
     In connection with the amendments to the Credit Agreement, the Company paid commitment fees to the lender which have been expensed as incurred. For the nine months ended September 30, 2008 and 2007, these fees charged to interest expense were $0.2 million and $0.1 million, respectively.
Subordinated, Non-Convertible Debentures

PROTECTIVE PRODUCTS OF AMERICA, INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008
     On August 29, 2007, the Company completed a private placement of two non-convertible subordinated debentures for aggregate proceeds of $3.4 million with certain directors of the Company. The non-convertible subordinated debentures carry an interest rate of 12% per annum, payable monthly, for a two-year term. The proceeds were used to fund all amounts outstanding in the Company’s legal settlement with ArmorWorks Enterprises, LLC (see “Note 11 — Commitments and Contingencies”).
     On September 28, 2007, the Company completed a private placement of one non-convertible subordinated debenture for aggregate proceeds of $1.7 million with a significant stockholder. The non-convertible subordinated debenture carries an interest rate of 12% per annum, payable monthly, for a two-year term. The proceeds were used to fund general working capital needs.
     Each of the three non-convertible subordinated debentures placed by the Company granted the holder 170,000 common share purchase warrants (see “Note 10 — Equity”) with an exercise price of $7.50 per warrant and a two-year term from the date of placement. As a result, the Company recorded a reduction to its long term debt, in the form of a loan discount, and an increase to stockholders’ equity of $0.8 million, which is equal to the fair value of the warrants. The discount is being amortized using the effective interest rate method over the terms of the non-convertible subordinated debentures.
Subordinated, Convertible Debentures
     On February 4, 2008, the Company completed a private placement of subordinated, convertible debentures (“Convertible Debentures”) for aggregate proceeds of $6.0 million, of which $2.4 million was placed with certain officers and directors of the Company (see “Note 14 — Related Party Transactions”). The Convertible Debentures carry an interest rate of 10% per annum, payable monthly, for a three-year term with a conversion price of the Canadian dollar equivalent of US$6.57, or 913,242 shares of the Company’s common stock. The Company will have the option to force conversion if, after the first year of the term of the Convertible Debentures, the common shares of the Company trade at or above the Canadian dollar equivalent of US$9.10 for 30 or more consecutive trading days.
NOTE 9 — INCOME TAXES
     The Company accounts for income taxes under the liability method. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the carrying amounts and tax bases of the assets and liabilities. Future income tax assets are measured using enacted or substantively enacted income tax rates to be in effect for the year in which the differences are expected to reverse.
     The Company establishes a valuation allowance against future income tax assets if, based on available information, it is more likely than not that some or all of the future income tax assets will not be realized. If these estimates and assumptions change in the future, the Company could be required to reduce or increase the value of the future income tax asset or liability resulting in income tax expense or recovery. The Company evaluates the valuation allowance quarterly and adjusts the amount if necessary.
     Effective January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” or FIN 48. Pursuant to FIN 48, the Company periodically assesses its tax filing exposures related to periods that are open to examination. The Company recorded income tax expense of $0.2 million for the nine month period ended September 30, 2008, compared to $1.0 million for the same period in the prior year. The Company’s effective tax rate was negative 0.7% for the nine-month period ended September 30, 2008, compared to 32.4% for the same period in the prior year. The Company recorded a valuation allowance of $0.2 million during the third quarter ended September 30, 2008. This valuation allowance was recorded based on a current assessment that it is more likely than not that the future benefit of net operating losses (NOL’s) will not be realized. The realization of future tax benefits is dependent on the Company generating profitable operating results in the United States.

PROTECTIVE PRODUCTS OF AMERICA, INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008
NOTE 10 — EQUITY
     Prior to the Company’s domestication on July 31, 2008, the Company had common stock with no par value and an unlimited number of shares authorized. As a result of the Company’s domestication as a Delaware corporation, the Company changed its capital structure to conform to Delaware law.
Common Stock Offering
     The Company’s authorized capital stock consists of 40,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share. No shares of preferred stock are currently outstanding and there are no present plans to issue any shares of preferred stock.
     No dividends have been declared or paid on the common stock, and the Company does not intend to pay dividends in cash or in kind in the foreseeable future.
     On March 6, 2008, the Company completed a public offering of 3,530,000 shares of its common stock at a price of CAD$4.25 per share. The Company received proceeds of $14.1 million from the offering after deducting offering expenses of $1.1 million. These net proceeds were used to reduce indebtedness under the Company’s credit facility and for general working capital purposes.
Stock-Based Compensation
     Stock-based compensation costs were $0.9 million and $0.7 million for the nine months ended September 30, 2008 and 2007, respectively, based on stock options granted on or after January 1, 2005.
     On September 16, 2008, the Company granted 477,500 stock options with a weighted average fair value of CAD$0.86 to certain directors, officers, employees and consultants. The Company utilized the Black-Scholes option pricing model to determine the fair value of the stock options. The variable input assumptions used in determining the fair value of the options included a volatility measure of 97.8%; an expected life of 4 years; zero coupon Canadian government bond rate of 4.10%; and a dividend of $0.
     On January 25, 2008, the Company granted 102,326 stock options with a weighted average fair value of CAD$2.27 to a certain officer of the Company. The Company utilized the Black-Scholes option pricing model to determine the fair value of the stock options. The variable input assumptions used in determining the fair value of the options included a volatility measure of 50.0%; an expected life of 4 years; zero coupon Canadian government bond rate of 4.10%; and a dividend of $0.
     A summary of the Company’s stock option plan as of September 30, 2008, and changes during the nine-month period ended on such date is presented in the following table:

		Weighted Average
	Number of Options	Exercise Price (1)

Options Outstanding, December 31, 2007	860,335	$15.12
Exercised	—	—
Granted	579,826	$1.96
Forfeited	(76,671)	$9.46

Options Outstanding, September 30, 2008	1,363,490	$9.84

(1)	Weighted average exercise price presented in Canadian dollars.
     A summary of the options outstanding and exercisable as of September 30, 2008 is presented in the following table:

PROTECTIVE PRODUCTS OF AMERICA, INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

	Weighted		Weighted		Weighted
	Average	Number of	Average	Number of	Average
	Remaining	Options	Exercise Price of	Options	Exercise Price
Exercise Price	Contractual Life	Outstanding	Outstanding (1)	Exercisable	of Exercisable (1)

$1.25 - $5.30	4.85	579,826	$1.96	—	—
$10.69 - $14.95	3.48	336,164	$12.59	137,992	$12.87
$15.11 - $18.39	3.35	332,000	$16.41	110,666	$16.41
$22.50 - $22.59	1.79	115,500	$22.54	100,329	$22.53

	3.89	1,363,490	$9.84	348,987	$16.77

(1)	Weighted average exercise prices presented in Canadian dollars.
     The amount and weighted average exercise price of the options exercisable as of December 31, 2007 was 178,323 and CAD$15.74, respectively.
Earnings per Share
     The reconciliation of number of shares used in earnings per share calculations is presented in the following table:

	Nine Months Ended	Nine Months Ended
	September 30, 2008	September 30, 2007

Weighted Average Shares Outstanding	12,925,148	10,221,263
Diluted Effect of Stock Options	—	13,806

Weighted Average Diluted Shares Outstanding	12,925,148	10,235,069

Basic and Diluted Income(Loss) from continuing operations per Common Share	$(2.21)	$0.20

     For the nine month periods ended September 30, 2008 and 2007, there were 1,363,490 and 846,529 stock options outstanding, respectively, that were excluded from weighted average shares outstanding since their inclusion would be anti-dilutive. Additionally, during both nine month periods 510,000 warrants outstanding were excluded from weighted average shares outstanding since their inclusion would be anti-dilutive.
Warrants
     In conjunction with the private placement of non-convertible subordinated debentures (see “Note 8 — Debt”) on August 29 and September 28, 2007, the Company granted warrants to purchase up to a total of 510,000 shares of the Company’s common stock to the holders of the debentures. The warrants were valued at $0.8 million using the Black-Scholes option pricing model and assuming a volatility of 50.0%, an expected life of two years, a risk-free interest rate of 4.1% and no dividends. The fair value of the warrants is recorded as paid in capital in Stockholders’ Equity. The warrants expire on October 15, 2009.
Advances and Receivables from Stockholder
     Advances and receivables from stockholder of $0.6 million due from the former sole stockholder of Protective Products International Corporation, or “PPIC”, Mr. Giordanella, the Company’s current Chief Executive Officer.
NOTE 11 — COMMITMENTS AND CONTINGENCIES

PROTECTIVE PRODUCTS OF AMERICA, INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008
     On March 25, 2008, ArmorWorks Enterprises, LLC filed a Statement of Claim in the Ontario Superior Court of Justice in Toronto against Ceramic Protection Company, its subsidiaries and directors. The Statement of Claim seeks damages in the amount of $64.3 million and relates to allegations by ArmorWorks Enterprises, LLC including that the defendants failed to perform on certain terms of the settlement agreement entered into on August 2, 2007. On July 3, 2008, the lawsuit was discontinued by ArmorWorks Enterprises LLC through the filing of a Notice of Discontinuance with the Ontario Superior Court.
     The Company is currently being investigated by the United States Department of Defense with respect to the production of its ballistic ceramic tiles. The investigation is ongoing and the Company is actively negotiating resolution of the matter.
     In May 2007, the Company received correspondence from the Civil Division of the United States Department of Justice related to alleged violations committed by Protective Products International Corp under the False Claims Act through the sale of bulletproof vests containing Zylon, a ballistic fiber, to various United States government agencies and directly to the United States federal government. The Company settled the claim with the Civil Division of the United States Department of Justice. Under the terms of the settlement agreement, the United States Department of Justice has agreed to discontinue all actions and claims related to such possible violations in exchange for a payment by the Company of $1.0 million, which was accrued for as of December 31, 2007. As of September 30, 2008, the Company made all required payments, including interest, fully satisfying all of its obligations under the terms of the settlement agreement.
NOTE 12 — FINANCIAL INSTRUMENTS
     The Company classifies all of its financial instruments into one of the following categories: (1) loans and all receivables; (2) assets held-to-maturity; (3) assets available-for-sale; (4) other financial liabilities, which include accounts payable and accrued liabilities, customer deposits and deferred revenue, line of credit and long-term debt; and (5) held-for-trading. All financial liabilities are initially recognized at fair value and subsequently measured based upon their classification.
     Financial instruments that are classified as held-for-trading or available-for-sale are re-measured each reporting period at fair value with the resulting gain or loss immediately recognized in net income and other comprehensive income, respectively. As of September 30, 2008, the fair value of these instruments approximated the carrying amount due to the short-term maturities of these instruments.
Fair Value of Financial Assets and Liabilities
     The fair value of the Company’s cash, accounts receivable, notes receivable, accounts payable and accrued liabilities and customer deposits and deferred revenues approximate their carrying value as of September 30, 2008, due to their short term nature or market interest rates. Long term debt is carried at amortized cost using the effective interest method of amortization.
     The Company believes that it cannot perform an estimate of the fair value of its line of credit and subordinated long-term debt without incurring excessive costs due to the following reasons: (i) there is no quoted price or benchmark on the Company’s financial instruments, (ii) the Company’s replacement financing efforts are ongoing and (iii) current financial market conditions.
     The Company considers its risks in relation to financial instruments in the following categories:
Credit Risk
     Credit risk is the risk that a counterparty to a financial asset will default resulting in a financial loss to the Company. The Company has policies and procedures in place that govern the credit risk it will assume. The Company manages credit risk on an ongoing basis by evaluating customer credit ratings, measuring customer concentration levels by amount and percentage and insuring customer receivables when deemed necessary.
     The Company is subject to normal credit risk with respect to its accounts receivable. A substantial portion of the Company’s accounts receivable is with the United States government and its agencies. As of September 30, 2008, these customers, collectively, represented 86% of the Company’s accounts receivable. Furthermore, approximately 99% of its trade receivables were outstanding for less than 90 days.

PROTECTIVE PRODUCTS OF AMERICA, INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008
     The Company reviews its receivables for possible indicators of impairment on a regular basis and maintains an allowance for potential credit losses which totaled less than $0.1 million as of September 30, 2008. Trade receivables are written off against the allowance when it becomes evident that the receivable will not be collected due to customer insolvency. Historically, the impact and incidence of receivable write-downs has been insignificant.
Liquidity Risk
     Liquidity risk is the risk that the Company will be unsuccessful in satisfying its financial obligations. The Company’s financial liabilities are comprised of accounts payable and accrued liabilities, customer deposits and deferred revenue, line of credit and long term debt. The Company assesses its liquidity position and obligations under its financial liabilities through financial forecasts.
     The Company has relied upon debt financing to fund its growth and, in part, its operations. The Company’s Credit Agreement, as amended, was scheduled to mature on June 30, 2008. Effective July 31, 2008, the Company entered into an amendment to the Credit Agreement which, among other things, waived the covenant violations and extended the maturity date of the Credit Agreement to August 29, 2008. The terms were again amended to extend the accelerated maturity of all outstanding indebtedness under the Credit Agreement to October 17, 2008. Subsequent to that date, the Company and its current lender have agreed to work together to more aggressively pursue and secure new financing to replace the current Credit Agreement. A new maturity date is being negotiated The lender continues to allow the Company to have full access to the Line of Credit, however failure to renew this financing may have a material adverse impact on the Company’s liquidity and ability to obtain replacement financing.
Market Risk
     Market risk is the risk that the fair value or future cash flows of financial assets or liabilities will fluctuate due to movements in market prices. Market risk is comprised of the following:
Interest Rate Risk
     The Company partially mitigates its exposure to interest rate changes by maintaining a blend of both fixed and variable rate indebtedness. The Company is exposed to interest rate price risk with respect to its subordinated debentures which bear a stated rate of interest, and interest rate cash flow risk with respect to its term loan and revolving line of credit which bear a rate of interest based upon current prime rates. As of September 30, 2008, the outstanding balance on the line of credit was $10.6 million. A one percent change in interest rates, assuming this balance remains outstanding for one year, would result in an additional $0.1 million in interest expense.
Currency Risk
     Historically, fluctuations in exchange rates between the US and Canadian dollar have had a significant effect on the Company’s operating and financial results. For the nine month period ended September 30, 2008, approximately 99% of the Company’s sales occurred within the United States and were denominated in U.S. dollars. The Company mitigates its exposure by maintaining a blend of both United States and Canadian dollar denominated debt.
NOTE 13 — GEOGRAPHIC INFORMATION
     The Company operates within one business segment, which is the manufacture and sale of armor. Geographic information related to sales inclusive within this business segment is presented in the following table:

PROTECTIVE PRODUCTS OF AMERICA, INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

	Nine Months Ended	Nine Months Ended
(thousands of dollars)	September 30, 2008	September 30, 2007

Sales
United States	$64,726	$54,721
International	524	245

Total Sales	$65,250	$54,966

     For the nine months ended September 30, 2008, two customers accounted for approximately 81% of the Company’s total sales. The Company strives to maintain a growing base of customers but certain large orders may be limited to a narrow base of major customers. If any one major customer reduced its demand for the Company’s products, the Company’s financial results will be adversely affected.
     Geographic information related to property, plant and equipment and intangible assets inclusive within this business segment is presented in the following table:

(thousands of dollars)	United States	International	Total

Property, Plant and Equipment	$2,276	—	$2,276
Intangible Assets	$9,373	—	$9,373

NOTE 14 — RELATED PARTY TRANSACTIONS
Operating Leases with Related Parties
     PPIC leases one of its Sunrise, Florida facilities from Albricas, LLC, of which the sole member is a current officer of the Company. The initial lease term ends December 31, 2009, with options to renew for two additional five-year terms. The base monthly rent for the term of the lease is $24,062.
     PPIC leases a South Florida property from Armor World, LLC, of which the sole member is a current officer of the Company. The lease term ends December 31, 2008, with an annual option to renew for an additional one year term. The base monthly rent for the term of the lease is $5,200.
Notes and Other Receivables from Related Parties
     As of September 30, 2008, PPIC has a note receivable from Albricas, LLC with a balance of $65,164 of which $37,349 is considered current. The note originated in 2004, prior to the Company’s acquisition of PPIC, and related to the construction of the facility being leased from Albricas, LLC. Monthly payments are $4,391, which includes principal and interest of 10.79%, with final payment occurring January 9, 2010.
     The Agreement and Plan of Merger related to the PPIC acquisition contains a provision for working capital adjustments. At September 30, 2008, the Company’s reported balance in “Advances and receivables from stockholder” included $0.2 million related to such working capital adjustments and a $0.4 million receivable due from the former sole stockholder of PPIC, Mr. Giordanella, the Company’s current Chief Executive Officer.
Subordinated Indebtedness to Related Parties
     On August 29, 2007, the Company completed a private placement of two $1.7 million non-convertible subordinated debentures with two of its directors, Messrs. Giordenalla and Moeller. The debentures mature two years from their date of placement and bear interest, payable monthly, at 12% per annum. For the nine-month period ended September 30, 2008 the Company has paid $0.15 million in interest on each note. No principal payments have been made on the non-convertible subordinated debentures since their issuance.
     On February 4, 2008, the Company completed a private placement of subordinated, convertible debentures for aggregate proceeds totaling $2.35 million with four of its directors. Messrs. Giordanella and Moeller each purchased

PROTECTIVE PRODUCTS OF AMERICA, INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008
$1.0 million of the debentures, Mr. Brian Stafford purchased $0.2 million of the debentures and General Shelton purchased $0.15 million of debentures. These subordinated, convertible debentures mature on February 4, 2011 and bear interest, payable monthly commencing on March 4, 2008, at 10% per annum. Since the date of their issuance the Company has paid $0.08 million in interest to both Messrs. Giordanella and Moeller, $0.01 million in interest to Mr. Brian Stafford, and $0.01 million to General Shelton. The debentures are convertible into 357,686 shares of common stock, which represents a conversion price of the Canadian dollar equivalent of US$6.57 per share. No principal payments have been made on the convertible subordinated debentures since their issuance.
NOTE 15 — SUBSEQUENT EVENTS
     On January 27, 2009, the Company completed the sale of substantially all of its Delaware assets for $3.2 million in cash. The Company used $3.0 million of the proceeds from this sale to reduce indebtedness outstanding under its line of credit.
     Effective as of January 30, 2009, the Company entered into a Forbearance Agreement (the “Forbearance Agreement”) and Amended and Restated Credit Agreement (the "Amended and Restated Credit Agreement") with CIBC. Under the Forbearance Agreement, CIBC has agreed not to exercise any remedies with respect to existing defaults by the Company under the Amended and Restated Credit Agreement until the earliest of (i) June 30, 2009, (ii) any other default by the Company under the Amended and Restated Credit Agreement or (iii) any breach by the Company of the Forbearance Agreement. In connection with entering into the Forbearance Agreement, the Company agreed to pay CIBC an aggregate fee of $200,000, $150,000 of which was previously paid and $50,000 of which must be paid by March 31, 2009. Pursuant to the Amended and Restated Credit Agreement, the interest rate on the Company’s line of credit was increased to the prime rate plus 650 basis points (equal to 9.75% as of January 30, 2009) and the maximum borrowing capacity under the line of credit was reduced to CAD$9.0 million. The outstanding balance under the Company’s line of credit is now due June 30, 2009. During the forbearance period, the Company must comply with several new covenants, including achieving targeted internal cash projections and maintaining a minimum level of stockholders’ equity. In the event the Company receives an expected federal income tax refund, the Company will be required to repay CAD$1.2 million of indebtedness and the maximum borrowing capacity under the line of credit will be reduced to CAD$7.8 million.
     The Company believes that it will have available cash resources to make the required payments against the line of credit. The Company further believes that it will be able to secure a new lender before June 30, 2009. However, there can be no assurances the Company will be able to secure new financing or, if it is unsuccessful in securing new financing, that CIBC would extend the forbearance period or allow the Company to continue borrowing under the line of credit after June 30, 2009. If the Company is unable to negotiate new financing to replace the Amended and Restated Credit Agreement, the Company could be materially and adversely affected and may not be able to continue as a going concern.